 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1997
                                                      REGISTRATION NO. 333-37297

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                           THE FAIRCHILD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              34-0728587
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)              IDENTIFICATION NO.)

                    WASHINGTON DULLES INTERNATIONAL AIRPORT
                             300 WEST SERVICE ROAD
                                 P.O. BOX 10803
                           CHANTILLY, VIRGINIA 20153
                                 (703) 478-5800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             DONALD E. MILLER, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                           THE FAIRCHILD CORPORATION
                    WASHINGTON DULLES INTERNATIONAL AIRPORT
                             300 WEST SERVICE ROAD
                                 P.O. BOX 10803
                           CHANTILLY, VIRGINIA 20153
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:
         JAMES J. CLARK, ESQ.                    MARK C. SMITH, ESQ.
       CAHILL GORDON & REINDEL        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            80 PINE STREET                        919 THIRD AVENUE
          NEW YORK, NY 10005                   NEW YORK, NY 10022-3903
            (212) 701-3000                         (212) 735-3000

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED DECEMBER 9, 1997

PROSPECTUS
       , 1997
                                3,700,000 SHARES
                           THE FAIRCHILD CORPORATION
                              CLASS A COMMON STOCK

  Of the 3,700,000 shares of Class A Common Stock (the "Class A Common Stock"), $0.10 par value per share, of The Fairchild Corporation (the "Company") offered hereby (the "Offering"), 3,000,000 shares will be sold by the Company and 700,000 shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Class A Common Stock has one vote per share, while the Class B Common Stock of the Company, par value $0.10 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), has ten votes per share. Upon completion of the Offering, Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of the Company, who holds substantially all of the Class B Common Stock, will have approximately 66.5% of the combined voting power of all outstanding shares of capital stock of the Company (approximately 65.7% if the Underwriters' over-allotment option is exercised in full). For information with respect to the voting rights and certain other features of the Class A Common Stock compared to the Class B Common Stock, see "Description of Capital Stock."

  The Class A Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange, under the symbol "FA." On December 8, 1997, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $21 13/16 per share. See "Price Range of Class A Common Stock and Dividend Policy."

  SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                PRICE    UNDERWRITING    PROCEEDS   PROCEEDS TO
                                TO THE   DISCOUNTS AND    TO THE    THE SELLING
                                PUBLIC  COMMISSIONS (1) COMPANY (2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.....................   $           $               $          $
Total (3)..................... $           $             $            $
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $    , payable by the Company.
(3) The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase in the aggregate up to 547,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds
    to the Selling Stockholders will be $   , $    and $   , respectively. See
    "Underwriting."

  The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New York on or
about       , 1997.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                      BT ALEX. BROWN
                                                    SBC WARBURG DILLON READ INC.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof as well as such reports and other information filed by the Company, which may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed rates. The Commission also maintains a web site at http://www.sec.gov which contains reports, proxy, and information statements and other information regarding registrants that file electronically with the Commission. The Company's Class A Common Stock is listed on the New York Stock Exchange and the Pacific Exchange, and such reports, proxy statements, and other information statements may be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104. The Company's executive offices are located at Washington Dulles International Airport, 300 West Service Road, Chantilly, Virginia 22021. Its telephone number is (703) 478-5800.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997, the Company's Current Report on Form 8-K dated December 8, 1997 and the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A, dated October 5, 1987 in each case, if applicable, as amended, and all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering described herein shall be deemed to be incorporated in this Prospectus and to be a part hereof from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such exhibits are specifically incorporated by reference into such document) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Donald E. Miller, Esq., Senior Vice President and General Counsel, The Fairchild Corporation, Washington Dulles International Airport, 300 West Service Road, P.O. Box 10803, Chantilly, Virginia 20153, by mail, and if by telephone (703) 478-5800.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE CLASS A COMMON STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE CLASS A COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere in, or incorporated by reference into, this Prospectus. Except where the context otherwise requires, as used herein, the "Company" refers to The Fairchild Corporation and its subsidiaries, and "Fiscal" in connection with a year shall mean the 12 months ended June 30 of such year. Except where otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

GENERAL

  The Company is the largest aerospace fastener manufacturer and is one of the largest independent aerospace parts distributors in the world. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary focus is on the aerospace industry and its business consists primarily of two segments--aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Disposition (as defined below), manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, original equipment manufacturers ("OEMs"), other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies. The Company's aerospace distribution business is conducted through its 64% owned subsidiary, Banner Aerospace, Inc. ("Banner"). On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to Allied Signal Inc. ("Allied") for approximately $345 million of common stock of Allied (the "Disposition"). See "Recent Developments."

  The aerospace parts industry currently is enjoying positive trends driven by favorable economic conditions, strong growth in new commercial aircraft orders, an increase in miles flown by existing aircraft and the need to modify older aircraft to comply with noise regulations. In the first half of 1997, Airbus, Boeing and McDonnell Douglas deliveries totalled 277 aircraft, a 50% increase over the comparable period in 1996. In addition, backlog for those three manufacturers aggregated 2,391 aircraft at June 30, 1997. The Company believes it is well positioned to take advantage of these favorable industry trends and intends to leverage its worldwide brand name recognition and leading market positions in order to increase revenues and operating profits.

  The aerospace industry also continues to experience consolidation at both the manufacturer and supplier level. The Company believes that, upon completion of the Offering, it will be well positioned to pursue additional strategic acquisitions and take further advantage of such industry trends. The Company continually evaluates potential acquisitions and is currently in discussions with several parties regarding potential acquisitions.

THE REFINANCING

  The Company intends to effect a series of transactions designed to: (i) reduce its total indebtedness and annual interest expense; (ii) increase the number of publicly held shares of Class A Common Stock; and (iii) increase the Company's operating and financial flexibility.

  The Company intends to enter into a new credit facility (the "New Credit Facility") that will provide for total lending commitments of up to $300 million. The New Credit Facility will be comprised of a revolving credit facility and a term loan facility. The effectiveness of the New Credit Facility is a condition to the closing of the Offering. See "Description of the New Credit Facility."

  With the proceeds of the Offering, borrowings under the New Credit Facility and the after tax proceeds the Company has already received from the STFI Sale (as defined below) (collectively, the "Refinancing"), the Company will refinance substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of the 11 7/8% Senior Debentures due 1999, the 12% Intermediate Debentures due 2001, the 13 1/8% Subordinated Debentures due 2006, the 13% Junior Subordinated Debentures due 2007 and its existing bank indebtedness. The Refinancing will reduce the Company's total net indebtedness by approximately $132 million and will reduce the Company's annual interest expense, on a pro forma basis, by approximately $21 million. The completion of the STFI Sale will reduce the Company's annual interest expense by approximately $3 million. In addition, a portion of the proceeds from the Disposition will be used to repay all of Banner's outstanding bank indebtedness, which will further reduce the Company's annual interest expense by an additional $14 million.

RECENT DEVELOPMENTS

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation of which the Company owns approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash (the "STFI Sale"). In connection with the STFI Sale, the Company has received approximately $85 million in cash (before tax) in exchange for certain preferred stock of STFI and expects to receive an additional $93 million in cash (before tax) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. The Intermedia transaction replaces an earlier merger agreement with the Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc. Consummation of the STFI Sale is subject to certain conditions.

  On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement in connection with the Disposition. The assets to be transferred to Allied pursuant to the Asset Purchase Agreement consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners. Approximately $170 million of the consideration received from the Disposition will be used to repay outstanding term loans of Banner's subsidiaries and pay related fees. Consummation of the Disposition is subject to certain conditions. See "The Disposition." The Company is effecting the Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Disposition presented a unique opportunity to realize a significant return on the sale of the hardware group.

SOURCES AND USES

  The sources and uses of the funds received from the Offering, borrowings under the New Credit Facility, the after tax proceeds from the STFI Sale, and the proceeds from the Disposition are as follows as of September 28, 1997:

SOURCES
-------                                                         (IN THOUSANDS)
New Credit Facility............................................    $225,000
Offering.......................................................      66,750
STFI Sale(a)...................................................     134,511
Proceeds from Disposition(b)...................................     345,000
                                                                   --------
  Total sources................................................    $771,261
                                                                   ========
USES
----
Repayment of Existing Fairchild Credit Facilities(c)...........    $240,145
Redemption of 11 7/8% Senior Debentures due 1999(d)............      63,000
Redemption of 12% Intermediate Debentures due 2001(d)..........     117,600
Redemption of 13 1/8% Senior Subordinated Debentures due
 2006(d).......................................................      35,856
Redemption of 13% Junior Subordinated Debentures due 2007(d)...      25,063
Accrued Interest...............................................      10,218
Estimated fees and expenses....................................      13,838
Excess Cash and short-term investments.........................     265,541
                                                                   --------
  Total uses...................................................    $771,261
                                                                   ========

--------------------

(a) Of this amount, the Company has received approximately $85 million (before tax) and expects to receive the balance in the first three months of 1998.

(b) The Company expects to receive the proceeds from the Disposition during the first three months of 1998. The Company will provide for deferred taxes of approximately $42 million in connection with the Disposition.

(c) Includes Banner indebtedness.

(d) Will be redeemed approximately 45 days after consummation of the Offering.

CONTEMPLATED SPIN-OFF

  In order to focus its operations on the aerospace industry, the Company is considering distributing (the "Spin-Off") to its stockholders all of the stock of Fairchild Industrial Holdings Corp. ("FIHC"), which may own substantially all of the Company's non-aerospace operations. Although the Company's ability to effect a Spin-Off is uncertain, the Company may effect a Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC, and all necessary governmental and third party approvals. The solvency opinion with respect to FIHC is required by the Company's lenders and board of directors. In order to effect a Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The ability of the Company to consummate a Spin-Off is contingent, among other things, on the ability of the Company to obtain consents and waivers under the Company's existing indebtedness and the New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate a Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate a Spin-Off. In addition, the Company may sell, restructure or otherwise change the assets and liabilities that may be in FIHC at the time of a Spin-Off and may delay the timing of a Spin-Off to minimize the tax consequences thereof to the Company and its stockholders or for other reasons elect not to consummate a Spin-Off. See "Risk Factors-- Uncertainty and Tax and Other Consequences of a Spin-Off."

  At the time of a Spin-Off, if consummated, the business and assets of FIHC may consist of: (i) the Company's technology products segment, which consists of Fairchild Technologies (a worldwide producer of equipment for recordable compact disc and semiconductor manufacturers); (ii) the Company's 31.9% ownership interest in Nacanco Paketleme (the largest producer of aluminum cans in Turkey); and (iii) certain of the Company's real estate and miscellaneous investments, including approximately 80 acres of land in Long Island, New York currently under development.

                                  THE OFFERING

 Class A Common Stock offered:
    By the Company........................... 3,000,000 shares
    By the Selling Stockholders..............   700,000 shares
                                              ----------------
        Total................................ 3,700,000 shares
                                              ================
 Common Stock outstanding after the Offering:
    Class A Common Stock..................... 17,030,717 shares(a)
    Class B Common Stock.....................  2,625,616 shares
                                              -----------------
        Total................................ 19,656,333 shares
                                              =================
 Voting Rights............................... The holders of Class A Common Stock are entitled to one vote per share and the
                                              holders of Class B Common Stock to ten
                                              votes per share. Each share of Class B
                                              Common Stock is convertible at any time
                                              into one share of Class A Common Stock.
                                              Through beneficial ownership of
                                              substantially all outstanding shares of
                                              Class B Common Stock, Jeffrey J. Steiner,
                                              the Chairman of the Board, Chief Executive
                                              Officer and President of the Company,
                                              controls a majority of the combined voting
                                              power of both classes of Common Stock,
                                              which enables him to elect a majority of
                                              the directors of the Company and to
                                              determine the outcome of any other matter
                                              submitted to stockholders for approval
                                              (except for matters requiring approval of
                                              holders of both classes voting separately).
                                              Upon completion of the Offering, Mr.
                                              Steiner will have 66.5% of the combined
                                              voting power of all shares of capital stock
                                              of the Company (approximately 65.7% if the
                                              Underwriters over-allotment option is
                                              exercised in full). See "Principal and
                                              Selling Stockholders" and "Description of
                                              Capital Stock."
 Use of proceeds............................. Together with borrowings under the New
                                              Credit Facility, the after tax proceeds of
                                              the STFI Sale and the Disposition, the net
                                              proceeds of the Offering will be used to
                                              repay existing indebtedness of the Company.
                                              The Company will not receive any of the
                                              proceeds from the sale of the Class A
                                              Common Stock by the Selling Stockholders.
 NYSE Symbol................................. "FA"

                                ----------------

                                  RISK FACTORS

  An investment in the Class A Common Stock involves certain risks that a prospective investor should carefully consider before investing in the Class A Common Stock. See "Risk Factors."

--------------------

(a) Excludes 2,720,250 shares of Class A Common Stock issuable upon exercise of options and warrants outstanding as of September 28, 1997.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary financial data for the Company and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The summary financial data as of and for the five years ended June 30, 1997 have been derived from the Company's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The summary financial data as of and for the three months ended September 28, 1997 and September 29, 1996 have been derived from the Company's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the Fiscal year ended June 30, 1997 and for the three months ended September 28, 1997 give effect to the Refinancing, the completion of the STFI Sale, and the Disposition as if they occurred on July 1, 1996 and July 1, 1997, respectively. The data presented below should be read in conjunction with the Financial Statements and related notes appearing elsewhere in this Prospectus. The unaudited pro forma balance sheet data as of September 28, 1997 give effect to the Refinancing, the completion of the STFI Sale and the Disposition as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Refinancing, the completion of the STFI Sale and the Disposition actually occurred on the dates specified.

                                               FISCAL                               THREE MONTHS ENDED
                          ----------------------------------------------------  ---------------------------
                                                                                SEPTEMBER 29, SEPTEMBER 28,
                            1993      1994      1995       1996      1997(1)        1996          1997
                          --------  --------  --------  ----------  ----------  ------------- -------------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $247,080  $203,456  $256,840  $  409,520  $  731,960   $  146,090    $  213,761
Gross profit............    42,609    28,415    37,614      94,911     205,123       39,810        52,062
Operating income
 (loss).................   (29,595)  (46,845)  (31,917)     (9,115)     30,517        3,048        10,112
Net interest expense....    67,162    66,670    64,371      56,586      47,798       12,480        12,590
Earnings (loss) from
 continuing operations..   (62,413)    4,834   (57,763)    (33,661)     (1,818)      (5,052)          433
Earnings (loss) per
 share from continuing
 operations:
 Primary................  $  (3.87) $   0.30  $  (3.59) $    (2.03) $    (0.10)  $    (0.31)   $     0.02
 Fully diluted..........     (3.87)     0.30     (3.59)      (1.97)      (0.10)       (0.31)         0.02
PRO FORMA DATA (2):
Net sales ..............                                            $  523,147                 $  159,096
Gross profit............                                               130,944                     30,603
Operating income........                                                 7,898                      4,063
Net interest expense....                                                 9,339                      3,212
Earnings from continuing
 operations.............                                                10,555                      3,582
Earnings per share from
 continuing operations:
 Primary................                                            $     0.52                 $     0.18
 Fully diluted..........                                                  0.52                       0.18
OTHER DATA:
EBITDA (3)..............  $  5,739  $ (7,471) $(11,038) $   14,857  $   56,452   $    8,316    $   16,969
EBITDA margin (4).......      2.3%      N.M.      N.M.        3.6%        7.7%         5.7%          7.9%
Capital expenditures....  $  5,802  $  4,507  $  5,911  $    6,622  $   22,116   $    2,131    $   10,206
Cash used for operating
 activities.............   (21,120)  (33,271)  (25,525)    (48,737)    (96,957)     (45,889)      (36,843)
Cash provided by (used
 for) investing
 activities.............    (9,290)  166,068   (19,156)     57,540      79,975      170,378        (2,485)
Cash provided by (used
 for) financing
 activities.............    57,431  (101,390)   12,345     (39,375)     (1,455)     (43,634)       27,560
                                                                                   AT SEPTEMBER 28, 1997
                                                                                ---------------------------
                                                                                   ACTUAL     PRO FORMA(2)
                                                                                ------------- -------------
BALANCE SHEET DATA:
Total assets............  $941,675  $866,621  $850,294  $1,009,938  $1,067,333   $1,083,116    $1,044,660
Long-term debt, less
 current maturities.....   566,491   522,406   509,715     368,589     416,922      412,261       225,000
Stockholders' equity....    53,754    69,494    40,180     231,168     229,625      231,206       426,450

Footnotes on following page

--------------------
(1) The actual results for Fiscal 1997 include results of Simmonds, a European manufacturer of aerospace fasteners, from its date of acquisition in February 1997.
(2) See "Pro Forma Consolidated Financial Statements."
(3) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of operating income before depreciation and amortization and restructuring and unusual charges of $15,469, $25,553, and $2,319 in Fiscal 1993, 1994, and 1996, respectively. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") , may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.
(4) Represents EBITDA as a percentage of net sales.

                                 RISK FACTORS

  Prospective purchasers of the Class A Common Stock should carefully consider the following risk factors, as well as the other information contained in, and incorporated by reference in, this Prospectus, before making an investment in the Class A Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations". No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

AIRLINE INDUSTRY RISKS/CYCLICALITY

  The Company's aerospace fasteners and aerospace distribution segments operate in historically cyclical industries. These segments are sensitive to general economic conditions and have been adversely affected by past recessions. Performance of the aerospace fasteners and aerospace distribution segments is also influenced by conditions generally affecting the aerospace industry, which, from 1990 to 1994, had experienced reduced demand for commercial aircraft, a decline in military spending and the postponement of overhaul and maintenance on existing aircraft.

  In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Several passenger airline carriers encountered significant financial difficulties, resulting in certain of such carriers ceasing to conduct business or seeking protection from creditors under federal bankruptcy laws. Certain passenger airline carriers have continued to operate under the protection of federal bankruptcy laws and continue to purchase products from aerospace hardware providers. In the event that any of the Company's aerospace customers cease to conduct business or seek protection from creditors under federal bankruptcy laws, it is likely the Company would be classified as a general unsecured creditor of such customer and the Company would be forced to incur losses from the write-off of accounts receivable. The loss of any of the Company's significant customers could result in a decrease in the Company's net sales and have a material adverse effect upon the Company's business. Although no one customer accounted for more than 10% of the Company's net sales in fiscal 1997 or for the three months ended September 28, 1997, the vast majority of the Company's revenues come from customers providing parts or services to Airbus and Boeing and, accordingly, the Company is dependent on the business of those manufacturers. A number of the historical customers of the Company's aerospace distribution business are smaller domestic and foreign passenger airlines, freight and package carriers, charter airlines and aircraft leasing companies, which may also suffer from the factors adversely affecting the airline industry generally. As a result, certain of the Company's customers may pose credit risks to the Company. The Company's inability to collect receivables could adversely affect its results of operations.

COMPETITION

  The markets for the Company's products and services are extremely competitive, and the Company faces competition from a number of sources in most of its product lines. Some of the Company's competitors have financial and other resources greater than those of the Company and are also well established as suppliers to the markets that the Company serves. Quality, performance, service and price are generally the prime competitive factors. There can be no assurance that the Company's markets will not attract additional competitors. See "Business--Competition."

DUAL CLASSES OF COMMON STOCK; CONTROL BY PRINCIPAL STOCKHOLDER

  The authorized Common Stock of the Company consists of 40,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, of which 14,030,717 shares of Class A Common Stock and 2,625,616 shares of Class B Common Stock were outstanding as of September 28, 1997. Except for voting with respect to additional issuances of Class B Common Stock and for class votes as required by Delaware law, holders of both classes of Common Stock vote together as a single class, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having ten votes per share. Substantially all of the outstanding shares of the Class B Common Stock are owned, directly or indirectly, by Jeffrey J. Steiner, the Company's Chairman of the Board, Chief Executive Officer and President. Through his ownership of 2,563,996 shares of the Class B Common Stock and 3,638,988 shares of the Class A Common Stock, Mr. Steiner owns 72.7% of the combined voting power of both classes of Common Stock (66.5% upon completion of this offering and 65.7% if the Underwriters' over-allotment option is exercised in full), which enables him to elect a majority of the directors of the Company and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). The voting rights of the Class B Common Stock may make the Company less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with the Company, even if such actions would be in the best interests of the holders of Class A Common Stock. See "Description of Capital Stock--General." The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis and is subject to certain restrictions on transferability. See "Description of Capital Stock."

  Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Aquitaine, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and has offered to appear in person if certain arrangements were made. According to the French press, the magistrate also requested permission to commence an inquiry into transactions involving another French petroleum company, but her request was not granted. If the magistrate were to renew her request, and if it were granted, inquiry into transactions between such company and Mr. Steiner could ensue. The Board of Directors of the Company has formed a special committee of outside directors to advise it with respect to these matters, and the special committee has retained counsel.

UNCERTAINTY AND TAX AND OTHER CONSEQUENCES OF A SPIN-OFF

  The Company may effect a Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC and all necessary governmental and third party approvals. The ability of the Company to consummate a Spin-Off is contingent, among other things, on the ability of the Company to obtain consents and waivers under the Company's existing indebtedness and the New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate a Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate a Spin-Off. In addition, the Company may encounter unexpected delays in effecting a Spin-Off, and the Company can make no assurance as to the timing thereof. In addition, prior to the consummation of a Spin-Off, the Company may sell, restructure or otherwise change the assets and liabilities that will be in FIHC, or for other reasons elect not to consummate a Spin-Off. Consequently, there can be no assurance that a Spin-Off will occur.

  Should a Spin-Off, as presently contemplated, occur prior to June of 1999, a Spin-Off will be a taxable transaction to shareholders of the Company and could result in a material tax liability to the Company and its stockholders. The amount of the tax to the Company and the shareholders is uncertain, and if the tax is material to the Company, the Company may elect not to consummate a Spin-Off. Because circumstances may change and because provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of a Spin-Off to minimize the tax consequences thereof to the Company and its stockholders.

  Pursuant to a Spin-Off, it is expected that FIHC will assume certain liabilities (including contingent liabilities) of the Company and will indemnify the Company for such liabilities. In the event that FIHC is unable to satisfy the liabilities which it will assume in connection with a Spin-Off, the Company may have to satisfy such liabilities. See "Business--Contemplated Spin-Off."

GOVERNMENT REGULATION

  The Federal Aviation Administration ("FAA") prescribes standards and licensing requirements for aircraft components, and licenses component repair stations worldwide. Comparable agencies also regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service will be prohibited by law until such license is obtained or requalified. The Company believes it is currently in material compliance with FAA requirements as in existence on the date hereof. However, there can be no assurance that changes in FAA regulations will not be adopted and that such changes will not adversely affect the results of operations of the Company.

  The Fastener Quality Act of 1991 (the "Fastener Act") regulates the manufacture and distribution of certain high grade industrial fasteners in the United States and imposes testing, certification and record keeping requirements on manufacturers and distributors of these fasteners. As a result of the Fastener Act, the Company and other distributors of certain types of fasteners are required to maintain records and product tracking systems. The Company has implemented tracking and traceability systems that comply with the regulations. Although compliance with the Fastener Act has not materially increased expenses for the Company, there can be no assurance that future regulations will not result in materially increased costs for the Company.

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of the Offering, the Company will have 19,656,333 shares of Common Stock outstanding, of which 12,731,716 shares will be freely tradable without restrictions or further registration under the Securities Act. Holders of the remaining shares, primarily Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of the Company, will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144.

  The Company and each of its executive officers and directors, including Mr. Jeffrey J. Steiner, and the Selling Stockholders have each agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), for a period of 90 days from the date of this Prospectus. The foregoing does not prohibit the Company from issuing the shares subject to the Underwriters' over-allotment option or issuing options pursuant to its stock option plans or shares pursuant to outstanding options or warrants. See "Shares Eligible for Future Sale." Sales of substantial numbers of shares of Class A Common Stock in the public market could adversely affect the market price of the Class A Common Stock.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering are estimated to be approximately $62.4 million after deduction of estimated offering expenses and the underwriting discounts. The net proceeds, together with borrowings of approximately $225.0 million under the New Credit Facility, and the after tax proceeds the Company has already received from the STFI Sale, will be used to repay the following indebtedness of the Company: (i) $63.0 million to redeem the 11 7/8% senior debentures due 1999; (ii) $117.6 million to redeem the 12% intermediate debentures due 2001; (iii) $35.9 million to redeem the 13 1/8% subordinated debentures due 2006; (iv) $25.1 million to redeem the 13% junior subordinated debentures due 2007; (v) approximately $75.1 million of bank indebtedness, which indebtedness has an interest rate of 9%; and (vi) accrued interest of $7.8 million. The Company will not receive any of the proceeds from the sale of the Class A Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has not paid a dividend since Fiscal 1992 on its Common Stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock is quoted on the New York Stock Exchange ("NYSE") under the symbol "FA." The following table shows, for the periods indicated, the range of high and low reported sale prices per share for the Class A Common Stock as quoted on the NYSE.

                                                              HIGH        LOW
                                                              ----      -------
FISCAL 1996
Quarter ended:
  October 1, 1995............................................ $  6      $ 2 7/8
  December 31, 1995..........................................   8 3/4     4 3/4
  March 31, 1996.............................................   9 7/8         8
  June 30, 1996..............................................  15 7/8     9 1/4
FISCAL 1997
Quarter ended:
  September 29, 1996......................................... $ 17      $12 1/4
  December 29, 1996..........................................  17 3/4    14 3/8
  March 30, 1997.............................................  15 3/8    12 7/8
  June 30, 1997..............................................   18       11 5/8
FISCAL 1998
Quarter ended:
  September 28, 1997......................................... $28 11/16   $17
  Through December 8, 1997...................................  28 11/16  20 7/8

  On December 8, 1997, the last reported sale price of the Class A Common Stock as quoted on the NYSE was $21 13/16. As of October 1, 1997, there were approximately 1,370 holders of record of Class A Common Stock and approximately 53 holders of record of Class B Common Stock.

                                CAPITALIZATION

  The following table sets forth the cash position and the capitalization of the Company as of September 28, 1997, and on a pro forma basis to give effect to the sale of 3,000,000 shares of Class A Common Stock by the Company, additional borrowings of approximately $225.0 million under the New Credit Facility, the after tax proceeds from the STFI Sale, the $345.0 million in proceeds from the Disposition and the repayment of indebtedness with the proceeds thereof. This table should be read in conjunction with the Company's Consolidated Financial Statements, the Pro Forma Consolidated Financial Statements and the related notes thereto and the other financial information included elsewhere in this Prospectus.

                                               SEPT. 28,      AS        PRO
                                                 1997     ADJUSTED(1) FORMA(2)
                                               ---------  ----------- --------
                                                   (DOLLARS IN THOUSANDS)
Cash and short-term investments..............  $ 27,452    $ 70,671   $292,993
                                               ========    ========   ========
Short-term debt..............................  $  4,060    $  3,960        915
Existing Credit Facilities...................   237,000     162,000        --
New Credit Facility..........................       --      225,000    225,000
11 7/8% Senior Debentures due 1999(3)........    62,919         --         --
12% Intermediate Debentures due 2001(3)......   115,590         --         --
13 1/8% Subordinated Debentures due 2006(3)..    35,218         --         --
13% Junior Subordinated Debentures due
 2007(3).....................................    24,844         --         --
Other debt...................................    12,411      12,411     12,411
                                               --------    --------   --------
Total debt...................................  $492,042    $403,371   $238,326
                                               --------    --------   --------
Stockholders' equity:
Class A Common Stock, $0.10 par value;
 40,000,000 shares authorized;
 20,272,313 shares (actual); 23,272,313
 shares (pro forma) issued; 14,030,717 shares
 (actual); 17,030,717 shares (pro forma)
 outstanding.................................     2,027       2,327      2,327
Class B Common Stock, $0.10 par value;
 20,000,000 shares authorized;
 2,625,616 shares (actual and pro forma)
 issued and outstanding......................       263         263        263
Paid in capital..............................    71,105     134,218    134,218
Retained earnings............................   210,441     203,297    342,272
Cumulative translation adjustment............      (865)       (865)      (865)
Net unrealized holding loss on available-for-
 sale securities.............................       (46)        (46)       (46)
Treasury stock...............................   (51,719)    (51,719)   (51,719)
                                               --------    --------   --------
Total stockholders' equity...................   231,206     287,475    426,450
                                               --------    --------   --------
Total capitalization.........................  $723,248    $732,324   $664,776
                                               ========    ========   ========

---------------------

(1) Gives effect to the Refinancing and the use of proceeds thereof.

(2) Gives effect to the completion of the STFI Sale and the Disposition and the use of proceeds thereof. On November 20, 1997, STFI, a corporation of which the Company owns approximately 42% of the outstanding common stock on a fully-diluted basis, entered into a merger agreement with Intermedia pursuant to which each common shareholder of STFI shall receive $15.00 per share in cash. The Company expects to realize an after tax gain of approximately $95.8 million upon consummation of such transaction. On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to Allied for approximately $345 million of common stock of Allied. The assets transferred to Allied consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners.

(3) The Debentures are reflected on the Company's balance sheet net of the remaining original issue discount and will be redeemed approximately 45 days after the consummation of the Offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The selected financial data as of and for the five years ended June 30, 1997 have been derived from the Company's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The selected financial data as of and for the three months ended September 28, 1997 and September 29, 1996 have been derived from the Company's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the Fiscal year ended June 30, 1997 and for the three months ended September 28, 1997 give effect to, the Refinancing, the completion of the STFI Sale, and the Disposition, as if they occurred on July 1, 1996 and July 1, 1997, respectively. The data presented below should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The unaudited pro forma balance sheet data as of September 28, 1997 give effect to the Refinancing, the completion of the STFI Sale and the Disposition as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Refinancing, the completion of the STFI Sale and the Disposition actually occurred on the dates specified.

                                               FISCAL                                THREE MONTHS ENDED
                          -----------------------------------------------------  ---------------------------
                                                                                 SEPTEMBER 29, SEPTEMBER 28,
                            1993      1994       1995       1996      1997(1)        1996          1997
                          --------  ---------  --------  ----------  ----------  ------------- -------------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $247,080  $ 203,456  $256,840  $  409,520  $  731,960   $  146,090    $  213,761
Gross profit............    42,609     28,415    37,614      94,911     205,123       39,810        52,062
Operating income
 (loss).................   (29,595)   (46,845)  (31,917)     (9,115)     30,517        3,048        10,112
Net interest expense....    67,162     66,670    64,371      56,586      47,798       12,480        12,590
Earnings (loss) from
 continuing operations..   (62,413)     4,834   (57,763)    (33,661)     (1,818)      (5,052)          433
Earnings (loss) per
 share from continuing
 operations:
 Primary................  $  (3.87) $    0.30  $  (3.59) $    (2.03) $    (0.10)  $    (0.31)   $     0.02
 Fully diluted..........     (3.87)      0.30     (3.59)      (1.97)      (0.10)       (0.31)         0.02
PRO FORMA DATA(2):
Net sales ..............                                             $  523,147                 $  159,096
Gross profit............                                                130,944                     30,603
Operating income .......                                                  7,898                      4,063
Net interest expense....                                                  9,339                      3,212
Earnings from continuing
 operations.............                                                 10,555                      3,582
Earnings per share from
 continuing operations:
 Primary................                                             $     0.52                 $     0.18
 Fully Diluted..........                                                   0.52                       0.18
OTHER DATA:
EBITDA (3)..............  $  5,739  $  (7,471) $(11,038) $   14,857  $   56,452   $    8,316    $   16,969
EBITDA margin (4).......      2.3%       N.M.      N.M.        3.6%        7.7%         5.7%          7.9%
Capital expenditures....  $  5,802  $   4,507  $  5,911  $    6,622  $   22,116   $    2,131    $   10,206
Cash used for operating
 activities.............   (21,120)   (33,271)  (25,525)    (48,737)    (96,957)     (45,889)      (36,843)
Cash provided by (used
 for) investing
 activities.............    (9,290)   166,068   (19,156)     57,540      79,975      170,378        (2,485)
Cash provided by (used
 for) financing
 activities.............    57,431   (101,390)   12,345     (39,375)     (1,455)     (43,634)       27,560
                                                                                    AT SEPTEMBER 28, 1997
                                                                                 ---------------------------
                                                                                    ACTUAL     PRO FORMA(2)
                                                                                 ------------- -------------
BALANCE SHEET DATA:
Total assets............  $941,675  $ 866,621  $850,294  $1,009,938  $1,067,333   $1,083,116    $1,044,660
Long-term debt, less
 current maturities.....   566,491    522,406   509,715     368,589     416,922      412,261       225,000
Stockholders' equity....    53,754     69,494    40,180     231,168     229,625      231,206       426,450

-------------------
(1) The actual results for Fiscal 1997 include results of Simmonds from its date of acquisition in February 1997.
(2) See "Pro Forma Consolidated Financial Statements."
(3) EBITDA represents the sum of operating income before depreciation and amortization and restructuring and unusual charges of $15,469, $25,553, and $2,319 in Fiscal 1993, 1994, and 1996, respectively. EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.
(4) Represents EBITDA as a percentage of net sales.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited pro forma consolidated statement of earnings for the year ended June 30, 1997 and for the three months ended September 28, 1997 has been prepared to give effect to the Offering, the New Credit Facility, the STFI Sale and the Disposition (collectively, the "Transactions") as if they occurred on July 1, 1996 and July 1, 1997, respectively. The unaudited pro forma consolidated balance sheet as of September 28, 1997 has been prepared to give effect to the Offering, the New Credit Facility, the STFI Sale and the Disposition as if they had occurred on such date.

  The unaudited pro forma consolidated financial data are not necessarily indicative of the results that would have been obtained had the Transactions been completed as of the dates presented or for any future period. The unaudited pro forma consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                        FOR THE YEAR ENDED JUNE 30, 1997

                                       ADJUSTMENT FOR
                                        OFFERING AND                STFI                      PRO FORMA
                          HISTORICAL NEW CREDIT FACILITY SUBTOTAL   SALE     DISPOSITION(3)    COMPANY
                          ---------- ------------------- --------  ------    --------------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................   $731,960        $    --       $731,960  $   --      $(208,813)(4)  $523,147
Costs and expenses:
  Cost of sales.........    526,837             --        526,837      --       (134,634)      392,203
  Selling, general &
   administrative.......    161,967             --        161,967      --        (51,271)      110,696
  Research and
   development..........      7,807             --          7,807      --             --         7,807
  Amortization of
   goodwill.............      4,832             --          4,832      --           (289)        4,543
                           --------        -------       --------  ------      ---------      --------
                            701,443             --        701,443      --       (186,194)      515,249
                           --------        -------       --------  ------      ---------      --------
  Operating income......     30,517             --         30,517      --        (22,619)        7,898
Net interest expense....    (47,798)        15,176(1)     (32,622)  8,833(2)      14,450        (9,339)
Investment income, net..      6,651             --          6,651      --          2,637         9,288
Equity in earnings of
 affiliates.............      4,598             --          4,598      --             --         4,598
Minority interest.......     (3,514)            --         (3,514)     --          2,220        (1,294)
  Non-recurring income..      2,528             --          2,528      --             --         2,528
                           --------        -------       --------  ------      ---------      --------
Earnings before taxes...     (7,018)        15,176          8,158   8,833         (3,312)       13,679
Income tax provision
 (benefit)..............     (5,200)         5,311            111   3,092            (79)        3,124
                           --------        -------       --------  ------      ---------      --------
Earnings from continuing
 operations before
 nonrecurring charges or
 credits directly
 attributable to the
 transaction to give
 effect to the proposed
 disposition of
 STFI(5)................   $ (1,818)       $ 9,865       $  8,047  $5,741      $  (3,233)     $ 10,555
                           ========        =======       ========  ======      =========      ========
Primary earnings per
 share:
  Continuing
   operations...........   $  (0.10)                     $   0.40                             $   0.52
Weighted average shares
 outstanding............     17,230          3,000         20,230                               20,230

                           THE FAIRCHILD CORPORATION

                  UNAUDITED CONSOLIDATED STATEMENT OF EARNINGS

                 FOR THE THREE MONTHS ENDED SEPTEMBER 28, 1997

                                       ADJUSTMENT FOR
                                        OFFERING AND                STFI                    PRO FORMA
                          HISTORICAL NEW CREDIT FACILITY SUBTOTAL   SALE     DISPOSITION(3)  COMPANY
                          ---------- ------------------- --------  ------    -------------- ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................   $213,761        $   --        $213,761  $   --       $(54,665)   $159,096
Costs and expenses:
  Cost of sales.........    161,699            --         161,699      --        (33,206)    128,493
  Selling, general &
   administrative.......     40,122            --          40,122      --        (15,342)     24,780
  Research and
   development..........        605            --             605      --             --         605
  Amortization of
   goodwill.............      1,223            --           1,223      --            (68)      1,155
                           --------        ------        --------  ------       --------    --------
                            203,649            --         203,649      --        (48,616)    155,033
                           --------        ------        --------  ------       --------    --------
  Operating income......     10,112            --          10,112      --         (6,049)      4,063
Net interest expense....    (12,590)        3,457(1)       (9,133)  2,176(2)       3,745      (3,212)
Investment income, net..      1,897            --           1,897      --            604       2,501
Equity in earnings of
 affiliates.............      1,692            --           1,692      --             --       1,692
Minority interest.......       (788)           --            (788)     --            352        (436)
                           --------        ------        --------  ------       --------    --------
  Earnings before
   taxes................        323         3,457           3,780   2,176         (1,348)      4,608
Income tax provision
 (benefit)..............       (110)        1,210           1,100     761           (835)      1,026
                           --------        ------        --------  ------       --------    --------
Earnings from continuing
 operations before
 nonrecurring charges or
 credits directly
 attributable to the
 transaction to give
 effect to the proposed
 disposition of STFI....   $    433        $2,247        $  2,680  $1,415       $   (513)   $  3,582
                           ========        ======        ========  ======       ========    ========
Primary earnings per
 share:
 Continuing operations..   $   0.02                      $   0.13                           $   0.18
Weighted average shares
 outstanding............     17,457         3,000          20,457                             20,457

                           THE FAIRCHILD CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET

                            AS OF SEPTEMBER 28, 1997

                                     ADJUSTMENT FOR
                                        OFFERING
                                         AND NEW                   STFI                          PRO FORMA
                          HISTORICAL CREDIT FACILITY   SUBTOTAL    SALE        DISPOSITION(12)    COMPANY
                          ---------- ---------------  ---------- --------      ---------------   ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash....................  $    9,049    $     --      $    9,049 $ 93,033 (9)     $     --       $  102,082
Short-term investments..      18,403          --          18,403       --           172,508(13)     190,911
Accounts receivable,
 less allowance.........     172,239          --         172,239       --           (48,184)        124,055
Inventory...............     359,667          --         359,667       --          (176,790)        182,877
Prepaid and other
 current assets.........      39,595          --          39,595       --           (10,156)         29,439
                          ----------    --------      ---------- --------         ---------      ----------
  Total current assets..     598,953          --         598,953   93,033           (62,622)        629,364
Net fixed assets........     132,195          --         132,195       --           (12,553)        119,642
Net assets held for
 sale...................      26,262          --          26,262       --                --          26,262
Investment in
 affiliates.............      55,337          --          55,337  (32,037)(10)           --          23,300
Goodwill................     154,233          --         154,233       --           (19,089)        135,144
Deferred loan costs.....      11,489      (2,542)(5)       8,947       --            (2,000)(14)      6,947
Prepaid pension assets..      59,512          --          59,512       --                --          59,512
Other assets............      45,135          --          45,135       --              (646)         44,489
                          ----------    --------      ---------- --------         ---------      ----------
  Total Assets..........  $1,083,116    $ (2,542)     $1,080,574 $ 60,996         $ (96,910)     $1,044,660
                          ==========    ========      ========== ========         =========      ==========
Bank notes payable &
 current maturities of
 debt...................  $   79,781    $(63,100)(6)  $   16,681 $ (3,056)(11)    $    (299)     $   13,326
Accounts payable........      84,797          --          84,797       --           (30,518)         54,279
Other accrued expenses..      91,289     (11,618)(7)      79,671       --            43,069(15)     122,740
                          ----------    --------      ---------- --------         ---------      ----------
  Total current
   liabilities..........     255,867     (74,718)        181,149   (3,056)           12,252         190,345
Long-term debt, less
 current maturities.....     412,261      15,907(6)      428,168  (38,422)(11)     (164,746)(16)    225,000
Other long-term
 liabilities............      22,381          --          22,381       --            (5,969)         16,412
Retiree health care
 liabilities............      43,284          --          43,284       --                --          43,284
Noncurrent income
 taxes..................      48,939          --          48,939       --                --          48,939
Minority interest in
 subsidiaries...........      69,178          --          69,178       --            25,052(17)      94,230
                          ----------    --------      ---------- --------         ---------      ----------
  Total liabilities.....     851,910     (58,811)        793,099  (41,478)         (133,411)        618,210
                          ----------    --------      ---------- --------         ---------      ----------
  Total stockholders'
   equity...............     231,206      56,269(8)      287,475  102,474 (12)       36,501         426,450
                          ----------    --------      ---------- --------         ---------      ----------
  Total liabilities &
   stockholders'
   equity...............  $1,083,116    $ (2,542)     $1,080,574 $ 60,996         $ (96,910)     $1,044,660
                          ==========    ========      ========== ========         =========      ==========

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1) Represents the decrease of interest expense by $35,971, and $8,656 for the fiscal year ended June 30, 1997 and the three months ended September 28, 1997, respectively, due to the early extinguishment of the debentures and bank debt. This is offset by the increased interest expense of $20,795, and $5,199 for the fiscal year ended June 30, 1997 and the three months ended September 28, 1997, respectively, relating to the New Credit Facility (at assumed interest rates of 9%, which represents LIBOR plus 3%).

(2) Represents the decrease of net interest expense by $8,833, and $2,176 for the fiscal year ended June 30, 1997 and the three months ended September 28, 1997, respectively, due to the early extinguishment of the debentures and bank debt and additional interest income from the invested proceeds of the STFI sale.

(3) Represents the elimination of the results of operations associated with the Disposition of a portion of Banner's business (see note 4) and the associated reduction in interest expense due to the repayment of bank debt of Banner's subsidiaries. Investment income of $2,637 and $604 for the fiscal year ended June 30, 1997 and the three months ended September 28, 1997, respectively, represents cash dividends paid on holdings of Allied common stock.

(4) Represents the reduction of Banner hardware group sales of $223,997 offset by $15,184 of additional sales recorded by the Fairchild Fasteners Group which represented intercompany sales to the Banner hardware group. These sales no longer require elimination as the Banner hardware group is now treated as a third party for pro forma purposes. The net result is a decrease in sales of $208,813.

(5) The net decrease in deferred loan costs of $2,542 represents the write-off of existing deferred loan costs of $8,042 related to retired debt, offset by additional deferred loan costs of $5,500 related to costs for the New Credit Facility.

(6) Represents the net decrease of current and long-term debt of $47,193 (net of $63,100 decrease in current debt and $15,907 increase in long-term debt) due to the Refinancing as follows:

           Proceeds from New Credit Facility..........................  266,478
           Payments on subordinated notes and debentures.............. (238,571)
           Payments on existing bank debt.............................  (75,100)
                                                                       --------
           Net decrease in short and long-term debt paid
            from proceeds of the equity offering......................  (47,193)

(7) The reduction of other accrued expenses by $11,618 represents (i) the payment of $7,771 of accrued interest on the retired debt and (ii) the reduction of income taxes payable of $3,847 due to the tax benefit derived from the write-off of deferred loan fees and original issue discounts on the retired debt.

(8) The increase in stockholders' equity of $56,269 reflects the following:

           Gross proceeds from the sale of 3,000,000 shares of Class A common stock by the Company at $22.25 per share...........  $66,750
           Issuance costs.............................................   (3,338)
                                                                        -------
           Net proceeds from the Offering.............................   63,412
           Extraordinary loss, net of tax, of write-off of deferred
            financing costs and original issue discount costs.........   (7,143)
                                                                        -------
           Net increase in stockholders' equity.......................  $56,269
                                                                        =======

(9) The increase in cash of $93,033 reflects the after tax proceeds of the STFI sale of $134,511, net of paying down $41,478 in debt.

(10) Represents the carrying value of the STFI investment at September 28, 1997.

(11) Represents the payment of debt from the use of the after tax proceeds of the STFI sale.

(12) Represents the removal of the operating net assets associated with the Disposition. The increase in stockholders' equity related primarily to the gain from the STFI sale as follows:

      Proceeds to be received from the STFI common stock............... $93,375
      Proceeds received from the STFI preferred stock issuances........  84,698
                                                                        -------
      Gross Proceeds................................................... 178,073
      Less: Cash Expenses..............................................  (5,671)
                                                                        -------
      Net proceeds..................................................... 172,402
      Less: Non cash expenses from warrant issuances...................  (6,660)
                                                                        -------
                                                                        165,742
      Book Basis of STFI investment....................................  32,037
                                                                        -------
      Gain from disposal before taxes.................................. 133,705
      Income tax provision.............................................  37,891
                                                                        -------
      Net gain from disposal........................................... $95,814
                                                                        =======
      Additional paid in capital from issuance of warrants.............   6,660
                                                                        -------
        Net increase in equity......................................... 102,474
                                                                        =======

(13) Represents a net increase of $172,508 in short-term investments. The Company will receive AlliedSignal, Inc. stock of $345,000 in exchange for the sale of a portion of the Company's aerospace distribution segment. The offsetting decrease of $172,492 results from the repayment of Banner long-term debt, associated interest and transaction fees.

(14) Represents the write-off of existing deferred financing fees of $2,000 related to the repayment of the debt of Banner's subsidiaries.

(15) Represents (i) an increase of accrued expenses of $41,826 for deferred taxes associated with the Disposition; (ii) an increase of $10,000 in accruals for transaction fees, indemnifications and other costs associated with the transaction; (iii) a decrease of accrued interest of $2,447 associated with the defeasance of the Banner bank debt (iv) a decrease of $6,310 in accruals associated with the business being sold to AlliedSignal.

(16) Represents the redemption of $164,746 of long-term debt.

(17) Represents the increase in the minority interest liability associated with Banner's increased net worth associated with the Disposition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is the largest aerospace fastener manufacturer and is one of the largest independent aerospace parts distributors in the world. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary business focus is on the aerospace industry and its business consists primarily of two aerospace segments--aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Disposition, manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, OEMs, other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies. The Company's aerospace distribution business is conducted through its 64% owned subsidiary, Banner.

  On November 20, 1997, STFI, a corporation of which the Company owns approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia pursuant to which holders of STFI common stock will receive $15.00 per share in cash. In connection with the STFI Sale, the Company has received approximately $85 million in cash (before tax) in exchange for certain preferred stock of STFI and expects to receive an additional $93 million in cash (before tax) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. The Intermedia transaction replaces an earlier merger agreement with the Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc. Consummation of the STFI Sale is subject to certain conditions.

  On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to Allied for approximately $345 million of common stock of Allied. The assets sold to Allied consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners. Approximately $170 million of the common stock received from Allied will be used to repay outstanding term loans of Banner's subsidiaries and related fees. Consummation of the Disposition is subject to certain conditions. See "The Disposition." The Company is effecting the Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Disposition presented a unique opportunity to realize a significant return on the sale of the hardware group.

  In the last two years, the Company's aerospace business segments have experienced significant growth. Set forth below is certain financial information regarding the Company's aerospace segments for the last eight fiscal quarters.

                                    FOR THE TWELVE (12) MONTHS ENDED JUNE
                                                   30, 1996
                                   -------------------------------------------
                                    FIRST   SECOND    THIRD   FOURTH
                                   QUARTER  QUARTER  QUARTER  QUARTER  TOTAL
                                   -------  -------  -------  ------- --------
SALES
Aerospace Fasteners............... $45,261  $48,063  $52,663  $51,112 $197,099
Aerospace Distribution (a)........  31,039   35,538   43,220   44,033  153,830
                                   -------  -------  -------  ------- --------
  Total........................... $76,300  $83,601  $95,883  $95,145 $350,929
                                   =======  =======  =======  ======= ========
OPERATING INCOME
Aerospace Fasteners............... $(2,324) $  (488) $   (50) $   223 $ (2,639)
Aerospace Distribution (a)........   1,292    1,131    1,646    1,362    5,431
                                   -------  -------  -------  ------- --------
  Total........................... $(1,032) $   643  $ 1,596  $ 1,585 $  2,792
                                   =======  =======  =======  ======= ========

                                      FOR THE TWELVE (12) MONTHS ENDED JUNE 30,
                                                        1997
                                     -------------------------------------------
                                      FIRST   SECOND   THIRD    FOURTH
                                     QUARTER QUARTER  QUARTER  QUARTER   TOTAL
                                     ------- -------- -------- -------- --------
SALES
Aerospace Fasteners................. $55,047 $ 56,494 $ 64,073 $ 93,412 $269,026
Aerospace Distribution..............  36,034   47,973   48,833   54,928  187,768
                                     ------- -------- -------- -------- --------
  Total............................. $91,081 $104,467 $112,906 $148,340 $456,794
                                     ======= ======== ======== ======== ========
OPERATING INCOME
Aerospace Fasteners................. $ 2,108 $  2,156 $  3,563 $  9,563 $ 17,390
Aerospace Distribution..............   1,643    2,143    1,361    3,125    8,272
                                     ------- -------- -------- -------- --------
  Total............................. $ 3,751 $  4,299 $  4,924 $ 12,688 $ 25,662
                                     ======= ======== ======== ======== ========

---------------------

(a) Aerospace Distribution sales and operating income assumes the Company consolidated Banner's results for the first eight months of Fiscal 1996 and reflects the Disposition on a pro forma basis.

RESULTS OF OPERATIONS

  The Company's Aerospace Fasteners and Aerospace Distribution segments account for over 90% of the Company's consolidated sales. Effective February 25, 1996, the Company began to consolidate the operating results of the Aerospace Distribution segment. The results of Fairchild Technologies, together with the results of Camloc Gas Springs division ("Gas Springs") and the Company's former subsidiary, Fairchild Scandinavian Bellyloading Company ("SBC"), are included in Corporate and Other. The Communications Services segment is no longer presented as it became a discontinued operation effective November 20, 1997 (see Note 24 of the consolidated year-end financial statements). The following table illustrates the historical sales and operating income of the Company's operations for the past three years ended June 30, 1995, 1996 and 1997, and for the three months ended September 29, 1996 and September 28, 1997.

                         FOR THE YEARS ENDED JUNE 30,     FOR THE THREE MONTHS ENDED
                         -------------------------------  ---------------------------
                                                          SEPTEMBER 29, SEPTEMBER 28,
                           1995       1996       1997         1996          1997
                         ---------  ---------  ---------  ------------- -------------
                                (IN THOUSANDS)
SALES BY SEGMENT:
  Aerospace Fasteners... $ 215,364  $ 218,059  $ 269,026    $ 55,047      $ 76,847
  Aerospace Distribution
   (a)..................       --     129,973    411,765      84,107       122,914
  Corporate and Other
   (b)..................    41,476     67,330     66,382       9,654        18,847
  Eliminations(c).......       --      (5,842)   (15,213)     (2,718)       (4,847)
                         ---------  ---------  ---------    --------      --------
Sales................... $ 256,840  $ 409,520  $ 731,960    $146,090      $213,761
                         =========  =========  =========    ========      ========
OPERATING INCOME (LOSS)
 BY SEGMENT:
  Aerospace Fasteners
   (d).................. $ (11,497) $     135  $  17,390    $  2,108      $  2,510
  Aerospace Distribution
   (a)..................       --       5,625     30,891       5,981         9,371
  Corporate and Other
   (b)..................   (20,420)   (14,875)   (17,764)     (5,041)       (1,769)
                         ---------  ---------  ---------    --------      --------
Operating income
 (loss)................. $ (31,917) $  (9,115) $  30,517    $  3,048      $ 10,112
                         =========  =========  =========    ========      ========

---------------------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner and, accordingly, began consolidating their results as of that date.
(b) Includes sales from Fairchild Technologies of $38.0 million, $60.3 million, and $51.8 million in 1995, 1996 and 1997, respectively, and gross margin from Fairchild Technologies of $11.1 million, $20.8 million, and $23.8 million, respectively.
(c) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(d) Includes restructuring charges of $2.3 million in Fiscal 1996.

  The following unaudited pro forma table illustrates sales and operating income of the Company's operations by segment, on a pro forma basis, as if the Company had operated in a consistent manner for the past three years ended June 30, 1995, 1996 and 1997, and for the three months ended September 29, 1996 and September 28, 1997. The pro forma results are based on the historical financial statements of the Company and Banner as though the Disposition and consolidation of Banner had been in effect since the beginning of each period. The pro forma information is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                               FOR THE YEARS ENDED JUNE 30,
                                               -------------------------------
                                                 1995       1996       1997
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
PRO FORMA SALES BY SEGMENT:
  Aerospace Fasteners (a)..................... $ 190,287  $ 197,099  $ 269,026
  Aerospace Distribution......................   108,359    153,830    187,768
  Corporate and Other.........................    41,476     67,330     66,382
  Eliminations................................       --         --         (29)
                                               ---------  ---------  ---------
                                               $ 340,122  $ 418,259  $ 523,147
                                               =========  =========  =========
PRO FORMA OPERATING INCOME (LOSS) BY SEGMENT:
  Aerospace Fasteners (a)..................... $ (15,736) $  (2,639) $  17,390
  Aerospace Distribution......................    (9,995)     5,431      8,272
  Corporate and Other.........................   (20,420)   (14,876)   (17,764)
                                               ---------  ---------  ---------
Operating income (loss)....................... $ (46,151) $ (12,084) $   7,898
                                               =========  =========  =========

---------------------
(a) Fiscal 1997 results include sales of $27.2 million and operating income of $1.2 million provided by the acquisition of Simmonds S.A. ("Simmonds"), a European manufacturer of aerospace fasteners acquired in February 1997 for approximately $62 million.

FIRST QUARTER OF FISCAL 1998 COMPARED TO FIRST QUARTER OF FISCAL 1997

 CONSOLIDATED RESULTS

  Net sales of $213.8 million in the first quarter of Fiscal 1998 improved significantly by $67.7 million, or 46.3%, compared to sales of $146.1 million in the first quarter of Fiscal 1997. Sales growth was stimulated by the resurgent commercial aerospace industry, together with the effects that recent acquisitions contributed in the current quarter.

  Gross Margin as a percentage of sales was 24.4% and 27.3% in the first quarter of Fiscal 1998 and 1997, respectively. The lower margin in the current quarter is attributable to inefficiencies associated with increased production rates requiring the addition of new employees and the payment of overtime to existing employees within the Aerospace Fasteners segment, and a change in product mix and increased price competition in the Aerospace Distribution segment.

  Selling, General & Administrative expense as a percentage of sales was 21.3% and 24.5% in the first quarter of Fiscal 1998 and 1997, respectively. The improvement in the current quarter was attributable primarily to administrative efficiencies in correlation to the increase in sales.

  Research and Development expense increased in the current quarter, compared to the prior year quarter, as a result of product development within Fairchild Technologies. Additional research and development expenses will be incurred in the future.

  Other income increased $5.1 million in the current quarter, compared to the prior year quarter, due primarily to the sale of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

  Operating income of $10.1 million in the first quarter of Fiscal 1998 increased $7.1 million, or 232%, compared to operating income of $3.0 million in the first quarter of Fiscal 1997. The increase in operating income was due primarily to the improved results provided by the Company's aerospace operations and the aforementioned increase in other income.

  Investment income, net, increased $2.3 million in the first quarter of Fiscal 1998, due primarily to recording unrealized gains on the fair market adjustments of trading securities in the first quarter of Fiscal 1998 while recording unrealized losses from trading securities in the first quarter of Fiscal 1997.

  Equity in earnings of affiliates decreased $0.2 million in the first quarter of Fiscal 1998, compared to the first quarter of Fiscal 1997, due to slightly lower earnings by Nacanco Paketleme, (the largest producer of aluminum cans in Turkey) ("Nacanco").

  Income Taxes included a $0.1 million tax benefit in the first quarter of Fiscal 1998, on pre-tax earnings of $0.4 million. The tax benefit was due primarily to losses generated by domestic operations.

  Net earnings of $0.5 million in the three months ended September 28, 1997 improved by $5.1 million compared to the $4.6 million net loss recorded in the three months ended September 29, 1996. This improvement is attributable to (i) the $7.1 million increase in operating income, and (ii) the $2.3 million increase in investment income, offset partially by a $3.6 million decrease in income tax benefit.

SEGMENT RESULTS

AEROSPACE FASTENERS SEGMENT

  Sales in the Aerospace Fasteners segment increased by $21.8 million to $76.8 million, up 39.6% the first quarter of Fiscal 1998, compared to the first quarter of Fiscal 1997, reflecting significant growth in the commercial aerospace industry combined with the effect of the Simmonds acquisition. New orders have continued to exceed reported sales, resulting in a backlog of $201 million at September 28, 1997, up from $196 million at June 30, 1997. Excluding current quarter sales of $14.6 million contributed by Simmonds, sales increased 13.1% in Fiscal 1997, compared to the same quarter of the prior year.

  Operating income improved by $0.4 million, or 19.1%, during the first quarter of Fiscal 1998, compared to the first quarter of Fiscal 1997. This improvement was attributable to the results of Simmonds S.A. ("Simmonds"), a European manufacturer of aerospace fasteners acquired in February 1997 for approximately $62 million. Excluding current quarter results of Simmonds, operating income would have decreased by $1.1 million in the first quarter of Fiscal 1998, compared to the same quarter of the prior year, reflecting inefficiencies associated with increased production rates which required the addition of employees and substantial overtime work. The Company anticipates that the productivity inefficiencies will gradually improve in the coming months.

AEROSPACE DISTRIBUTION SEGMENT

  Aerospace Distribution sales were up $38.8 million, or 46.1%, for the first three months of Fiscal 1998, compared to the same period of the prior year. The improvement in the current period is due to increased sales to commercial airlines, original equipment manufacturers, and other distributors and increased sales of turbine parts and engine management services. In addition, incremental sales of $5.2 million by PB Herndon also contributed to the increase.

  Operating income was up $3.4 million, or 56.7%, for the first three months of Fiscal 1998, compared to the same period of the prior year, due primarily to the increase in sales and the related economies of scale. Lower gross margins, as a percentage of sales, resulting from a change in product mix together with increased price competition were offset by improved efficiencies of selling, general and administrative expenses, as a percentage of sales. This segment has benefited from the extended service lives of existing aircraft, growth from acquisitions and internal growth, which has increased its overall market share.

CORPORATE AND OTHER

  The Corporate and Other classification includes Fairchild Technologies, Gas Springs Division and corporate activities. The results of SBC, which was sold at Fiscal 1997 year-end, are included in the prior period results. The group reported an increase in sales of $9.2 million, or 95.2%, in the first quarter of Fiscal 1998, as compared to the same period in Fiscal 1997, due primarily to an improvement in sales of Fairchild Technologies advanced semiconductor manufacturing equipment line. The operating loss decreased by $3.3 million in the first quarter of Fiscal 1998, compared to the first quarter of Fiscal 1997, as a result of an increase in other income, partially offset by increased losses at Fairchild Technologies. The operating results classified under Corporate and Other are affected by the operations of Fairchild Technologies Division ("The Division"), which may fluctuate because of industry cyclicality, the volume and timing of orders, the timing of new product shipments, customer's capital spending, and pricing changes by The Division and its competition.

FISCAL 1997, 1996 AND 1995

 CONSOLIDATED RESULTS

  Net sales of $731.9 million in Fiscal 1997 improved significantly by $322.4 million, or 78.7%, compared to sales of $409.5 million in Fiscal 1996. Sales growth was stimulated by the resurgent commercial aerospace industry, together with the effects of several strategic business combinations over the past 18 months. Net sales in Fiscal 1996 were up 59.3% from Fiscal 1995 reflecting strong sales performances from the Aerospace Fasteners segment and Fairchild Technologies ("FT"), included in the Corporate and Other business segment, and the inclusion of four months of sales from the Aerospace Distribution segment. On a pro forma basis, net sales increased 25.1% and 23.0% in Fiscal 1997 and 1996, respectively, as compared to the previous Fiscal periods.

  Gross Margin as a percentage of sales was 28.0%, 23.2%, and 14.6% in Fiscal 1997, 1996, and 1995, respectively. The increase in the current year was attributable to higher revenues combined with continued productivity improvements achieved during Fiscal 1997. The increase in Fiscal 1996 compared to Fiscal 1995 was due to consolidation of plants, elimination of product lines, substantial downsizing and new productivity programs put in place.

  Selling, General & Administrative expense as a percentage of sales was 21.8%, 23.9%, and 25.6% in Fiscal 1997, 1996, and 1995, respectively. The decrease in the current year was attributable primarily to the decrease in selling and marketing costs in correlation to the increase in sales.

  Operating income of $30.5 million in Fiscal 1997 increased $39.6 million compared to operating loss of $9.1 million in Fiscal 1996. The increase in operating income was due primarily to the current year's growth in sales and increased operational efficiencies. Operating income in Fiscal 1996 improved by $22.8 million over Fiscal 1995, due primarily to improved cost efficiencies applied in the Aerospace Fasteners segment and the sales increase from FT in the Corporate and Other business segment. On a pro forma basis, operating income increased $20.0 million in Fiscal 1997, as compared to Fiscal 1996, and $34.1 million in Fiscal 1996, as compared to Fiscal 1995.

  Net interest expense decreased 15.5% in Fiscal 1997 compared to Fiscal 1996, and decreased 12.1% in Fiscal 1996 compared to Fiscal 1995. The decreases are due to lower borrowings as a result of the sale of D-M-E Company ("DME") and the March 13, 1996 Merger, both of which significantly reduced the Company's total debt.

  Investment income, net, was $6.7 million, $4.6 million and $5.7 million in Fiscal 1997, 1996, and 1995, respectively. The 45.4% increase in Fiscal 1997 is due primarily to realized gains from the sale of investments in Fiscal 1997. The 19.8% decrease in Fiscal 1996 resulted from losses realized on the write-off of two foreign investments.

  Equity in earnings of affiliates decreased $0.2 million in Fiscal 1997, compared to Fiscal 1996, and increased $3.2 million in Fiscal 1996, compared to Fiscal 1995. The current year's decrease is attributable to lower earnings of Nacanco. The prior year's increase was due primarily to higher earnings from Nacanco, which improved the Company's equity in earnings by $2.6 million.

  Nonrecurring income in Fiscal 1997 includes the $2.5 million gain from the sale of SBC.

  Income Taxes included a $5.2 million tax benefit in Fiscal 1997 on a pre-tax loss of $7.0 million from continuing operations. The tax benefit was due primarily to reversing Federal income taxes previously provided due to a change in the estimate of the required tax accruals. In Fiscal 1996, the tax benefit from the loss from continuing operations, excluding the nontaxable nonrecurring gain, was $26.3 million.

  Earnings from discontinued operations, net, include the earnings, net of tax, from STFI, DME and Fairchild Data Corporation, both former subsidiaries of the Company, in Fiscal 1997, 1996 and 1995.

  The $53.6 million gain on disposal of discontinued operations resulted primarily from the sale of DME to Cincinnati Milacron Inc. in Fiscal 1996. Fiscal 1996 also includes a $163.1 million nontaxable gain resulting from the March 13, 1996 Merger.

  Extraordinary items, net, resulted from premiums paid for, and redemption costs and consent fees associated with, the retirement of the Senior Notes and the write off of deferred loan fees, related primarily to 12 1/4% Senior Subordinated Notes due 1996 and bank debt extinguished prior to maturity. This totaled $10.4 million, net of a tax benefit, in Fiscal 1996.

  Net earnings in Fiscal 1997, compared to Fiscal 1996, after excluding the gain on sale of discontinued operations of $163.1 million from the March 13, 1996 Merger and the $53.6 million gain on sale of discontinued operations in 1996, improved $28.3 million, reflecting a $39.6 million improvement in operating profit. The net earnings increased $223.5 million in Fiscal 1996, compared to Fiscal 1995, due primarily to the $163.1 million nonrecurring pre-tax gain recorded from the March 13, 1996 Merger, and the $53.6 million gain, net of tax, from the sale of discontinued operations.

 SEGMENT RESULTS

AEROSPACE FASTENERS SEGMENT

  Sales in the Aerospace Fasteners segment increased by $51.0 million to $269.0 million, up 23.4% in Fiscal 1997, compared to the Fiscal 1996 period, reflecting significant growth in the commercial aerospace industry, combined with the Simmonds acquisition. New orders have been strong in recent months resulting in a backlog of $195.7 million at June 30, 1997, up from $109.9 million at June 30, 1996. Sales increased slightly in Fiscal 1996 compared to Fiscal 1995. The Harco division was transferred to the Aerospace Distribution segment on February 25, 1996. On a pro forma basis, excluding Harco's sales, sales increased 36.5% in Fiscal 1997, compared to Fiscal 1996 and 3.6% in Fiscal 1996, compared to Fiscal 1995.

  Operating income improved from breakeven to $17.4 million during Fiscal 1997, compared to Fiscal 1996. This improvement was achieved as a result of accelerated growth in the commercial aerospace industry, particularly in the second half of the year. Certain efficiencies achieved during Fiscal 1997 continued to have positive effects on operating income. Operating income was positive in the Aerospace Fasteners segment, which was an $11.6 million improvement in the Fiscal 1996 period over the corresponding Fiscal 1995 period. During Fiscal 1996, operating losses decreased significantly in the Aerospace Fasteners segment, due primarily to the cost of management changes incurred in Fiscal 1995, consolidation of plants, eliminating unprofitable product lines, pricing adjustments, substantial work force downsizing and new productivity, quality and marketing programs. A restructuring charge of $2.3 million was recorded in Fiscal 1996, primarily for severance pay to employees terminated as a result of further downsizing. On a pro forma basis, excluding Harco, operating income increased $20.0 million in Fiscal 1997, as compared to Fiscal 1996, and $13.1 million in Fiscal 1996, as compared to Fiscal 1995.

AEROSPACE DISTRIBUTION SEGMENT

  Aerospace Distribution sales were up $281.8 million and operating income was up $25.3 million, primarily the result of reporting twelve months in Fiscal 1997 versus four months in Fiscal 1996. On a twelve-month pro forma basis, sales were up $33.9 million, or 22.1%, and operating income was up $2.8 million, or 52.3%. Sales increases in all three groups, hardware, rotables and engines, contributed to these strong results. This segment has benefited from the extended service lives of existing aircraft, growth from acquisitions and internal growth, which has increased market share.

  In Fiscal 1996, as a result of the transfer of Harco to Banner effective February 25, 1996, the Company recorded four months of sales and operating income of Banner, including Harco as part of the Aerospace Distribution segment. This segment reported $130.0 million in sales and $5.6 million in operating income for this four-month period ended June 30, 1996. In Fiscal 1996, the first eight months of Harco's sales and operating income were included in the Aerospace Fasteners segment.

CORPORATE AND OTHER

  The Corporate and Other segment includes Fairchild Technologies, Camloc Gas Springs Division and Fairchild Scandinavian Bellyloading Co. AB (formerly the Technology Products segment). Sales improved at SBC which, was sold effective as of Fiscal 1997 year-end. Over the past three years, corporate administrative expense as a percentage of sales has decreased from 5.1% in 1995 to 3.5% in 1996 to 2.2% in 1997.

BACKLOG OF ORDERS

  Backlog is significant to all the Company's operations, due to long-term production requirements of its customers. The Company's backlog of orders as of June 30, 1997 in the Aerospace Fasteners segment, Aerospace Distribution segment, and Fairchild Technologies amounted to $195.7 million, $90.9 million, and $63.1 million, respectively, with a "Book-to-Bill" ratio of 1.3, 1.1, and 1.8, respectively. The Company anticipates that approximately 94.8% of the aggregate backlog at June 30, 1997 will be delivered by June 30, 1998.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  At September 28, 1997, cash and cash equivalents decreased to $9.0 million from $19.4 million at June 30, 1997, due to cash used for operations of $36.8 million and net capital expenditures of $10.2 million, offset partially by cash of $27.4 million provided from the increased borrowings from revolving debt and $10.2 million received from the sale of investments. The Company's principal cash requirements include debt service, capital expenditures, acquisitions, and payment of other liabilities. Other liabilities that require the use of cash include post-employment benefits for retirees, environmental investigation and remediation obligations, and litigation settlements and related costs. The Company maintains credit agreements with a consortium of banks, which provide revolving credit facilities to RHI and FHC, and a separate revolving credit facility and term loans to Banner. At September 28, 1997, the Company had available credit lines of $86.9 million. The Company anticipates that existing capital resources, cash generated from operations, and cash from borrowings and asset sales will be adequate to maintain the Company's current level of operations.

  The Company intends to enter into a New Credit Facility that will provide for total lending commitments of up to $300 million. The New Credit Facility will be comprised of a revolving credit facility and a term loan facility. See "Description of the New Credit Facility."

  With the proceeds of the Offering, borrowings under the New Credit Facility and the after tax proceeds the Company has already received from the STFI Sale, the Company will refinance substantially all of its existing indebtedness (other than indebtedness at Banner), consisting of the 11 7/8% Senior Debentures due 1999, the 12% Intermediate Debentures due 2001, the 13 1/8% Subordinated Debentures due 2006, the 13% Junior Subordinated Debentures due 2007 and its existing bank indebtedness. The Refinancing will reduce the Company's total net indebtedness by approximately $132 million and will reduce the Company's annual interest expense, on a pro forma basis, by approximately $21 million. The completion of the STFI Sale will reduce the Company's annual interest expense by approximately $3 million. In addition, a portion of the proceeds from the Disposition will be used to repay all of Banner's outstanding bank indebtedness, which will further reduce the Company's annual interest expense by an additional $14 million.

  On November 20, 1997, STFI, a corporation of which the Company owns approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia pursuant to which holders of STFI common stock will receive $15.00 per share in cash. In connection with the STFI Sale the Company has received approximately $85 million in cash (before tax) in exchange for certain preferred stock of STFI and expects to receive an additional $93 million in cash (before tax) during the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. The Intermedia transaction replaces an earlier merger agreement with the Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc.

  On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to AlliedSignal Inc. ("Allied") for approximately $345 million of common stock of Allied. The assets to be transferred to Allied pursuant to the Asset Purchase Agreement consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts bolts, screws, rivets and other type of fasteners. Approximately $170 million of the consideration received from the Disposition will be used to repay outstanding term loans of Banner's subsidiaries and related fees. Consummation of the Disposition is subject to certain conditions. See "The Disposition." The Company is effecting the Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Disposition presented a unique opportunity to realize a significant return on the sale of the hardware group.

  Net cash used for operating activities for the fiscal years ended June 30, 1997 and 1996 amounted to $97.0 million and $48.7 million, respectively. The primary use of cash for operating activities in fiscal 1997 was an increase in accounts receivables of $56.0 million and inventories of $46.4 million which was mainly to support the Company's sales growth. The primary use of cash for operating activities in fiscal 1996 was a decrease in accounts payables, accrued liabilities and other long-term liabilities of $41.2 million.

  Net cash provided by investing activities for the fiscal years ended June 30, 1997 and 1996 amounted to $80.0 million and $57.5 million, respectively. The primary source of cash from investing activities in fiscal 1997 was the sale of discontinued operations, including DME, of $173.7 million which was slightly offset by the acquisition of subsidiaries in the amount of $55.9 million. The primary source of cash from investing activities in Fiscal 1996 was the sale of discontinued operations of $71.6 million.

  Net cash used for financing activities for the Fiscal years ended June 30, 1997 and 1996 amounted to $1.5 million and $39.4 million, respectively. The primary use of cash for financing activities in Fiscal 1997 was the repayment of debt and the repurchase of debentures of $157.0 million offset by proceeds from the issuance of additional debt of $154.4 million. The primary use of cash for financing activities in Fiscal 1996 was the repayment of debt and the repurchase of debentures of $197.8 million which was partially offset by proceeds from the issuance of additional debt of $157.9 million.

  The Company may effect a Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC and all necessary governmental and third party approvals. The solvency opinion with respect to FIHC is required by the Company's lenders and board of directors. In order to effect a Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The ability of the Company to consummate a Spin-Off is contingent, among other things, on the ability of the Company to obtain consents and waivers under the Company's existing indebtedness and the New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate a Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate a Spin-Off. In addition, the Company may encounter unexpected delays in effecting a Spin-Off, and the Company can make no assurance as to the timing thereof. In addition, prior to the consummation of a Spin-Off, the Company may sell, restructure or otherwise change the assets and liabilities that will be in FIHC, or for other reasons elect not to consummate a Spin-Off. Consequently, there can be no assurance that a Spin-Off will occur.

  In connection with the Spin-Off, it is anticipated that the Company and FIHC will enter into an indemnification agreement pursuant to which FIHC will assume and be solely responsible for all known and unknown past, present and future claims and liabilities of any nature relating to the Pension Reversion Case (as described under "Business--Legal Proceedings"); certain environmental liabilities currently recorded as $8.3 million, but for which it is reasonably possible the total expense could be $13.0 million; certain retiree medical cost and liabilities related to discontinued operations for which the Company has accrued approximately $31.3 million as of September 28, 1997 (see Note 11 to the Company's Consolidated Financial Statements); and certain tax liabilities. In addition, FIHC would also be responsible for all liabilities relating to the Technologies business. Responsibility for such liabilities would require significant commitments from FIHC.

  Should a Spin-Off, as presently contemplated, occur prior to June of 1999, a Spin-Off will be a taxable transaction to shareholders of the Company and could result in a material tax liability to the Company and its stockholders. The amount of the tax to the Company and the Shareholders is uncertain, and if the tax is material to the Company, the Company may elect not to consummate a Spin-Off. Because circumstances may change and because provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of a Spin-Off to minimize the tax consequences thereof to the Company and its stockholders.

  With the year 2000 approaching, the Company is preparing all of its computer systems to be Year 2000 compliant. Substantially all of the systems within the Aerospace Fasteners segment are currently Year 2000 compliant. The Company expects to replace and upgrade some systems, which are not Year 2000 compliant, within the Aerospace Distribution segment and at Fairchild Technologies. The Company expects that all of its systems will be Year 2000 compliant on a timely basis. However, there can be no assurance that the systems of other companies, on which the Company's systems rely, will also be timely converted. Management is currently evaluating the cost of ensuring that all systems are Year 2000 compliant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1") "Environmental Remediation Liabilities." SOP 96-1 provides authoritative guidance on specific accounting issues related to the recognition, measurement, and display and disclosure of environmental remediation liabilities. The Company is required to implement SOP 96-1 in Fiscal 1998. The Company's present policy is similar to the policy prescribed by SOP 96-1, therefore, there will be no effect from implementation.

  In February 1997, the Financial Accounting Standards Board ("FASB") issued two pronouncements, Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share," and Statement of Financial Accounting Standards No. 129 ("SFAS 129") "Disclosure of Information about Capital Structure." SFAS 128 establishes accounting standards for computing and presenting earnings per share ("EPS"). SFAS 128 is effective for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior period EPS data presented. Results from the calculation of simple and diluted earnings per share, as prescribed by SFAS 128, would not be materially different from the calculations for primary and fully diluted earnings per share for years ending June 30, 1997 and June 30, 1996. SFAS 129 establishes standards for disclosure of information about the Company's capital structure and becomes effective for periods ending after December 15, 1997.

  In June 1997, FASB issued two pronouncements, Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its operating segments in annual and interim financial reports. The Company will adopt SFAS 130 and SFAS 131 in Fiscal 1998.

                                   BUSINESS

GENERAL

  The Company is the largest aerospace fastener manufacturer and is one of the largest independent aerospace parts distributors in the world. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary business focus is on the aerospace industry and its business consists primarily of two segments--fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Disposition, manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, OEMs, other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies The Company's aerospace distribution business is conducted through its 64% owned subsidiary, Banner.

INDUSTRY OVERVIEW

  The aerospace parts industry currently is enjoying favorable trends driven by strong growth in new commercial aircraft orders, an increase in miles flown by existing aircraft, the need to modify older aircraft to comply with noise regulations and increased orders for wide bodied aircraft.

  Demand for aerospace fasteners and other aerospace parts is closely related to delivery and use rates for commercial and military aircraft. Delivery and use rates are in turn directly related to the actual and projected volume of passenger and freight traffic, average aircraft age, global fleet size and government defense expenditures. According to the Boeing 1997 Current Market Outlook (the "Boeing Market Outlook"), world air traffic grew 6.7% from 1995 to 1996, following a 6.6% increase from 1994 to 1995. Industry sources forecast that world air traffic will grow by more than 5% per year for the next ten years. Boeing also projects that during this period domestic and international airlines will lease or purchase over 7,000 new aircraft, thereby increasing the worldwide commercial fleet from approximately 11,500 aircraft at the end of 1996 to approximately 17,000 aircraft (net of retirements) at the end of 2006.

  Boeing, Airbus and McDonnell Douglas delivered over 277 new aircraft in the first six months of 1997 compared to 184 in the comparable period of the prior year. Orders for new aircraft at these manufacturers remained stable, with 313 orders in the first six months of 1997 compared to 291 in the comparable period of 1996. Cancellations, however, were greatly reduced--Boeing experienced only five cancellations in the first six months of 1997 as compared to 77 in the first six months of 1996. The Company believes that the world's airlines must continue to add capacity and order new airplanes to be able to meet the anticipated demand.

  The Company believes that over the next five years airlines will be required to replace a significant portion of their existing fleets as the large number of airplanes delivered in the 1960s become increasingly uneconomical to operate and the deadlines for compliance with the stringent noise regulations adopted in the United States and Europe approach.

  The Company's fastener business benefits from noise reduction modifications because modifying an airplane to comply with the noise regulations and remain serviceable requires a substantial number of fasteners. The Boeing Market Outlook reports that 560 airplanes in the U.S. fleet had been modified to meet the new noise standards and projects that 1,080 planes in the U.S. fleet will be noise modified.

  The Boeing Market Outlook projects that average airplane size should rise worldwide over the next ten years. As airlines seek to serve a growing number of air travelers with existing restrictions on arrival and departure slots, airport gates and ramp capacity, commercial aircraft OEMs are experiencing increased orders for heavier, widebodied aircraft of intermediate size. Widebodied aircraft generally require a greater number of fasteners than smaller aircraft.


AEROSPACE FASTENERS

  The Company, through its Aerospace Fasteners segment, is a leading worldwide manufacturer and supplier of fastening systems used in the construction and maintenance of commercial and military aircraft. The Aerospace Fasteners segment accounted for 36.4% and 35.2% of total Company sales for the year ended June 30, 1997 and for the three months ended September 28, 1997, respectively.

 PRODUCTS

  In general, aerospace fasteners produced by the Company are used to join materials in applications that are not of themselves critical to flight. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring, The Aerospace Fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial and electronic niche applications. The Aerospace Fasteners segment produces and sells products under various trade names and trademarks including Voi-Shan(R) (fasteners for aerospace structures), Screwcorp(R) (standard externally threaded products for aerospace applications), RAM(R) (custom designed mechanisms for aerospace applications), Camloc(R) (components for the industrial, electronic, automotive and aerospace markets), Tridair(R) and Rosan(R) (fastening systems for highly-engineered aerospace, military and industrial applications).

  Principal product lines of the Aerospace Fasteners segment include:

  Standard Aerospace Airframe Fasteners--These fasteners consist of standard externally threaded fasteners used in non-critical airframe applications on a wide variety of aircraft. These fasteners include Hi-Torque Speed Drive(R), Tri-Wing(R), Torq-Set(R), Phillips(R) and Hex Heads(R).

  Commercial Aerospace Structural and Engine Fasteners--These fasteners consist of more highly engineered permanent or semi-permanent fasteners used in non-critical but more sophisticated airframe and engine applications, which could involve joining more than two materials. These fasteners are generally engineered to specific customer requirements or manufactured to specific customer specifications for special applications, often involving exacting standards. These fasteners include Hi-Lok(R), Veri-Lite(R), Eddie-Bolt2(R) and customer proprietary engine nuts.

  Proprietary Products and Fastening Systems--These very highly engineered proprietary fasteners are designed by the Company for specific customer applications and include high performance structural latches and hold down mechanisms. These fasteners are usually proprietary in nature and are primarily used in either commercial aerospace or military applications. These fasteners include Visu-Lok(R), Composi-Lok(R), Keen-serts(R), Mark IV(TM), Flatbeam(TM) and Ringlock(TM).

  Highly Engineered Fastening Systems for Industrial Applications--These highly engineered fasteners are designed by the Company for specific niche applications in the electronic, automotive and durable goods markets and are sold under the Camloc(R) trade name.

 SALES AND MARKETS

  The products of the Aerospace Fasteners segment are sold primarily to domestic and foreign OEMs, and to the maintenance and repair market through distributors. Sixty-six percent of its sales are domestic. Major customers include OEMs such as Boeing, McDonnell Douglas and Airbus and their subcontractors, as well as major distributors such as Burbank Aircraft Supply, Special-T and Wesco. In addition, OEMs have implemented programs to reduce inventories and pursue just-in-time relationships. This has allowed parts distributors to significantly expand their business due to their ability to better meet OEM objectives. In response, the Company, which formerly supplied the OEMs directly, is expanding efforts to provide parts through distributors, by establishing master distributorship agreements, with Special-T, Wesco and others. No single customer accounts for more than 10% of consolidated sales. The Company's backlog of orders in the Aerospace Fasteners segment as of September 28, 1997 was $201 million. The Company anticipates that approximately 95% of such backlog will be delivered by September 28, 1998.

  Products are marketed by a direct sales force team which coordinates efforts with an internal technical sales force team. The direct sales force team is organized by customer and region. The internal sales force is organized by facility and product range and is focused on servicing customers needs, identifying new product applications, and obtaining the approval of new products. All the Company's products are leveraged through centralized advertising and promotional activities.

  Revenues in the Aerospace Fasteners segment bear a strong relationship to aircraft production. As OEMs searched for cost cutting opportunities during the aerospace industry recession, parts manufacturers, including the Company, accepted lower-priced and/or smaller orders to maintain market share, at lower profit margins. However, during the last two years, this situation has improved as build rates in the aerospace industry have increased and resulted in capacity constraints. As lead times have increased, the Company has been able to negotiate contracts with its major customers at more favorable pricing as well as larger minimum lot sizes that are more economic to manufacture. In addition, the Company has eliminated "make and hold" contracts under which large volume buyers require current production of parts for long-term unspecified dates of delivery. Overall, the Company believes existing backlog will result in higher margins due to larger and more efficient lot sizes.

  Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required (such as engine bolts, wheel bolts and turbocharger tension bolts). The Company is actively targeting the automotive market as a hedge against any potential downturn in the aerospace industry.

 MANUFACTURING AND PRODUCTION

  The Aerospace Fasteners segment has seven primary manufacturing facilities, of which three are located in the United States and four are located in Europe. Each facility has virtually complete production capability, and subcontracts only those orders which exceed capacity. Each plant is designed to produce a specified product or group of products, determined by production process involved and certification requirements. The Company's largest customers have recognized its quality and operational controls by conferring ISO D1-9000A status at all of its U.S. facilities, and ISO D1-9000 status at all of its European facilities. The Company is the first and only aerospace fasteners manufacturing company with all facilities holding ISO-9000 approval.

  The Company has a fully operational modern information system at all of its U.S. facilities and will expand this information system to all its European operations in Fiscal 1998. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help the Company to better service its customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

 COMPETITION

  Despite intense competition in the industry, the Company remains the dominant manufacturer of aerospace fasteners. The worldwide aerospace fastener market is estimated to be $1.3 billion (before distributor resales). The Company holds approximately 20% of the market and competes with SPS Technologies, Hi-Shear and Huck, which the Company believes hold approximately 13%, 11% and 10% of the market, respectively. In Europe, its largest competitors are Blanc Aero and Southco Fasteners.

  The Company competes primarily in the highly engineered "systems" segment, where its broad product range allows it to more fully serve each OEM and distributor. The Company's product array is diverse and offers customers a large selection to address various production needs. In addition, roughly 45% of the Company's output is unique or is in a market where the Company has a small number of competitors. The Company seeks to maintain its technological edge and competitive advantage over its competitors, and has historically demonstrated its innovative production methods and new products to meet customer demands at fair price levels.

AEROSPACE DISTRIBUTION

  The Company conducts its aerospace parts distribution through Banner. In February 1996, the Company increased its ownership of Banner from 47.2% to 59.3%, and further increased such ownership interest to 64% in June 1997. The Company, through its Aerospace Distribution segment, distributes a wide variety of aircraft parts, which it carries in inventory. In addition to selling products that it has purchased on the open market, the Company also acts as a non-exclusive authorized distributor of several different aerospace related product lines. No single distributor arrangement is material to the Company's financial condition. The Aerospace Distribution segment accounted for 35.9% of total Company sales in Fiscal 1997, pro forma for the Disposition. On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to Allied for approximately $345 million of common stock of Allied. The assets transferred to Allied consists primarily of Banner's hardware group, which includes the distribution of bearings, nolts, bolts, screws, rivets and other types of fasteners.

 PRODUCTS

  Following consummation of the Disposition, the products of the Aerospace Distribution segment will be divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Aerospace Distribution segment provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. The Aerospace Distribution segment also provides products to OEMs to airlines under inventory management programs. The Aerospace Distribution segment also buys and sells commercial aircraft from time to time.

  Rotable parts are sometimes purchased as new parts, but are generally purchased as used parts which are then overhauled for the Company by outside contractors, including the original manufacturers and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is." Rotables may also be exchanged instead of sold. An exchange occurs when an overhauled aircraft part in inventory is exchanged for a used part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold as is, overhauled or disassembled for resale as parts.

 SALES AND MARKETS

  Subsidiaries of the Aerospace Distribution segment sell their products in the United States and abroad to most of the world's commercial airlines and to air cargo carriers, as well as OEMs, other distributors, fixed base operators, corporate aircraft operators and other aerospace and nonaerospace companies. Approximately 76% of its sales, pro forma for the Disposition, are to domestic purchasers, some of whom may represent offshore users.

  The Aerospace Distribution segment markets its products and services through direct sales forces, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. The Aerospace Distribution segment's business does not experience significant seasonal fluctuations or depend on a single customer. No single customer accounts for more than 10% of the Company's consolidated revenue, pro forma for the Disposition. The Company's backlog of orders in the Aerospace Distribution segment as of September 28, 1997 was $22 million, pro forma for the Disposition. The Company anticipates that approximately 90% of such backlog will be delivered by September 28, 1998.

 COMPETITION

  In the rotable group the major competitors are AAR Corp., Air Ground Equipment Services ("AGES"), Aviation Sales Company, The Memphis Group and other large and small companies in a very fragmented industry. The major competitors for Banner's engine group are OEMs such as General Electric Company and Pratt and Whitney, as well as the engine parts division of AAR Corp., AGES, and many smaller companies.

TECHNOLOGIES

  Acquired by the Company in June 1994, Fairchild Technologies ("Technologies") is a global organization that manufactures, markets and services capital equipment for recordable compact disc ("CD-R") and advanced semiconductor manufacturing. Technologies' products are used to produce CD-Rs, CDs and CD-ROMs, as well as integrated circuits for the data processing, communications, transportation, automotive and consumer electronic industries, as well as for the military.

 PRODUCTS

  Technologies is a leader in microlithography manufacturing in Europe and has four product lines, the first being equipment for wafer microlithography processing. This includes the mainstay Series 6000 Flexible Wafer Process Line, consisting of lithographic processing systems with flexible material flow, modular design and high throughput, and the recently designed Falcon Modular Microlithography System for 0.25 micron (65/256 Mbit DRAM) device manufacturing. The Falcon system has a fully modular design and is expandable to accommodate expected technological advancements and specific customer configurations.

  Technologies has combined new and proven technology and a number of leading edge components and systems in compact disc processing to recently develop its Compact Disc Recordable ("CD-R10X") manufacturing system. The CD-R10X system is a state of the art design for producing cost effective recordable CDs by combining a high quality injection molding machine with scanning, inspection, and pneumatic handling systems.

  A third line is modular process equipment for use by the fabricators of liquid crystal displays. Technologies supplies advanced modular solutions with high throughput, small footprint and minimum cost of ownership. Technologies is also a leading manufacturer of photolithography processing equipment for photomask and thinfilm products.

  Technologies specializes in providing system solutions, and in coating, developing, priming, etching, stripping, cleaning and thermal processing of wafers, substrates and related semiconductor products.

 SALES AND MARKETS

  With a strong base of controls/clean room technology and software/services engineering, Technologies is able to provide systems with multiple modular designs for a variety of customer applications. Today, more than 1,000 Technologies wafer production systems are in operation worldwide. Approximately 60% of the Company's Fiscal 1997 business was derived from wafer related products and services. The remaining 40% was divided between LCD and CD related systems, products, and services. Major customers in the wafer product line include Motorola, Samsung, Siemens, GEC Plessey, Texas Instruments, National Semiconductor, Macronix, and Erso. Other major customers include Philips and Litton for the LCD product line, Sonopress (Bertelsmann), and Krauss Maffei for the CD product line, and Hyundai, NEC and Canon for the photomask product line. Approximately 76.3% of Technologies' sales were to foreign customers.

 MANUFACTURING AND PRODUCTION

  Technologies has two manufacturing facilities consisting of Fairchild Technologies GmbH, located in Vaihingen, Germany, and Fairchild Technologies USA, Inc. located in Fremont, California.

 COMPETITION

  The wafer product line competes with Tokyo Electron, Dai Nippon Screen and the Silicon Valley Group. Competitors in the CD product line consist of Robi Systems, Leybold and Marubeni. Competition in the photomask product line is provided by Mitsubishi Toyo, Tasmo and Solid State Equipment.

NACANCO PAKETLEME

  Established in 1987, Nacanco is the largest manufacturer of aluminum cans for soft drinks and beer in Turkey with an estimated 80% market share. Nacanco generated EBITDA of approximately $39 million on annual sales of $107 million for the fiscal year ended December 31, 1996. The Company owns 31.9% of the common stock, with Pechiney International SA and its subsidiaries holding substantially all of the balance. The Company received from Nacanco cash dividends in excess of $3 million in each of the past two fiscal years.

REAL ESTATE

  The Company has significant real estate holdings having a book value of approximately $54.1 million as of June 30, 1997. The Company's real estate holdings consist of (i) 80 acres on Long Island, New York which are currently being developed into retail centers; (ii) various industrial buildings from which the Company receives rental income; and (iii) property to be used as landfills upon the receipt of necessary licenses and government approvals.

CONTEMPLATED SPIN-OFF

  In order to focus its operations on the aerospace industry, the Company is considering distributing to its stockholders all of the stock of FIHC, which may own substantially all of the Company's non-aerospace operations. Although the Company's ability to effect a Spin-Off is uncertain, the Company may effect a Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC and all necessary governmental and third party approvals. The solvency opinion with respect to FIHC is required by the Company's lenders and board of directors. In order to effect a Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The ability of the Company to consummate a Spin-Off is contingent, among other things, on the ability of the Company to obtain consents and waivers under the Company's existing indebtedness and the New Credit Facility (as defined below). The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate a Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate a Spin-Off. In addition, the Company may sell, restructure or otherwise change the assets and liabilities that may be in FIHC at the time of a Spin-Off and may delay the timing of a Spin-Off to minimize the tax consequences thereof to the Company and its stockholders or for other reasons elect not to consummate a Spin-Off. See "Risk Factors-- Uncertainty and Tax and Other Consequences of a Spin-Off."

  At the time of a Spin-Off, if consummated, the business and assets of FIHC are expected to consist of: (i) the Company's technology products segment, which consists of Fairchild Technologies (a worldwide producer of equipment for recordable compact disc and semiconductor manufacturers); (ii) the Company's 31.9% ownership interest in Nacanco Paketleme, (the largest producer of aluminum cans in Turkey); and (iii) certain real estate and miscellaneous investments, including approximately 80 acres of land in Long Island, New York currently under development.

  In connection with a Spin-Off, it is anticipated that the Company and FIHC will enter into an indemnification agreement pursuant to which FIHC will assume and be solely responsible for all known and unknown past, present and future claims and liabilities of any nature relating to the Pension Reversion Case (as described under "Business--Legal Proceedings"); certain environmental liabilities currently recorded as $8.3 million, but for which it is reasonably possible the total expense could be $13.0 million; certain retiree medical cost and liabilities related to discontinued operations for which the Company has accrued approximately $31.3 million as of September 28, 1997 (see Note 11 to the Company's Consolidated Financial Statements); and certain tax liabilities. In addition, FIHC would also be responsible for all liabilities relating to the Technologies business.

RESEARCH AND PATENTS

  The Company's research and development activities have included: applied research; development of new products; testing and evaluation of, and improvements to, existing products; improvements in manufacturing techniques and processes; development of product innovations designed to meet government safety and environmental requirements; and development of technical services for manufacturing and marketing. The Company's sponsored research and development expenditures amounted to $7.8 million, $0.1 million and $1.0 million for the years ended June 30, 1997, 1996, and 1995, and $0.6 million for the three months ended September 28, 1997, respectively, substantially all of such expenditures being attributable to Fairchild Technologies. The Company owns patents relating to the design and manufacture of certain of its products and is a licensee of technology covered by the patents of other companies. The Company does not believe that any of its business segments are dependent upon any single patent.

PERSONNEL

  As of June 30, 1997, pro forma for the Disposition, the Company had approximately 3,400 employees. Approximately 5% of these employees were covered by collective bargaining agreements. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  As of June 30, 1997, pro forma for the Disposition, the Company owned or leased properties totalling approximately 1,631,000 square feet, approximately 1,046,000 square feet of which was owned and 585,000 square feet was leased. The Aerospace Fasteners segment's properties consisted of approximately 1,020,000 square feet, with principal operating facilities concentrated in Southern California, France and Germany. The Aerospace Distribution segment's properties consisted of approximately 380,000 square feet, with principal operating facilities of approximately 295,000 square feet located in Florida, and Texas.

  Corporate and other operating properties consisted of approximately 117,000 square feet, with principal operating facilities of approximately 82,000 square feet located in California and Germany. The Company owns its corporate headquarters at Washington-Dulles International Airport.

  The Company has several parcels of property which it is attempting to market, lease and/or develop, including: (i) an eighty acre parcel located in Farmingdale, New York; (ii) a six acre parcel in Temple City, California;
(iii) an eight acre parcel in Chatsworth, California; and (iv) several other parcels of real estate, primarily located throughout the continental United States.

  The following table sets forth the location of the larger properties used in the continuing operations of the Company, their square footage, the business segment or groups they serve and their primary use. Each of the properties owned or leased by the Company is, in management's opinion, generally well maintained, suitable to support the Company's business and adequate for the Company's present needs. All of the Company's occupied properties are maintained and updated on a regular basis.

                           OWNED OR SQUARE                            PRIMARY
      LOCATION              LEASED  FOOTAGE BUSINESS SEGMENT/GROUP      USE
      --------             -------- ------- ---------------------- -------------
   Saint Cosme, France...   Owned   304,000 Aerospace Fasteners    Manufacturing
   Torrance, California..   Owned   284,000 Aerospace Fasteners    Manufacturing
   Carrollton, Texas.....   Leased  173,000 Aerospace Distribution Distribution
   City of Industry,
    California...........   Owned   140,000 Aerospace Fasteners    Manufacturing
   Chantilly, Virginia...   Owned   125,000 Corporate              Office
   Lakeland, Florida.....   Leased   65,000 Aerospace Distribution Distribution
   Ft. Lauderdale,
    Florida..............   Leased   57,000 Aerospace Distribution Distribution
   Toulouse, France......   Owned    56,000 Aerospace Fasteners    Manufacturing
   Fremont, California...   Leased   54,000 Technology Products    Manufacturing
   Santa Ana,
    California...........   Owned    50,000 Aerospace Fasteners    Manufacturing
   Vaihingen, Germany....   Leased   49,000 Technology Products    Manufacturing
   Kelkheim, Germany.....   Leased   42,000 Aerospace Fasteners    Manufacturing
   Fremont, California...   Leased   31,000 Technology Products    Manufacturing

ENVIRONMENTAL MATTERS

  The Company's operations are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability. The Company expects that FIHC will assume substantially all of the Company's environmental liabilities in connection with a Spin-Off. See "The Spin-Off." See "Risk Factors--Uncertainty and Other Tax Consequences of The Spin-Off."

  As of September 28, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $8.3 million, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $13.0 million on an undiscounted basis.

LEGAL PROCEEDINGS

  The Workers Compensation Bureau of the State of Ohio is seeking reimbursement from the Company for up to $5.4 million for workers compensation claims which were insured under a self-insured program of the Company. The Company has contested a significant portion of this claim and believes that the ultimate disposition of this claim will not be material.

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc., a former subsidiary of the Company ("FII"), did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business (collectively, the "Pension Reversion Case"). The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues. In connection with the Spin-Off, the Company expects that FIHC will assume all of the Company's liabilities, if any, associated with this matter. See "The Spin-Off." See "Risk Factors-- Uncertainty and Other Tax Consequences of Spin-Off."

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters.

  In the opinion of management, the ultimate resolution of the legal proceedings, including those discussed above, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth information with respect to the directors and executive officers of the Company.

        NAME                  AGE POSITION
        ----                  --- --------
   Michael T. Alcox..........  50 Vice President and Director
   Melville R. Barlow........  68 Director
   Robert D. Busey...........  54 Vice President
   Mortimer M. Caplin........  81 Director
   Colin M. Cohen............  46 Senior Vice President, Chief Financial
                                   Officer, Controller and Director
   Philip David..............  65 Director
   John L. Flynn.............  51 Senior Vice President
   Harold J. Harris..........  68 Director
   Harold R. Johnson.........  74 Senior Vice President
   Robert H. Kelley..........  50 Vice President
   Jeffrey P. Kenyon.........  37 Vice President
   Samuel J. Krasney.........  72 Director
   Daniel Lebard.............  58 Director
                                  Senior Vice President, General Counsel and
   Donald E. Miller..........  50 Secretary
   David Wynne-Morgan........  66 Senior Vice President
   Jacques S. Moskovic.......  60 Senior Vice President and Director
   Herbert S. Richey.........  75 Director
   Moshe Sanbar..............  71 Director
   Karen L. Schneckenburger..  48 Vice President
   Robert A. Sharpe II.......  40 Director
   Eric I. Steiner...........  36 Executive Vice President, Chief Operating
                                   Officer and Director
   Jeffrey J. Steiner........  60 Chairman of the Board, Chief Executive
                                   Officer and President

  Michael T. Alcox served as Senior Vice President and the Chief Financial Officer of the Company from December 1987 through September 1996. He also served as Treasurer of the Company from September 1990 until November 1991. Mr. Alcox served as Vice President and Chief Financial Officer of RHI Holdings, Inc. and as Vice President and Chief Financial Officer of Fairchild Industries from 1990 through March 1996. Since September 30, 1996, Mr. Alcox serves as a Vice President to the Company, not employed on a full time basis. Mr. Alcox is a director of Banner. Mr. Alcox also owns and operates travel and real estate businesses. He became a director of the Company in 1988.

  Melville R. Barlow was a consultant to the Company from September 1995 through June 1996. From July 1991 through March 1994, he was President of Pilkington Aerospace, Inc., a manufacturer of aircraft transparencies. From June 1984 through March 1991, he was a Corporate Vice President of General Dynamics and General Manager of General Dynamics Electronics Division, a manufacturer of military aircraft automatic test equipment. He became a director of the Company in 1996.

  Robert D. Busey has served as Vice President of the Company since September 1992. Mr. Busey also served as Vice President of Fairchild Industries from November 1993 through March 1996. Prior to September 1992, Mr. Busey was Assistant Vice President of the Company and held other management positions with Fairchild Industries.

  Mortimer M. Caplin has been a senior member of the law firm of Caplin & Drysdale since 1964. Mr. Caplin serves as a director of Presidential Realty Corporation and Danaher Corporation. He became a director of the Company in 1990.

  Colin M. Cohen was Managing Director of Citicorp Securities, Inc. until September 1996. He served in such capacity for more than five years. Mr. Cohen became a director of the Company in September 1996, and the Company's Senior Vice President--Business Development and Finance, and Chief Financial Officer, effective October 1, 1996. He became Controller of the Company effective March 31, 1997. Pursuant to his employment agreement with the Company, Mr. Cohen is to be nominated for election as a director every fiscal year during his term of employment.

  Philip David was a consultant to the Company from January 1988 to June 1993. He was also an employee of the Company from January 1988 to December 1989. He was a Professor of Urban Development at Massachusetts Institute of Technology until June 1988. Dr. David is also a director of IRI International, Inc. He became a director of the Company in 1985.

  John L. Flynn has served as Senior Vice President, Tax, of the Company since September 1994 and Vice President, Tax, since August 1989. Mr. Flynn also served as Vice President, Tax, of Fairchild Industries from November 1986 through March 1996.

  Harold J. Harris is President of Wm. H. Harris, Inc. He is a director of Capital Properties Incorporated of Rhode Island. He became a director of the Company in 1985.

  Harold R. Johnson, Brig. Gen., USAF (Ret.), has served as Senior Vice President, Business Development, of the Company since November 1990. General Johnson also served as Vice President of Fairchild Industries from February 1988 through March 1996.

  Robert H. Kelley has served as Vice President, Employee Benefits, of the Company since November 1993. He also served as Vice President of Fairchild Industries from November 1993 through March 1996. Prior thereto, he held other management positions with Fairchild Industries.

  Jeffrey P. Kenyon has served as Vice President of the Company since November 1996. Prior to that, he served as Vice President of Citicorp Securities, Inc., for more than five years.

  Samual J. Krasney retired in 1993 as the Chairman of the Board, Chief Executive Officer and President of Banner, positions he had held since June 1990. He continues to serve as a director of Banner and also serves as the Vice Chairman of the Board of the Company. He served as the Chief Operating Officer of the Company from December 1985 until December 1989. Mr. Krasney has served as the managing partner of ABBA Capital Enterprises since October 1985. Mr. Krasney is a director of FabriCenters of America, Inc. and Waxman Industries, Inc. He became a director of the Company in 1968. Due to health reasons, Mr. Krasney does not intend to stand for election as a director of the Company at the November, 1997 annual meeting of stockholders.

  Daniel Lebard is the Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which sells management services. He has served in such capacity for more than the last five years. Since 1995, he also serves as Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris. He became a director of the Company in 1996.

  Donald E. Miller has served as Senior Vice President and General Counsel of the Company since January 1991 and Corporate Secretary since January 1995. Mr. Miller also served as Vice President and General Counsel of Fairchild Industries from November 1991 through March 1996. Prior to 1991, Mr. Miller was a principal of the law firm of Temkin & Miller, Ltd. in Providence, Rhode Island. Mr. Miller is a director of Shared Technologies Fairchild Inc. and General Counsel of Banner.

  David Wynne-Morgan has served as Senior Vice President of the Company, on a part time basis, responsible for Corporate Communications since September 11, 1997. He is a founding partner of WMC Communications Ltd. where he continues to serve. From 1991 to 1994, Mr. Wynne-Morgan served as President and Chief Executive Officer of Hill Knowlton for Europe, the Middle East and Africa.

  Jacques S. Moskovic has served as Senior Vice President of the Company since October 1996. He has served as President and CEO of Fairchild Technologies since September 1994, and as Chairman of Fairchild Technologies since August 1997. Prior to that, he served as Chairman and President of Compagnie Pour Le Developpement Industriel, a French based company specializing in the production, sales and service of equipment to the electronics industry, which was acquired by the Company in 1995. Mr. Moskovic held such position for more than five years. He became a director of the Company in 1997.

  Herbert S. Richey served as President of Richey Coal Company, a coal properties-brokerage and consulting company, until December 1993. He became a director of the Company in 1977.

  Karen L. Schneckenburger has served as Vice President of the Company since September 1992 and as Treasurer of the Company since November 1991. Ms. Schneckenburger also served as Treasurer of Fairchild Industries from August 1989 through March 1996. Prior thereto, she served as Director of Finance of Fairchild Industries from 1986 through 1989.

  Moshe Sanbar has served as President of the Israel National Committee in Tel Aviv and as a member of the executive board of the International Chamber of Commerce in Paris since 1996. He served as a Senior Vice President and Financial Advisor for the Eisenberg Group of Companies (an international import-export firm) from 1996 to January 1997. From 1988 through 1995 he was Chairman of the Board of Bank Leumi (Israel) and its group, worldwide. He became a director of the Company in 1997.

  Robert A. Sharpe II has served as Executive Vice President and Chief Financial Officer of Fairchild Fasteners, a division of Fairchild Holding Corp., since July 1996, and as consultant for Fairchild Fasteners from October 1995 through July 1996. He served as Vice President, Corporate Development, of Smithfield Foods, Inc., a pork-products company, from July 1994 through July 1996. Prior to that time, Mr. Sharpe served as Senior Vice President of NationsBank Corporation and held other management positions with NationsBank. Mr. Sharpe is a director of Capital Associates, Inc. and Capital Associates International, Inc. He became a director of the Company in 1995.

  Dr. Eric I. Steiner has served as Executive Vice President and Chief Operating Officer of the Company since November 1996, and as President and Chief Executive Officer of Fairchild Fasteners, a division of Fairchild Holding Corp., since August 1995. Prior thereto, he served as Senior Vice President, Operations of the Company from May 1992 through November 1996, and as President of Camloc/RAM Products, one of the Company's operating units, from September 1993 to February 1995. He served as Vice President, Business Planning, of the Company from March 1991 until May 1992. He also served as Vice President of Fairchild Industries from May 1992 through March 1996. He received an M.B.A. from Insead in France in 1990. Prior thereto, he received an M.D. in 1988 from Faculte de Medicine de Paris and was a medical doctor at Hospitaux De Paris in France until November 1989. He has been a director of Banner since September 1992, and a Senior Vice President of Banner since May 1997. Dr. Steiner became a director of the Company in 1988. He is the son of Jeffrey J. Steiner.

  Jeffrey J. Steiner has served as the Chairman of the Board and the Chief Executive Officer of the Company since December 1985, and as President of the Company since July 1, 1991. He has served as the Chairman of the Board, Chief Executive Officer and President of Banner since September 1993. He has served as the Chairman, President and Chief Executive Officer of RHI Holdings since 1988. He served as the Vice Chairman of the Board of Rexnord Corporation from July 1992 to December 1993, and as the Chairman, President and Chief Executive Officer of Fairchild Industries from July 1991 through March 1996. Mr. Steiner is and for the past five years has been President of Cedco Holdings Ltd., a Bermuda corporation (a securities investor). He serves as a director of The Franklin Corporation and The Copley Fund, and as director and Vice Chairman of the Board of Shared Technologies Fairchild Inc. He became a director of the Company in 1985. He is the father of Dr. Eric I. Steiner.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding ownership of the Class A Common Stock and Class B Common Stock as of October 31, 1997 by
(i) each person or entity who owns of record or beneficially five percent or more of the Company's capital stock, (ii) each director and the five most highly paid executive officers of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Unless otherwise noted, the address of each holder of five percent or more of the Company's stock is the Company's corporate address.

                        CLASS A STOCK             CLASS B STOCK            CLASS A STOCK                  CLASS B STOCK
                      BENEFICIALLY OWNED        BENEFICIALLY OWNED       BENEFICIALLY OWNED             BENEFICIALLY OWNED
                       BEFORE OFFERING           BEFORE OFFERING       AFTER THE OFFERING(22)           AFTER THE OFFERING
                      ------------------------- ---------------------- -------------------------------  ----------------------
                                       PERCENT                PERCENT                        PERCENT                  PERCENT
                      SHARES(1)        OF CLASS SHARES(1)     OF CLASS  SHARES(1)            OF CLASS   SHARES(1)     OF CLASS
                      ---------        -------- ---------     -------- -------------        ----------  ---------     --------
Michael T. Alcox....     29,175(2)          *         600          *          29,175(2)              *        600          *
Melville R. Barlow..      7,500(2)          *         --         --            7,500(2)              *        --         --
Mortimer M. Caplin..     89,500(2)          *         --         --           89,500(2)              *        --         --
Colin M. Cohen......     38,042(2)          *         --         --           38,042(2)              *        --         --
J.J. Cramer &
 Co.(14)............  1,795,800(3)       12.8%        --         --        1,795,800              10.5%       --         --
Philip David........     54,500(2)          *         --         --           54,500(2)              *        --         --
Fairchild Master
 Retirement
 Trust(15)..........  1,125,375(4)        8.0%        --         --        1,125,375(4)            6.6%       --         --
FMR Corp(16)........    790,000(5)        5.6%        --         --          790,000(5)            4.6%
Harold J. Harris....    130,700(2)(6)       *         --         --          102,900(2)(6)           *        --         --
Samuel J.
 Krasney(17)........    700,000           5.0%        --         --          527,800               3.1%       --         --
Daniel Lebard.......      7,500(2)          *         --         --            7,500(2)              *        --         --
Donald E. Miller....     80,400(2)(7)       *         --         --           80,400(2)(7)           *        --         --
Jacques S.
 Moskovic...........     28,350(2)          *         --         --           28,350(2)              *        --         --
Paske Investments,
 Ltd.(18)...........  6,402,684(4)(8)    37.8%  2,908,996(11)   97.0%      6,102,684(4)(8)        30.6% 2,908,996(11)   97.0%
Herbert S. Richey...     43,000(2)          *         --         --           43,000(2)              *        --         --
Moshe Sanbar........        --            --          --         --              --                --         --         --
Robert A. Sharpe
 II.................     18,200(2)          *         --         --           18,200(2)              *        --         --
Eric I. Steiner.....    146,686(2)(9)     1.0%     15,000          *         146,686(2)(9)           *     15,000          *
Jeffrey J.
 Steiner(19)........  6,741,834(10)      39.3%  2,938,996(12)   98.0%      6,241,834(10)          31.0% 2,938,996(12)   98.0%
Peregrine Direct
 Investments
 Limited(20)........    250,000           1.7%        --         --          250,000               1.4%       --         --
Bankers Trust New
 York Corporation
 (21)...............    250,000           1.7%        --         --          250,000               1.4%       --         --
All directors and
 executive officers
 as a group (22
 persons)...........  8,217,892(2)(13)   46.7%  2,954,596(13)   98.5%      7,517,892(2)(13)       36.5% 2,954,596(13)   98.5%

---------------------
  * Represents less than one percent.
 (1) The Class A Stock column includes shares of Class B Stock, which are immediately convertible into Class A Stock on a share-for-share basis. Options that are exercisable immediately or within sixty days after October 31, 1997 appear in the Class A Stock column. Certain warrants that may be deemed to be owned by Mr. Jeffrey J. Steiner are exercisable into shares of either Class A Stock or Class B Stock and appear in both the Class A Common Stock and Class B Common Stock columns.
 (2) Includes exercisable stock options to purchase Class A Common Stock, as follows: M. Alcox, 19,175 shares; M. Barlow, 7,500 shares; M. Caplin, 10,750 shares; C. Cohen, 37,500 shares; P. David, 32,000 shares; H. Harris, 39,500 shares; D. Lebard, 7,500 shares; D. Miller, 64,600 shares;
     J. Moskovic, 28,350 shares; H. Richey, 37,000 shares; R. Sharpe, 18,000 shares; E. Steiner, 81,800 shares; J. Steiner, 163,850 shares; Directors and Executive Officers as a group, 593,275 shares.

 (3) Based on information as of December 5, 1997, contained in a Schedule 13D dated December 5, 1997, filed with the SEC by J.J. Cramer & Co., Cramer Capital Corporation, Cramer Partners, L.P., James J. Cramer and Karen L. Cramer.
 (4) Based on information provided by the stockholder.

 (5) Based on information as of August 31, 1997, contained in a Schedule 13G dated September 10, 1997, filed with the SEC by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., and a registered investment advisor ("FMR"). According to the Schedule 13G: (i) FMR has sole dispositive power with respect to all 790,000 shares of such Class A Common Stock, and sole voting power with respect to 383,000 shares of such Class A Common Stock; and (ii) various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock. The Schedule 13G indicates that the interest of one person, Fidelity Management Trust Company, in such Class A Common Stock amounted to 423,000 shares or 3.02% of the total outstanding Class A Common Stock.
 (6) Includes 27,000 shares of Class A Common Stock, owned by the Wm. H. Harris, Inc. Profit-Sharing Plan.
 (7) Includes 300 shares of Class A Common Stock owned by Mr. Donald Miller as custodian for his child; Mr. Miller disclaims any beneficial interest therein.
 (8) Paske Investments, Ltd. owns no shares of record. It is the beneficial owner of shares of Class A Common Stock owned of record or beneficially by its indirect wholly owned subsidiaries, as follows: (A) Stinbes Limited (Address: c/o ATC Trustees (Cayman) Ltd., P.O. Box 30592 SMB, Piccadilly Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.), 3,256,296 shares (including (i) 347,300 shares of Class A Common Stock,
     (ii) 2,533,996 shares of Class B Common Stock convertible on a one-to-one basis to Class A Common Stock, and (iii) warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock); and (B) Bestin Ltd. (Address: c/o ATC Trustees (BVI) Ltd., Abbot Building, 2nd Floor, P.O. Box 933, Road Town, Tortola, B.V.I.), 3,146,388 shares. Of the foregoing shares, 1,000,000 shares of Class B Common Stock and 3,146,388 of Class A Common Stock have been pledged to NationsBank N.A., to secure guarantees of loans to Mr. Jeffrey Steiner; and 100,000 shares of Class B Common Stock have been pledged to Banque de Camondo (Suisse) S.A., to secure a line of credit to Bestin Worldwide Limited. The warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock may be exercised only within specified periods after the occurrence of certain events, as provided in the warrant certificates. Paske Investments, Ltd. is a wholly-owned subsidiary of The Friday Trust, a trust organized under the laws of Jersey, Channel Islands, of which the sole trustee is Lloyds Bank Trust Company (Channel Islands) Limited. The Friday Trust is deemed the beneficial owner of the same shares of Class A Common Stock deemed beneficially owned by Paske Investments, Ltd.
 (9) Includes 5,000 shares of Class A Common Stock owned by Dr. Eric Steiner as custodian for his children; Dr. Steiner disclaims any beneficial interest therein.
(10) Mr. Jeffrey Steiner is the settlor and a beneficiary of The Friday Trust (the sole stockholder of Paske Investments, Ltd.), and as such may be deemed to beneficially own the same shares of Class A Common Stock deemed beneficially owned by Paske Investments, Ltd., as discussed in footnote
     (8) to this table. Class A Common Stock shown in the table as owned by Mr. Jeffrey Steiner include: (i) 6,402,684 shares owned directly or beneficially by Paske Investments and subsidiaries (see footnote (8));
     (ii) 105,400 shares owned of record by Mr. Steiner; (iii) exercisable stock options to purchase 163,850 shares of Class A Common Stock (see footnote (2)); (iv) 37,500 shares of Class A Common Stock owned by Mr. Steiner as custodian for his children; (v) 30,000 shares of Class B Common Stock (convertible on a one-to-one basis to Class A Common Stock) owned by Mr. Steiner as custodian for his children; and (vi) 2,400 shares of Class A Common Stock owned by the Jeffrey Steiner Family Foundation. Mr. Steiner disclaims beneficial ownership of shares owned by the Jeffrey Steiner Family Foundation and shares owned by him as custodian for his children.
(11) Paske Investments, Ltd. owns no shares of record. It is the beneficial owner of shares of Class B Common Stock owned of record or beneficially by its indirect wholly owned subsidiaries, as follows: Stinbes Limited (Address: c/o ATC Trustees (Cayman) Ltd., P.O. Box 30592 SMB, Piccadilly Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.), 2,908,996 shares (including (i) 2,533,996 shares of Class B Common Stock, and (ii) warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock). Paske Investments, Ltd. is a wholly-owned subsidiary of The Friday Trust, a trust organized under the laws of Jersey, Channel Islands, of which the sole trustee is Lloyds Bank Trust Company (Channel Islands) Limited. The Friday Trust is deemed the beneficial owner of the same shares of Class B Common Stock deemed beneficially owned by Paske Investments, Ltd.

(12) Mr. Jeffrey Steiner is the settlor and a beneficiary of The Friday Trust (the sole stockholder of Paske Investments, Ltd.), and as such may be deemed to beneficially own the same shares of Class B Common Stock deemed beneficially owned by Paske Investments, Ltd., as disclosed in footnote
     (11) to this table. Class B Common Stock shown in the table as owned by Mr. Jeffrey Steiner include: (i) 2,908,996 shares, or warrants to purchase shares, owned directly or beneficially by Paske Investments and subsidiaries (see footnote 11); and (ii) 30,000 shares of Class B Common Stock owned by Mr. Steiner as custodian for his children. Mr. Steiner disclaims beneficial ownership of shares owned by him as custodian for his children.
(13) Includes warrants as described in footnotes above.
(14) J.J. Cramer & Co.'s address is 100 Wall Street, New York, NY 10005.
(15) Fairchild Master Retirement Trust's address is 300 West Service Road, P.O. Box 10803, Chantilly, VA 20153.
(16) FMR Corp's address is, Fidelity Management & Research Co., 82 Devonshire Street, Boston, MA 02109.
(17) Samuel J. Krasney's address is 25700 Science Park Drive, Cleveland, OH
     44122.
(18) Paske Investments, Ltd.'s address is The Friday Trust, Stinbes Limited, Bestin Ltd., c/o Lloyds Bank International (Jersey) Ltd., P.O. Box 482, Commercial House, Commercial Street, St. Helier, Jersey JE4 8W2, Channel Islands, British Isles.
(19) Jeffrey J. Steiner's address is 110 East 59th Street, New York, NY 10022.
(20) Peregrine Direct Investments Limited's address is 23/F New World Tower, 16-18 Queens Road Central, Hong Kong, China. The shares reflected represent shares issuable upon exercise of warrants with a $9.00 per share exercise price.
(21) Bankers Trust New York Corporation address is One Bankers Trust Plaza, 130 Liberty Street, New York, NY 10006. The shares reflected represent shares issuable upon exercise of warrants with a $9.00 per share exercise price.
(22) Assumes no exercise of the Underwriters' over-allotment option. Of the 547,000 shares subject to such option, 250,000 shares will be provided by Bankers Trust New York Corporation, 250,000 shares will be provided by Peregrine Direct Investments Limited, 27,800 shares will be provided by Samuel J. Krasney and 19,200 shares will be provided by Harold J. Harris. Of the 700,000 shares to be sold by the selling stockholders, 500,000 shares will be sold by Jeffrey J. Steiner (including the sale of 300,000 shares by Paske Investments, Ltd.), 172,200 shares will be sold by Samuel
     J. Krasney and 27,800 shares will be sold by Harold J. Harris.

                             THE DISPOSITION

  On December 8, 1997, Banner and certain of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to Allied for approximately $345 million of common stock of Allied based on the average trading price of the Allied common stock for twenty consecutive trading days immediately prior to the closing of the transaction. The assets to be transferred to Allied consist primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners. The Company plans to use $170 million of the common stock received from Allied to repay outstanding term loans of Banner's subsidiaries and pay related fees and the remainder of the $175 million of common stock of Allied will be pledged to Banner's banks.

  The Asset Purchase Agreement contains customary provisions for such agreements including representations and warranties with respect to the conduct of the business prior to closing and various closing conditions, including the continued accuracy of the representations and warranties, the receipt of all governmental consents and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Asset Purchase Agreement provides for certain purchase price adjustments after the closing of the Disposition. Such adjustments, if any, will be made following the receipt of an unaudited consolidated balance sheet of the business acquired by Allied pursuant to the Asset Purchase Agreement, and may include the surrender of shares of Allied common stock received by Banner or the receipt by Banner of additional shares of Allied common stock.

  The Asset Purchase Agreement has a non-competition provision pursuant to which Banner and the subsidiaries party to the Asset Purchase Agreement have agreed, subject to certain exceptions, not to compete for a period of three years from the closing of such transaction with Allied in the business of supplying to the aerospace industry aircraft hardware, chemicals or related support services.

  In connection with the Asset Purchase Agreement, Banner and Allied will enter into an escrow agreement pursuant to which Banner will deposit $3.5 million in Allied Common Stock in connection with the purchase price adjustment. In addition, in connection with the Disposition, Allied will enter into a registration rights agreement with certain demand and piggyback registration rights with respect to Allied common stock to be received by Banner. In addition, each party has agreed to indemnify each other for any losses suffered due to a breach of a representation, warranty or covenant.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 40,000,000 shares of Class A Common Stock, par value $0.10 per share, 14,030,717 of which were issued and outstanding as of September 28, 1997, 20,000,000 shares of Class B Common Stock, par value $0.10 per share, 2,625,616 of which were issued and outstanding as of September 28, 1997, and 10,000,000 shares of Preferred Stock, par value $0.10 per share, none of which are issued and outstanding. The Class A Common Stock and the Class B Common Stock are sometimes collectively referred to herein as the "Common Stock."

PREFERRED STOCK

  The Board of Directors of the Company is authorized, subject to the limitations prescribed by law, to provide by resolutions for the issuance of the Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the voting powers, the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares of Class A Common Stock being offered in this Offering will be upon payment therefor, validly issued, fully paid and nonassessable. The powers, preferences and rights of holders of Class A Common Stock and Class B Common Stock, and the qualifications, limitations or restrictions thereof, are substantially identical, except as otherwise required by law or expressly provided in this section. Each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. Except as set forth below, all actions submitted to a vote of stockholders shall be voted on by the holders of Class A Common Stock and Class B Common Stock voting together as a single class. The holders of Class A Common Stock and Class B Common Stock shall vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware Law. Notwithstanding anything in the Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of all outstanding shares of capital stock of the Company entitled to vote, voting together as a single class, shall be required to authorize additional shares of Class A Common Stock or Class B Common Stock, or upon certain proposals to issue authorized but unissued shares of Class B Common Stock. Class B Common Stock is convertible into Class A Common Stock at any time at the option of the holder or automatically if at any time the number of outstanding shares of Class B Common Stock as reflected on the stock transfer books of the Company is less than 300,000. If the Company at any time (a) declares a stock dividend upon either class of its Common Stock payable in shares of that same class of Common Stock, (b) makes any distribution upon either class of its Common Stock payable in shares of that same class of Common Stock, (c) subdivides its outstanding shares of either class of its Common Stock into a greater number of shares, or (d) subdivides its outstanding shares of either class of its Common Stock into a smaller number of shares, then and in any of such events the

Company shall make, declare or effect a similar but ratable stock dividend, distribution or subdivision on the shares of the other class of its Common Stock but payable in shares of such other class of Common Stock and only on a share for share basis. Cash dividends are payable in such relative amounts as the Board of Directors of the Company may determine; provided, however, that in no event will cash dividends payable with respect to the Class B Common Stock exceed one hundred percent (100%) of the cash dividends payable with respect to the Class A Common Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                    DESCRIPTION OF THE NEW CREDIT FACILITY

  The Company intends to enter into the New Credit Facility to retire the existing indebtedness of the Company and its subsidiaries and provide for the working capital needs of the Company. The New Credit Facility will provide for total lending commitments of up to $300 million. The New Credit Facility will be comprised of (i) a $75 million Revolving Credit Facility ("Revolving Credit Facility"), and (ii) a $225 million Term Loan Facility. Borrowings under the New Credit Facility, together with the proceeds from the Offering, and the after tax proceeds the Company has already received from the STFI Sale will be used to repay the Company's long term indebtedness as described under "Use of Proceeds." The proceeds of the loans made under the Revolving Credit Facility may also be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit. Effectiveness of the New Credit Facility is a condition to the closing of the Offering.

  Borrowings under the New Credit Facility will bear interest annually at the Company's option at the rate of (i) LIBOR plus a spread or (ii) the Base Rate (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the Administrative Agent's prime lending rate) plus a spread. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate of the LIBOR margin.

  It is expected that the obligations under the New Credit Facility will be secured by a pledge of all of the capital stock and assets of the domestic subsidiaries of the Company and by a pledge of 65% of the capital stock of the Company's foreign subsidiaries.

  The New Credit Facility will contain various covenants that limit, among other things, subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities.

                                 UNDERWRITING

  Subject to certain terms and conditions of an Underwriting Agreement dated
      , 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), BT Alex. Brown Incorporated and SBC Warburg Dillon Read Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Class A Common Stock set forth opposite their names below.

                                                                        NUMBER
    UNDERWRITERS                                                       OF SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation................
   BT Alex. Brown Incorporated........................................
   SBC Warburg Dillon Read Inc........................................
                                                                       ---------
     Total............................................................ 3,700,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Class A Common Stock in part directly to the public, initially at the price to the public set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price, less a concession not in excess of
$    per share. The Underwriters may allow, and such dealers may re-allow, to
certain other dealers a concession not in excess of $    per share. After the
Offering, the public offering price and other selling terms may be changed by the Representatives without notice.

  The Selling Stockholders have granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase, from time to time, up to an aggregate of 547,000 additional shares of Class A Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment in the Offering as indicated in the preceding table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed, subject to certain conditions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Class A Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Class A Common Stock. These activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  DLJ from time to time performs investment banking and other financial services for the Company and its affiliates for which it receives advisory or transaction fees of the nature and in amounts customary in the industry for such services. Bankers Trust Company, an affiliate of BT Alex. Brown, is a lender under the Company's existing credit facilities. A portion of the net proceeds to be received by the Company from the Offering will be used to repay indebtedness under the Company's existing credit facilities.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this Offering, the Company will have outstanding 19,656,333 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, 12,731,716 shares of Common Stock will be freely tradable without restriction under the Securities Act, unless owned by "affiliates" of the Company, as that term is defined in Rule 144. Substantially all the remaining 6,924,617 shares of Common Stock outstanding upon completion of this Offering are Restricted Shares. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, which are summarized below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year that were acquired from the Company (or any "affiliate" of the Company) is entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (216,563 shares immediately after completion of this Offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Affiliates of the Company must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not "restricted securities" (such as shares acquired by affiliates of the Company in the Initial Public Offering, in open-market purchases, or in this Offering). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned such shares of Common Stock for at least two years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

  The Company, its executive officers and directors, the Selling Stockholders and certain other holders of Common Stock of the Company have agreed that, subject to certain exceptions for a period of 90 days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any additional shares of its Common Stock, or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of DLJ.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at June 30, 1997 and for each of the three years in the period ended June 30, 1997 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                           THE FAIRCHILD CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS:
Report of Independent Public Accountants...................................  F-1
Consolidated Balance Sheets................................................  F-4
Consolidated Statements of Earnings........................................  F-6
Consolidated Statements of Stockholders' Equity............................  F-7
Consolidated Statements of Cash Flows......................................  F-8
Notes to Consolidated Financial Statements.................................  F-9
CONSOLIDATED INTERIM FINANCIAL STATEMENTS:
Consolidated Balance Sheets at June 30, 1997 and September 28, 1997........ F-36
Consolidated Statements of Earnings for the three months ended
 September 29, 1996 and September 28, 1997................................. F-38
Consolidated Statements of Cash Flows for the three months ended
 September 29, 1996 and September 28, 1997................................. F-39
Notes to Consolidated Interim Financial Statements......................... F-40
Schedule I................................................................. F-44
Schedule II................................................................ F-48

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Fairchild Corporation:

  We have audited the accompanying consolidated balance sheets of The Fairchild Corporation (a Delaware corporation) and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended June 30, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fairchild Corporation and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for the years ended June 30, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
September 5, 1997

(except with respect to the matter discussed in Note 24, as to which the date is December 8, 1997)

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Fairchild Corporation:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of The Fairchild Corporation and subsidiaries included in this Form 10-K and have issued our report thereon dated September 5, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on page F-44 through F-48 are the responsibility of the Company's management and are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP
Washington, D.C.
September 5, 1997

(except with the matter discussed in Note 24, as to which the date is December 8, 1997)

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                           JUNE 30,   JUNE 30,
                                                             1996       1997
ASSETS                                                    ---------- ----------
Current Assets:
Cash and cash equivalents...............................  $   39,649 $   19,420
 (of which $8,224 and $4,839 is restricted, respective-
 ly)
Short-term investments..................................      10,498     25,647
Accounts receivable-trade, less allowances of $6,327 and
 $8,103.................................................      98,694    168,163
Notes receivable........................................     170,384        --
Inventories:
  Finished goods........................................     236,263    297,223
  Work-in-process.......................................      16,294     26,887
  Raw materials.........................................      18,586     18,626
                                                          ---------- ----------
                                                             271,143    342,736
Prepaid expenses and other current assets...............      19,275     33,631
                                                          ---------- ----------
Total Current Assets....................................     609,643    589,597
Property, plant and equipment, net......................      87,956    128,712
Net assets held for sale................................      45,405     26,147
Cost in excess of net assets acquired, (Goodwill) less
 accumulated amortization of $31,912 and $36,672,
 respectively...........................................     140,201    154,808
Investments and advances, affiliated companies..........      53,471     55,678
Deferred loan costs.....................................       7,825      9,252
Prepaid pension assets..................................      57,660     59,742
Long-term investments...................................         585      4,120
Notes receivable and other assets.......................       7,192     39,277
                                                          ---------- ----------
Total Assets............................................  $1,009,938 $1,067,333
                                                          ========== ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          JUNE 30,    JUNE 30,
                                                            1996        1997
LIABILITIES AND STOCKHOLDERS' EQUITY                     ----------  ----------
Current Liabilities:
Bank notes payable and current maturities of long-term
 debt..................................................  $   84,892  $   47,422
Accounts payable.......................................      65,478      84,953
Accrued salaries, wages and commissions................      17,367      19,166
Accrued insurance......................................      16,340      15,397
Accrued interest.......................................      10,748      16,011
Other..................................................      37,302      54,625
Income taxes...........................................      24,635       5,881
                                                         ----------  ----------
Total Current Liabilities..............................     256,762     243,455
Long-term debt.........................................     368,589     416,922
Other long-term liabilities............................      18,605      23,622
Retiree health care liabilities........................      44,452      43,387
Noncurrent income taxes................................      31,737      42,013
Minority interest in subsidiaries......................      58,625      68,309
                                                         ----------  ----------
Total Liabilities......................................     778,770     837,708
Stockholders' Equity:
Class A common stock, 10 cents par value; authorized
 40,000,000 shares, 20,233,879, (19,997,756 in 1996)
 shares issued, and 13,992,283 (13,756,160 in 1996)
 shares outstanding....................................       2,000       2,023
Class B common stock, 10 cents par value; authorized
 20,000,000 shares, 2,632,516 shares issued and
 outstanding (2,633,704 in 1996).......................         263         263
Paid-in capital........................................      69,366      71,015
Retained earnings......................................     208,618     209,949
Cumulative translation adjustment......................       2,760      (1,860)
Net unrealized holding loss on available-for-sale secu-
 rities................................................        (120)        (46)
Treasury stock, at cost, 6,241,596 shares of Class A
 common stock..........................................     (51,719)    (51,719)
                                                         ----------  ----------
Total Stockholders' Equity.............................     231,168     229,625
                                                         ----------  ----------
Total Liabilities and Stockholders' Equity.............  $1,009,938  $1,067,333
                                                         ==========  ==========


          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              FOR THE YEARS ENDED JUNE 30,
                                              -------------------------------
                                                1995       1996       1997
Revenue:
 Net sales of products....................... $ 256,840  $ 409,520  $ 731,960
 Other income (expense)......................     1,169        635       (658)
                                              ---------  ---------  ---------
                                                258,009    410,155    731,302
Costs and expenses:
 Cost of goods sold..........................   219,226    314,609    526,837
 Selling, general & administrative...........    65,830     98,075    161,309
 Research and development....................       974         94      7,807
 Amortization of goodwill....................     3,896      4,173      4,832
 Restructuring...............................       --       2,319        --
                                              ---------  ---------  ---------
                                                289,926    419,270    700,785
Operating income (loss)......................   (31,917)    (9,115)    30,517
Interest expense.............................    67,742     64,658     52,493
Interest income..............................    (3,371)    (8,072)    (4,695)
                                              ---------  ---------  ---------
Net interest expense.........................    64,371     56,586     47,798
Investment income, net.......................     5,705      4,575      6,651
Equity in earnings of affiliates.............     1,607      4,821      4,598
Minority interest............................    (2,293)    (1,952)    (3,514)
                                              ---------  ---------  ---------
Loss from continuing operations before
 nonrecurring income and taxes...............   (91,269)   (58,257)    (9,546)
Nonrecurring income (loss)...................       --      (1,724)     2,528
                                              ---------  ---------  ---------
Earnings (loss) from continuing operations
 before taxes................................   (91,269)   (59,981)    (7,018)
Income tax benefit...........................    33,506     26,320      5,200
                                              ---------  ---------  ---------
Earnings (loss) from continuing operations...   (57,763)   (33,661)    (1,818)
Earnings from discontinued operations, net...    23,843     17,087      3,149
Gain (loss) on disposal of discontinued
 operations, net.............................      (259)   216,716        --
                                              ---------  ---------  ---------
Earnings (loss) before extraordinary items...   (34,179)   200,142      1,331
Extraordinary items, net.....................       355    (10,436)       --
                                              ---------  ---------  ---------
Net earnings (loss).......................... $ (33,824) $ 189,706  $   1,331
                                              =========  =========  =========
Primary Earnings (Loss) Per Share:
 Earnings (loss) from continuing operations.. $   (3.59) $   (2.03) $   (0.10)
 Earnings from discontinued operations, net..      1.48       1.03       0.18
 Gain (loss) on disposal of discontinued
  operations, net............................     (0.01)     13.06        --
                                              ---------  ---------  ---------
 Earnings (loss) before extraordinary items..     (2.12)     12.06       0.08
 Extraordinary items, net....................      0.02      (0.63)       --
                                              ---------  ---------  ---------
 Net earnings (loss) per share............... $   (2.10) $   11.43  $    0.08
                                              =========  =========  =========
Fully Diluted Earnings (Loss) Per Share:
 Earnings (loss) from continuing operations.. $   (3.59) $   (1.97) $   (0.10)
 Earnings from discontinued operations, net..      1.48       1.00        .18
 Gain (loss) on disposal of discontinued
  operations, net............................     (0.01)     12.67        --
                                              ---------  ---------  ---------
 Earnings (loss) before extraordinary items..     (2.12)     11.70       0.08
 Extraordinary items, net....................      0.02       (.61)       --
                                              ---------  ---------  ---------
 Net earnings (loss) per share............... $   (2.10) $   11.09  $    0.08
                                              =========  =========  =========
Weighted Average Number of Shares used in
 Computing Earnings Per Share:
Primary......................................    16,103     16,600     17,230
Fully diluted................................    16,103     17,100     17,321

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                          CLASS A CLASS B                    CUMULATIVE
                          COMMON  COMMON  PAID-IN  RETAINED  TRANSLATION TREASURY
                           STOCK   STOCK  CAPITAL  EARNINGS  ADJUSTMENT   STOCK     OTHER    TOTAL
Balance, July 1, 1994...  $1,965   $ 270  $66,775  $ 52,736    $   872   $(51,719) $(1,405) $ 69,494
Net loss................     --      --       --    (33,824)       --         --       --    (33,824)
Cumulative translation
 adjustment, net........     --      --       --        --       2,989        --       --      2,989
Gain on purchase of
 preferred stock of
 subsidiary.............     --      --       236       --         --         --       --        236
Reduction of minimum
 liability for
 pensions...............     --      --       --        --         --         --     1,405     1,405
Net unrealized holding
 loss on available-for-
 sale securities........     --      --       --        --         --         --      (120)     (120)
                          ------   -----  -------  --------    -------   --------  -------  --------
Balance, June 30, 1995..   1,965     270   67,011    18,912      3,861    (51,719)    (120)   40,180
Net earnings............     --      --       --    189,706        --         --       --    189,706
Cumulative translation
 adjustment, net........     --      --       --        --      (1,101)       --       --     (1,101)
Fair market value of
 stock warrants issued..     --      --     1,148       --         --         --       --      1,148
Proceeds received from
 stock options
 exercised..............      28     --     1,481       --         --         --       --      1,509
Exchange of Class B for
 Class A common stock...       7      (7)     --        --         --         --       --        --
Gain realized on
 retirement of preferred
 stock of subsidiary....     --      --      (274)      --         --         --       --       (274)
                          ------   -----  -------  --------    -------   --------  -------  --------
Balance, June 30, 1996..   2,000     263   69,366   208,618      2,760    (51,719)    (120)  231,168
Net earnings............     --      --       --      1,331        --         --       --      1,331
Cumulative translation
 adjustment, net........     --      --       --        --      (4,620)       --       --     (4,620)
Fair market value of
 stock warrants issued..     --      --       546       --         --         --       --        546
Proceeds received from
 options exercised......      23     --     1,103       --         --         --       --      1,126
Net unrealized holding
 gain on available-for-
 sale securities........     --      --       --        --         --         --        74        74
                          ------   -----  -------  --------    -------   --------  -------  --------
Balance, June 30, 1997
 .......................  $2,023   $ 263  $71,015  $209,949    $(1,860)  $(51,719) $   (46) $229,625
                          ======   =====  =======  ========    =======   ========  =======  ========


          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                FOR THE YEARS ENDED JUNE 30,
                                                ------------------------------
                                                  1995      1996       1997
Cash flows from operating activities:
Net earnings (loss)...........................  $(33,824) $ 189,706  $   1,331
Adjustments to reconcile net earnings (loss)
 to net cash used for operating activities:
  Depreciation and amortization...............    20,879     21,653     25,935
  Accretion of discount on long-term
   liabilities................................     4,773      4,686      4,963
  Net gain on the merger of subsidiaries......       --    (162,703)       --
  Net gain on the sale of discontinued
   operations.................................       --     (53,942)       --
  Extraordinary items, net of cash payments...       --       4,501        --
  Provision for restructuring (excluding cash
   payments of $777 in 1996)..................       --       1,542        --
  (Gain) loss on sale of property, plant and
   equipment..................................       655         (9)       (72)
  Undistributed earnings of affiliates........      (500)    (3,829)    (2,329)
  Minority interest...........................     2,293      1,952      3,514
  Change in trading securities................     1,879     (5,346)    (5,733)
  Change in receivables.......................    (3,623)    (7,677)   (55,965)
  Change in inventories.......................    (8,578)   (10,747)   (46,389)
  Change in other current assets..............    (3,039)    (1,468)   (14,237)
  Change in other non-current assets..........     3,492      1,030    (17,859)
  Change in accounts payable, accrued
   liabilities, and other long-term
   liabilities................................   (21,541)   (41,255)     8,610
  Non-cash charges and working capital changes
   of discontinued operations.................    11,609     13,169      1,274
                                                --------  ---------  ---------
Net cash used for operating activities........   (25,525)   (48,737)   (96,957)
Cash flows from investing activities:
Proceeds received from (used for) investment
 securities, net..............................    12,281        265    (12,951)
Purchase of property, plant and equipment.....    (5,911)    (6,622)   (22,116)
Proceeds from sale of property, plant and
 equipment....................................       151        122        213
Equity investments in affiliates..............    (1,051)    (2,361)       --
Minority interest in subsidiaries.............       --      (2,817)    (1,610)
Acquisition of subsidiaries, net of cash
 acquired.....................................      (607)       --     (55,916)
Net proceeds from the sale of discontinued
 operations...................................       --      71,559    173,719
Changes in net assets held for sale...........     1,441      5,894        385
Investing activities of discontinued
 operations...................................   (25,460)    (8,500)    (1,749)
                                                --------  ---------  ---------
Net cash (used for) provided by investing
 activities...................................   (19,156)    57,540     79,975
Cash flows from financing activities:
Proceeds from issuance of debt................    71,712    157,877    154,394
Debt repayments and repurchase of debentures..   (57,417)  (197,825)  (156,975)
Issuance of Class A common stock..............       --       1,509      1,126
Financing activities of discontinued
 operations...................................    (1,950)      (936)       --
                                                --------  ---------  ---------
Net cash provided by (used for) financing
 activities...................................    12,345    (39,375)    (1,455)
Effect of exchange rate changes on cash.......     1,150       (961)    (1,792)
Net decrease in cash and cash equivalents.....   (31,186)   (31,533)   (20,229)
Cash and cash equivalents, beginning of the
 year.........................................   102,368     71,182     39,649
                                                --------  ---------  ---------
Cash and cash equivalents, end of the year....  $ 71,182  $  39,649  $  19,420
                                                ========  =========  =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Corporate Structure: The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. RHI Holdings, Inc. ("RHI") is a direct subsidiary of the Company. RHI is the owner of 100% of Fairchild Holding Corp. ("FHC") and the majority owner of Banner Aerospace, Inc., ("Banner"). The Company's principal operations are conducted through FHC and Banner. As of June 30, 1997, the Company held significant equity interests in Shared Technologies Fairchild Inc. ("STFI") and Nacanco Paketleme ("Nacanco"). Nonrecurring income for 1996 was $161,406 and includes a $163,130 nontaxable gain resulting from the merger of Fairchild Communications Services Company into Shared Technologies Inc. (See Note 3). The Company's investment in STFI resulted from a March 13, 1996 Merger of the Communications Services Segment of the Company with Shared Technologies, Inc. (See Note 3). The proposed sale of STFI to Intermedia Communications Inc., as discussed in Note 24, completes the disposition of the Communications Services Segment. The Company's financial statements have been restated to present the results of the Communications Services Segment and STFI as discontinued operations.

  Fiscal Year: The fiscal year ("Fiscal") of the Company ends June 30. All references herein to "1995", "1996", and "1997" mean the fiscal years ended June 30, 1995, 1996 and 1997, respectively.

  Consolidation Policy: The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which ownership interest range from 20 to 50 percent are accounted for using the equity method (see Note 9).

  Cash Equivalents/Statements of Cash Flows: For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with original maturity dates of three months or less as cash equivalents. Total net cash disbursements (receipts) made by the Company for income taxes and interest were as follows:

                                                        1995     1996    1997
   Interest........................................... $66,262  $66,843 $48,684
   Income Taxes.......................................  (3,056)   9,279  (1,926)

  Restricted Cash: On June 30, 1996 and 1997, the Company had restricted cash of $8,224 and $4,839, respectively, all of which is maintained as collateral for certain debt facilities. Cash investments are in short-term certificates of deposit.

  Investments: Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost and are categorized as other investments. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Interest on corporate obligations, as well as dividends on preferred stock, are accrued at the balance sheet date.

  Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method at principal domestic aerospace manufacturing operations and using the first-in, first-out ("FIFO") method elsewhere. If the FIFO inventory valuation method had been used exclusively, inventories

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

would have been approximately $4,756 and $4,868 higher at June 30, 1996 and 1997, respectively. Inventories from continuing operations are valued as follows:

                                                              JUNE 30, JUNE 30,
                                                                1996     1997
                                                               (IN THOUSANDS)
   First-in, first-out (FIFO)................................ $239,800 $312,840
   Last-in, first-out (LIFO).................................   31,343   29,896
                                                              -------- --------
   Total inventories......................................... $271,143 $342,736
                                                              ======== ========

  Properties and Depreciation: The cost of property, plant and equipment is depreciated over estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed using the straight-line method for financial reporting purposes and using accelerated depreciation methods for Federal income tax purposes. No interest costs were capitalized in any of the years presented. Property, plant and equipment consisted of the following:

                                                            JUNE 30,  JUNE 30,
                                                              1996      1997
   Land.................................................... $ 10,408  $  13,438
   Buildings and improvements..............................   40,853     56,124
   Machinery and equipment.................................   94,406    158,944
   Transportation vehicles.................................      767        899
   Furniture and fixtures..................................   18,466     26,815
   Construction in progress................................    2,329      6,524
                                                            --------  ---------
                                                             167,229    262,744
   Less: Accumulated depreciation                            (79,273)  (134,032)
                                                            --------  ---------
   Net property, plant and equipment....................... $ 87,956  $ 128,712
                                                            ========  =========

  Amortization of Goodwill: Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over 40 years.

  Deferred Loan Costs: Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for 1995, 1996 and 1997 was $3,794, $3,827, and $2,847,
respectively.

  Impairment of Long-Lived Assets: In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on the Company's consolidated results of operations.

  Foreign Currency Translation: For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the period and income

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

statement accounts are translated at average exchange rates for the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. Foreign transaction gains and losses are included in other income and were insignificant in Fiscal 1995, 1996 and 1997.

  Research and Development: The Company capitalizes software development costs upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability require considerable judgment by management with respect to certain external factors, including anticipated future revenues, estimated economic life and changes in software and hardware technologies. Software development costs are amortized on a straight-line basis over the lesser of five years or the expected life of the product. All other Company-sponsored research and development expenditures are expensed as incurred. Capitalized software development costs were $3,651 at June 30, 1997.

  Capitalization of interest and taxes: The Company capitalizes interest expense and property taxes relating to property being developed.

  Nonrecurring Income: Nonrecurring income in 1997 resulted from the $2,528 gain recorded from the sale of Fairchild Scandinavian Bellyloading Company ("SBC"), (See Note 2).

  Earnings Per Share: Primary and fully diluted earnings per share are computed by dividing net income available to holders of the Company's common stock, by the weighted average number of shares and share equivalents outstanding during the period. To compute the incremental shares resulting from stock options and warrants for primary earnings per share, the average market price of the Company's stock during the period is used. To compute the incremental shares resulting from stock options and warrants for fully diluted earnings per share, the greater of the ending market price or the average market price of the Company's stock is used. In computing primary and fully diluted earnings per share for 1997 and in computing fully diluted earnings per share for 1996, the conversion of options and warrants was assumed, as the effect was dilutive. In computing primary earnings per share for Fiscal 1996, only the dilutive effect from the conversion of options was assumed, as the effect from the conversion of warrants alone was antidilutive. In computing primary and fully diluted earnings per share for Fiscal 1995, the conversion of options and warrants was not assumed, as the effect was antidilutive.

  Stock-Based Compensation: In Fiscal 1997, the Company implemented Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting standards for stock-based employee compensation plans and for transactions in which an entity issues equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, the Company will continue to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25, for its stock-based employee compensation plans. Fair market disclosures required by SFAS 123 are included in Note 15.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the 1997 presentation.

  Recently Issued Accounting Pronouncements: In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1") "Environmental Remediation Liabilities". SOP 96-1 provides authoritative guidance on specific accounting issues related to the recognition, measurement, and

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

the display and disclosure of environmental remediation liabilities. The Company is required to implement SOP 96-1 in Fiscal 1998. The Company's present policy is similar to the policy prescribed by SOP 96-1; therefore there will be no effect from implementation.

  In February 1997, the Financial Accounting Standards Board ("FASB") issued two pronouncements, Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share", and Statement of Financial Accounting Standards No. 129 ("SFAS 129") "Disclosure of Information about Capital Structure". SFAS 128 establishes accounting standards for computing and presenting earnings per share ("EPS"). SFAS 128 is effective for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior period EPS data presented. Results from the calculation of simple and diluted earnings per share, as prescribed by SFAS 128, would not differ materially from the calculations for primary and fully diluted earnings per share for the years ending June 30, 1995, 1996 and 1997. SFAS 129 establishes standards for disclosure of information about the Company's capital structure and becomes effective for periods ending after December 15, 1997.

  In June 1997, FASB issued two pronouncements, Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", and Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its operating segments in annual and interim financial reports. The Company will adopt SFAS 130 and SFAS 131 in Fiscal 1998.

2. ACQUISITIONS

  The Company's acquisitions described in this section have been accounted for using the purchase method. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates.

  In January 1997, Banner, through its subsidiary, Dallas Aerospace, Inc., acquired PB Herndon Company ("PB Herndon") in a business combination accounted for as a purchase. PB Herndon is a distributor of specialty fastener lines and similar aerospace related components. The total cost of the acquisition was $16,000, which exceeded the fair value of the net assets of PB Herndon by approximately $3,451. The excess is being amortized using the straight-line method over 40 years. The Company purchased PB Herndon with available cash.

  In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By Fiscal year-end, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash. The Company recorded approximately $13,000 in goodwill as a result of this acquisition. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

  In September 1994, the Company acquired all of the outstanding common stock of Fairchild Scandinavian Bellyloading Company AB ("SBC") for the assumption of a minimal amount of debt. SBC is a designer and manufacturer of a patented cargo loading system, which is installed in the cargo area of commercial aircraft. On June 30, 1997, the Company sold all the patents of SBC to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Company may also receive an additional amount of up to $7,000 based on future net sales of SBC's patented products and services. In Fiscal 1997, the Company recorded a $2,528 nonrecurring gain as a result of these transactions.

  On November 28, 1994, the Company's former Communications Services segment completed the acquisition of substantially all of the telecommunications assets of JWP Telecom, Inc. ("JWP") for approximately $11,000, plus the assumption of approximately $3,000 of liabilities. JWP is a telecommunications system integrator, specializing in the distribution, installation and maintenance of voice and data communications equipment.

  Pro forma information is not required for these acquisitions.

3. MERGER AGREEMENT

  The Company, RHI and Fairchild Industries, Inc. ("FII"), RHI's subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 (as amended, the "Merger Agreement") with Shared Technologies Inc. ("STI"). On March 13, 1996, in accordance with the Merger Agreement, STI succeeded to the telecommunications systems and services business operated by the Company's Fairchild Communications Services Company ("FCSC").

  The transaction was effected by a Merger of FII with and into STI (the "Merger") with the surviving company renamed Shared Technologies Fairchild Inc. ("STFI"). Prior to the Merger, FII transferred all of its assets to, and all of its liabilities were assumed by FHC, except for the assets and liabilities of FCSC, and $223,500 of the FII's existing debt and preferred stock. As a result of the Merger, the Company received shares of Common Stock and Preferred Stock of STFI representing approximately a 41% ownership interest in STFI.

  The Merger was structured as a reorganization under section 386(a)(1)(A) of the Internal Revenue Code of 1986, as amended. In 1996, the Company recorded a $163,130 gain from this transaction. Subsequent to year-end the Company entered into an agreement to sell its investment in STFI. See Note 24 for further discussion.

4. MAJORITY INTEREST BUSINESS COMBINATION

  Effective February 25, 1996, the Company completed a transfer of the Company's Harco Division ("Harco") to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. The Company recorded a $427 nonrecurring loss from outside expenses incurred for this transaction in 1996. Banner is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. Harco is a distributor of precision fasteners to the aerospace industry.

  In May 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock. In June 1997, Banner received net proceeds of $33,876 and issued 3,710,955 shares of preferred stock. The Company purchased $28,390 of the preferred stock issued by Banner, increasing its voting percentage to 64.0%.

  In connection with the Company's December 23, 1993 sale of its interest in Rexnord Corporation to BTR Dunlop Holdings, Inc. ("BTR"), the Company placed shares of Banner, with a fair market value of $5,000, in escrow to secure the Company's remaining indemnification of BTR against a contingent liability. Once the contingent liability is resolved, the escrow will be released.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


5. DISCONTINUED OPERATIONS AND NET ASSETS HELD FOR SALE

  On February 22, 1996, pursuant to an Asset Purchase Agreement dated January 26, 1996, the Company, through one of its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company ("DME") to Cincinnati Milacron Inc. ("CMI"), for a sales price of approximately $244,331, as adjusted. The sales price consisted of $74,000 in cash, and two 8% promissory notes in the aggregate principal amount of $170,331 (together, the "8% CMI Notes"). On July 29, 1996, CMI paid in full the 8% CMI Notes.

  As a result of the sale of DME in 1996, the Company recorded a gain on disposal of discontinued operations of approximately $54,012, net of a $61,929 tax provision.

  On January 27, 1996, FII completed the sale of Fairchild Data Corporation ("Data") to SSE Telecom, Inc. ("SSE") for book value of approximately $4,400 and 100,000 shares of SSE's common stock valued at $9.06 per share, or $906, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

  Accordingly, the results of DME and Data have been accounted for as discontinued operations. The combined net sales of DME and Data totaled $180,773 and $108,131 for 1995 and 1996, respectively. Net earnings from discontinued operations was $13,994 net of $10,183 for taxes in 1995 and, $9,186, net of $5,695 for taxes in 1996.

  Net assets held for sale at June 30, 1997, includes two parcels of real estate in California, and several other parcels of real estate located primarily throughout the continental United States, which the Company plans to sell, lease or develop, subject to the resolution of certain environmental matters and market conditions. Also included in net assets held for sale are limited partnership interests in (i) a real estate development joint venture, and (ii) a landfill development partnership.

  Net assets held for sale are stated at the lower of cost or at estimated net realizable value, which reflect anticipated sales proceeds, and other carrying costs to be incurred during the holding period. Interest is not allocated to net assets held for sale.

  See Note 24 for discontinuance of STFI.

6. PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

  The following unaudited pro forma information for the twelve months ended June 30, 1995 and June 30, 1996, provides the results of the Company's operations as though (i) the disposition of DME and Data, (ii) the Merger of FCSC, and (iii) the transfer of Harco to Banner, resulting in the consolidation of Banner, had been in effect since the beginning of each period. The pro forma information is based on the historical financial statements of the Company, DME, FCSC and Banner, giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made which (i) reduce interest expense for revised debt structures, (ii) increase interest income for notes receivable, (iii) reduce minority interest from Series C Preferred Stock of FII being redeemed, and (iv) adjust equity in earnings of affiliates to include the estimated results of STFI.

  The following unaudited pro forma financial information is not necessarily indicative of the results of operations that actually would have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1995      1996
   Sales.................................................... $481,991  $597,407
   Loss from continuing operations..........................  (32,972)  (15,766)
   Primary loss from continuing operations per share........    (2.05)     (.96)
   Net loss.................................................  (32,876)  (15,766)
     Primary net loss per share.............................    (2.04)     (.96)

  The pro forma financial information has not been adjusted for nonrecurring income and gains from disposal of discontinued operations that have occurred from these transactions.

7. EXTRAORDINARY ITEMS

  During Fiscal 1996, the Company used the Merger transaction and cash available to retire fully all of the FII's 12 1/4% senior notes ("Senior Notes"), FII's 9 3/4% subordinated debentures due 1998, and bank loans under a credit agreement of a former subsidiary of the Company, VSI Corporation. The redemption of the Senior Notes at a premium, consent fees paid to holders of the Senior Notes, the write-off of the original issue discount on FII 9 3/4% subordinated debentures and the write off of the remaining deferred loan fees associated with the issuance of the debt retired, resulted in an extraordinary loss of $10,436, net of a tax benefit, in 1996.

  During Fiscal 1995, the Company recognized extraordinary gains and losses from the early extinguishment of debt resulting from repurchases of its debentures on the open market or in negotiated transactions, and the write-offs of certain deferred costs associated with the issuance of securities repurchased. Early extinguishment of the Company's debt resulted in an extraordinary gain of $355, net of a tax provision, in 1995.

8. INVESTMENTS

  Short-term investments at June 30, 1997, consist primarily of common stock investments in public corporations which are classified as trading securities. All other short-term investments and all long-term investments do not have readily determinable fair values and consist primarily of investments in preferred and common stocks of private companies and limited partnerships. A summary of investments held by the Company consists of the following:

                                                1996               1997
                                          -----------------  -----------------
                                          AGGREGATE          AGGREGATE
NAME OF ISSUER OR                           FAIR     COST      FAIR     COST
TYPE OF EACH ISSUE                          VALUE    BASIS     VALUE    BASIS
Short-term investments:
Trading securities:
Common stock.............................  $10,362  $ 5,954   $16,094  $ 7,398
Other investments........................      136      136     9,553    9,553
                                           -------  -------   -------  -------
                                           $10,498  $ 6,090   $25,647  $16,951
                                           =======  =======   =======  =======
Other long-term investments:
Other investments........................  $   585  $   585   $ 4,120  $ 4,120
                                           =======  =======   =======  =======

  Investment income is summarized as follows:

                                            1995     1996      1997
Gross realized gain (loss) from sales....  $ 3,948  $(1,744)  $ 1,673
Change in unrealized holding gain (loss)
 from trading securities.................      (36)   5,527     4,289
Gross realized loss from impairments.....     (652)     --        --
Dividend income..........................    2,445      792       689
                                           -------  -------   -------
                                           $ 5,705  $ 4,575   $ 6,651
                                           =======  =======   =======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


9. INVESTMENTS AND ADVANCES, AFFILIATED COMPANIES

  The following table presents summarized historical financial information on a combined 100% basis of the Company's principal investments, which are accounted for using the equity method.

                                                       1995     1996     1997
Statement of Earnings:
  Net sales......................................... $313,888 $295,805 $102,962
  Gross profit......................................  100,644   89,229   39,041
  Earnings from continuing operations...............    9,623   18,289   14,812
  Discontinued operations, net......................      --       --       --
  Net earnings......................................    9,623   18,289   14,812
Balance Sheet at June 30:
  Current assets....................................          $ 53,843 $ 47,546
  Non-current assets................................            37,201   40,878
  Total assets......................................            91,044   88,424
  Current liabilities...............................            27,392   26,218
  Non-current liabilities...........................             1,194      740

  The Company owns approximately 31.9% of Nacanco common stock. The Company recorded equity earnings of $2,859, $5,487, and $4,673 from this investment for 1995, 1996 and 1997, respectively.

  Effective February 25, 1996, the Company increased its percentage of ownership of Banner common stock from 47.2% to approximately 59.3%. Since February 25, 1996, the Company has consolidated Banner's results. Prior to February 25, 1996, the Company accounted for its investment in Banner using the equity method and held its investment in Banner as part of investments and advances, affiliated companies. The Company recorded equity in earnings of $138 and $363 from this investment for 1995 and 1996, respectively.

  The Company is accounting for an investment in a public fund, which is controlled by an affiliated investment group of the Company, at market value. The amortized cost basis of the investment was $923 and had been written down by $71, before tax, to market value. The Company recorded a gross unrealized holding gain (loss) of $(120) and $114 from this investment in 1995 and 1997, respectively.

  The Company's share of equity in earnings of all unconsolidated affiliates for 1995, 1996 and 1997 was $1,607, $4,821, and $4,598, respectively. The carrying value of investments and advances, affiliated companies consists of the following:

                                                               JUNE 30, JUNE 30,
                                                                 1996     1997
   Nacanco.................................................... $20,886  $20,504
   STFI.......................................................  30,559   31,978
   Others.....................................................   2,026    3,196
                                                               -------  -------
                                                               $53,471  $55,678
                                                               =======  =======

  On June 30, 1997, approximately $9,056 of the Company's $209,949 consolidated retained earnings was from undistributed earnings of 50 percent or less currently owned affiliates accounted for by the equity method.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


10. NOTES PAYABLE AND LONG-TERM DEBT

  At June 30, 1996 and 1997, notes payable and long-term debt consisted of the following:

                                                           JUNE 30,  JUNE 30,
                                                             1996      1997
   Bank credit agreements................................. $ 73,500  $    100
   Other short-term notes payable.........................    3,035    15,529
                                                           --------  --------
   Short-term notes payable (weighted average interest
    rates of 8.6% and 7.8% in 1996 and 1997,
    respectively)......................................... $ 76,535  $ 15,629
                                                           ========  ========
   Bank credit agreements................................. $112,500  $177,250
   11 7/8% RHI Senior debentures due 1999.................   85,769    85,852
   12% Intermediate debentures due 2001...................  114,495   115,359
   13 1/8% Subordinated debentures due 2006...............   35,061    35,188
   13% Junior Subordinated debentures due 2007............   24,800    24,834
   10.65% Industrial revenue bonds........................    1,500     1,500
   Capital lease obligations, interest from 4.4% to
    10.5%.................................................       65     1,897
   Other notes payable, collateralized by property, plant
    and equipment, interest from 4.3% to 10.0%............    2,756     6,835
                                                           --------  --------
                                                            376,946   448,715
   Less: Current maturities...............................   (8,357)  (31,793)
                                                           --------  --------
   Net long-term debt..................................... $368,589  $416,922
                                                           ========  ========

  Bank Credit Agreements: The Company maintains credit agreements (the "Credit Agreements") with a consortium of banks, which provide revolving credit facilities to RHI, FHC and Banner, and term loans to Banner (collectively the "Credit Facilities").

  On July 26, 1996, the Company amended and restated the terms and provisions of FHC's credit agreement, in their entirety (the "FHC Credit Agreement"). The FHC Credit Agreement extends to July 28, 2000, the maturity of FHC's revolving credit facility (the "FHC Revolver"). The FHC Revolver has a borrowing limit of $52,000, however, availability is determined monthly by calculation of a borrowing base comprised of specified percentages of FHC's accounts receivable, inventories and the appraised value of equipment and real property. The FHC Revolver generally bears interest at a base rate of 1 1/2% over the greater of (i) Citibank New York's base rate, or (ii) the Federal Funds Rate plus 1 1/2% for domestic borrowings and at 2 1/2% over Citibank London's base rate for foreign borrowings. FHC's Revolver is subject to a non-use commitment fee of 1/2% on the average unused availability; and outstanding letters of credit are subject to fees of 2 3/4% per annum. The FHC Credit Agreement was further amended on February 21, 1997 to permit the Simmonds Acquisition. Terms modified by the February 21, 1997 amendment included a provision in which the borrowing rate on the FHC Revolver will increase by 1/4% on each of September 30, 1997 and December 31, 1997, in the event that the FHC Credit Agreement is not restructured or refinanced by such date.

  The FHC Credit Agreement requires FHC to comply with certain financial and non-financial loan covenants, including maintaining a minimum net worth of $150,000 and maintaining certain interest and fixed charge coverage ratios at the end of each Fiscal Quarter. Additionally, the FHC Credit Agreement restricts annual capital expenditures of FHC to $12,000. Substantially all of FHC's assets are pledged as collateral under the FHC Credit Agreement. At June 30, 1997, FHC was in compliance with all the covenants under the FHC Credit Agreement. FHC may transfer available cash as dividends to the Company. However, the FHC Credit Agreement restricts the Company from paying any dividends to stockholders.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  On July 18, 1997, the FHC Credit Agreement was restructured to provide FHC with a $150,000 senior secured credit facility (the "FHC Facility") consisting of (i) up to $75,000 in revolving loans, with a letter of credit sub-facility of $12,000, and (ii) a $75,000 term loan. Advances made under the FHC Facility would generally bear interest at a rate of, at the Company's option, (i) 2% over the Citibank N.A. base rate, or (ii) 3 1/4% over the Eurodollar Rate ("LIBOR"). The FHC Facility is subject to a non-use commitment fee of 1/2% of the aggregate unused availability; and outstanding letters of credit are subject to fees of 3 1/2% per annum. A borrowing base is calculated monthly to determine the amounts available under the FHC Facility. The borrowing base is determined monthly based upon specified percentages of (i) FHC's accounts receivable, inventories, and the appraised value of equipment and real property, and (ii) assets pledged by RHI to secure the facility. The FHC Facility matures on July 28, 2000. The FHC Facility provides that on December 31, 1998, the Company must repay the term loan, in full, together with an amount necessary to reduce the outstanding revolving loans to $52,000, if the Company has not complied with certain financial covenant requirements as of September 30, 1998.

  The Credit Agreements provide RHI with a $4,250 revolving credit facility (the "RHI Credit Agreement") which (i) generally bears a base interest rate of 1/2% over the prime rate, (ii) requires a commitment fee of 1/2%, and (iii) matures on August 12, 1998. RHI's Credit Agreement requires RHI to comply with specified covenants and maintain a consolidated net worth of $175,000. Additionally, RHI's capital expenditures are restricted, except for certain leasehold improvements, to $2,000 per annum plus the selling price of fixed assets for such Fiscal Year. The Company was in compliance with all the covenants under RHI's Credit Agreement at June 30, 1997. RHI may pay dividends to the Company if the purpose of such dividends is to provide the Company with funds necessary to meet its debt service requirements under specified notes and debentures. However, all other dividends are subject to certain limitations, which was $10,000 in Fiscal 1997.

  Banner has a credit agreement (the "Banner Credit Agreement") which provides Banner and its subsidiaries with funds for working capital and potential acquisitions. The facilities under the Banner Credit Agreement consist of (i) a $55,000 six-year term loan (the "Banner Term Loan"), (ii) a $30,000 seven-year term loan (the "Tranche B Loan"), (iii) a $40,000 six-year term loan (the "Tranche C Loan"), and (iv) a $71,500 revolving credit facility (the "Banner Revolver"). The Banner Credit Agreement requires certain semiannual term loan payments. The Banner Term Loan and the Banner Revolver bear interest at prime plus 1 1/4% or LIBOR plus 2 1/2% and may increase by 1/4% or decrease by up to 1% based upon certain performance criteria. As a result of Banner's performance level through March 31, 1997, borrowings under the Banner Term Loan and the Banner Revolver bore an interest rate of prime plus 3/4% and LIBOR plus 2% for the quarter ending June 30, 1997. The Tranche B Loan bears interest at prime plus 1 3/4% or LIBOR plus 3%. The Tranche C Loan initially bears interest at prime plus 1 1/2% or LIBOR plus 2 3/4% and may decrease by 1/4% based upon certain performance criteria. The Banner Credit Agreement requires that loans made to Banner may not exceed a defined borrowing base, which is based upon a percentage of eligible inventories and accounts receivable. Banner's revolving credit facility is subject to a non-use fee of 55 basis points of the unused availability.

  The Banner Credit Agreement requires quarterly compliance with various financial and non-financial loan covenants, including maintenance of minimum net worth, and minimum ratios of interest coverage, fixed charge coverage, and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurrence of additional debt. As of June 30, 1997, Banner was in compliance with all covenants under the Banner Credit Agreement. Substantially all of Banner's assets are pledged as collateral under the Banner Credit Agreement. The Banner Credit Agreement substantially limits the amount of dividends which can be paid to its shareholders, including the Company. Banner's current policy is to retain earnings to support the growth of its present operations and to reduce its outstanding debt.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its variable rate debt. The Hedge Agreements provide interest rate protection on $60,000 of debt through September 2000, by providing an interest rate cap of 7% if the 90-day LIBOR rate exceeds 7%. If the 90-day LIBOR rate drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%.

  In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90-day LIBOR exceeds 7 1/4%. If the 90-day LIBOR drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

  The Company recognizes interest expense under the provisions of the Hedge Agreements and the Additional Hedge Agreement based on the fixed rate. The Company is exposed to credit loss in the event of non-performance by the lenders; however, such non-performance is not anticipated.

  The following table summarizes the Credit Facilities under the Credit Agreements at June 30, 1997:

                                                REVOLVING     TERM      TOTAL
                                                  CREDIT      LOAN    AVAILABLE
                                                FACILITIES FACILITIES FACILITIES
   RHI Holdings, Inc.
     Revolving credit facility.................  $   100    $    --    $  4,250
   Fairchild Holding Corp.
     Revolving credit facility.................   30,900         --      52,000
   Banner Aerospace, Inc.
     Revolving credit facility.................   32,000         --      71,500
     Term Loan.................................      --       44,500     44,500
     Tranche B Loan............................      --       29,850     29,850
     Tranche C Loan............................      --       40,000     40,000
                                                 -------    --------   --------
   Total.......................................  $63,000    $114,350   $242,100
                                                 =======    ========   ========

  At June 30, 1997, the Company had outstanding letters of credit of $10,811, which were supported by the Credit Agreement and other bank facilities on an unsecured basis. At June 30, 1997, the Company had unused bank lines of credit aggregating $53,939, at interest rates slightly higher than the prime rate. The Company also has short-term lines of credit relating to foreign operations, aggregating $9,350, against which the Company owed $5,967 at June 30, 1997.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  Summarized below are certain items and other information relating to the debt outstanding at June 30, 1997:

                                              12%          13%        11 7/8%
                               13 1/8%    INTERMEDIATE    JUNIOR     RHI SENIOR
                             SUBORDINATED SUBORDINATED SUBORDINATED SUBORDINATED
                              DEBENTURES   DEBENTURES   DEBENTURES   DEBENTURES
Date Issued................   March 1986    Oct. 1986   March 1987   March 1987
Face Value.................      $75,000     $160,000     $102,000     $126,000
Balance June 30, 1997......      $35,188     $115,359     $ 24,834     $ 85,852
Percent Issued at..........       95.769       93.470       98.230       99.214
Bond Discount..............      $ 3,173     $ 10,448     $  1,805     $    990
Amortization 1995..........      $   103     $    687     $     27     $     94
      1996.................      $   118     $    761     $     30     $     82
      1997.................      $   127     $    864     $     34     $     82
Yield to Maturity..........       13.80%       13.06%       13.27%       12.01%
Interest Payments..........  Semi-Annual  Semi-Annual  Semi-Annual  Semi-Annual
Sinking Fund Start Date....      3/15/97     10/15/97       3/1/98       3/1/97
Sinking Fund Installments..      $ 7,500     $ 32,000     $ 10,200     $ 31,500
Fiscal Year Maturity.......         2006         2002         2007         1999
Callable Option on.........      3/15/89     10/15/89       3/1/92       3/1/92

  Under the most restrictive covenants of the above indentures, the Company's consolidated net worth, as defined, must not be less than $35,000. RHI's consolidated net worth must not be less than $125,000. At June 30, 1997, consolidated net worth was $229,625 at the Company and $438,830 at RHI. At the present time, none of the Company's consolidated retained earnings are available for capital distributions due to a cumulative earnings restriction. The indentures also provide restrictions on the amount of additional borrowings by the Company.

  The annual maturity of long-term debt obligations (exclusive of capital lease obligations) for each of the five years following June 30, 1997, are as follows: $31,207 for 1998, $93,544 for 1999, $42,288 for 2000, $77,407 for
2001, and $77,772 for 2002.

11. PENSIONS AND POSTRETIREMENT BENEFITS

 PENSIONS

  The Company and its subsidiaries have defined benefit pension plans covering most of its employees. Employees in foreign subsidiaries may participate in local pension plans, which are in the aggregate insignificant. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. The following table provides a summary of the components of net periodic pension expense (income) for the plans:

                                                   1995      1996      1997
Service cost (current period attribution)....... $  3,917  $  3,513  $  2,521
Interest cost of projected benefit obligation...   14,860    14,499    15,791
Actual return on plan assets....................  (14,526)  (39,430)  (31,400)
Amortization of prior service cost..............       81        81      (180)
Net amortization and deferral...................   (4,341)   21,495    11,157
                                                 --------  --------  --------
                                                       (9)      158    (2,111)
Net periodic pension expense (income) for other
 plans including foreign plans..................       78      (118)      142
                                                 --------  --------  --------
Net periodic pension expense (income)........... $     69  $     40  $ (1,969)
                                                 ========  ========  ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Assumptions used in accounting for the plans were:

                                                               1995  1996  1997
   Discount rate.............................................. 8.5%  8.5%  7.75%
   Expected rate of increase in salaries...................... 4.5%  4.5%   4.5%
   Expected long-term rate of return on plan assets........... 9.0%  9.0%   9.0%

  In Fiscal 1996, the Company recognized one-time charges of $857 from the divestiture of subsidiaries, which resulted in a recognition of prior service costs, and $84 from the early retirement window program at the Company's corporate office. The reduction in liabilities due from the cessation of future salary increases is not immediately recognizable in income, but will be used as an offset against existing unrecognized losses. The Company will have a future savings benefit from a lower net periodic pension cost, due to the amortization of a smaller unrecognized loss.

  The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets at June 30, 1996, and 1997, for the plans:

                                                            JUNE 30,  JUNE 30,
                                                              1996      1997
Actuarial present value of benefit obligations:
  Vested................................................... $164,819  $183,646
  Nonvested................................................    6,169     7,461
                                                            --------  --------
  Accumulated benefit obligation...........................  170,988   191,107
  Effect of projected future compensation increases........      905       683
                                                            --------  --------
Projected benefit obligation...............................  171,893   191,790
Plan assets at fair value..................................  224,692   237,480
                                                            --------  --------
Plan assets in excess of projected benefit obligations.....   52,799    45,690
Unrecognized net loss......................................   20,471    29,592
Unrecognized prior service cost............................     (354)     (571)
Unrecognized net transition assets.........................     (608)     (315)
                                                            --------  --------
Prepaid pension cost prior to SFAS 109 implementation......   72,308    74,396
Effect of SFAS 109 implementation..........................  (14,648)  (14,654)
                                                            --------  --------
Prepaid pension cost....................................... $ 57,660  $ 59,742
                                                            ========  ========

  Plan assets include Class A Common Stock of the Company valued at a fair market value of $11,094 and $26,287 at June 30, 1996 and 1997, respectively. Substantially all of the plan assets are invested in listed stocks and bonds.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


 POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides health care benefits for most retired employees. Postretirement health care expense from continuing operations totaled $701, $779, and $642 for 1995, 1996 and 1997, respectively. The Company has accrued approximately $36,995 and 34,965 as of June 30, 1996 and 1997, respectively, for postretirement health care benefits related to discontinued operations. This represents the cumulative discounted value of the long-term obligation and includes interest expense of $3,872, $3,877, and $3,349 for the years ended June 30, 1995, 1996 and 1997, respectively. The components of expense in Fiscal 1995, 1996 and 1997 are as follows:

                                                          1995    1996    1997
   Service cost of benefits earned...................... $  321  $  281  $  140
   Interest cost on liabilities.........................  4,385   4,377   3,940
   Net amortization and deferral........................   (133)     (2)    (89)
                                                         ------  ------  ------
   Net periodic postretirement benefit cost............. $4,573  $4,656  $3,991
                                                         ======  ======  ======

  A one-time credit of $3,938, resulting from the divestitures of subsidiaries, was offset by $4,361 from DME's accumulated postretirement benefit obligation for active employees, which was transferred to CMI as part of the sale. The Company recognized the net effect of $423 as an expense in 1996.

  The following table sets forth the funded status for the Company's postretirement health care benefit plans at June 30,:

                                                                 1996    1997
   Accumulated postretirement benefit obligations:
     Retirees.................................................. $46,846 $48,145
     Fully eligible active participants........................     347     390
     Other active participants.................................   1,887   2,335
                                                                ------- -------
   Accumulated postretirement benefit obligation...............  49,080  50,870
   Unrecognized net loss.......................................   2,086   6,173
                                                                ------- -------
   Accrued postretirement benefit liability.................... $46,994 $44,697
                                                                ======= =======

  The accumulated postretirement benefit obligation was determined using a discount rate of 7.75%, and a health care cost trend rate of 7.0% for pre-age-65 and post-age-65 employees, respectively, gradually decreasing to 5.5% in the year 2003 and thereafter.

  Increasing the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation as of June 30, 1997, by approximately $1,871, and increase the net periodic postretirement benefit cost by approximately $132 for Fiscal 1997.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


12. INCOME TAXES

  The provision (benefit) for income taxes from continuing operations is summarized as follows:

                                                     1995      1996      1997
   Current:
     Federal...................................... $ (8,315) $(41,595) $  6,143
     State........................................      424     1,203     1,197
     Foreign......................................    1,191       669       (45)
                                                   --------  --------  --------
                                                     (6,700)  (39,723)    7,295
   Deferred:
     Federal......................................  (24,754)   17,060   (15,939)
     State........................................   (2,052)   (3,657)    3,444
                                                   --------  --------  --------
                                                    (26,806)   13,403   (12,495)
                                                   --------  --------  --------
   Net tax benefit................................ $(33,506) $(26,320) $ (5,200)
                                                   ========  ========  ========

  The income tax provision (benefit) for continuing operations differs from that computed using the statutory Federal income tax rate of 35%, in Fiscal 1995, 1996 and 1997, for the following reasons:

                                                    1995      1996     1997
   Computed statutory amount..................... $(31,944) $(20,993) $(2,456)
   State income taxes, net of applicable federal
    tax benefit..................................   (1,794)      782      778
   Nondeductible acquisition valuation items.....    1,420     1,329    1,064
   Tax on foreign earnings, net of tax credits...    2,965     1,711   (1,938)
   Difference between book and tax basis of
    assets acquired and liabilities assumed......    1,366     1,040   (1,102)
   Nontaxable gain related to the Merger.........      --        --       --
   Revision of estimate for tax accruals.........   (5,000)   (3,500)  (5,335)
   Other.........................................     (519)   (6,689)   3,789
                                                  --------  --------  -------
   Net tax benefit............................... $(33,506) $(26,320) $(5,200)
                                                  ========  ========  =======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The following table is a summary of the significant components of the Company's deferred tax assets and liabilities, and deferred provision or benefit for the following periods:

                             1995        1996                  1997
                           DEFERRED    DEFERRED              DEFERRED
                          (PROVISION) (PROVISION) JUNE 30,  (PROVISION) JUNE 30,
                            BENEFIT     BENEFIT     1996      BENEFIT     1997
Deferred tax assets:
  Accrued expenses......    $(2,218)   $ (1,643)  $  5,936    $   504   $  6,440
  Asset basis differ-
   ences................     (7,292)      1,787      2,064     (1,492)       572
  Inventory.............        --          --         --       2,198      2,198
  Employee compensation
   and benefits.........        106         (26)     5,408       (267)     5,141
  Environmental re-
   serves...............     (1,202)       (737)     4,512     (1,253)     3,259
  Loss and credit
   carryforward.........     17,991     (23,229)     8,796     (8,796)       --
  Postretirement bene-
   fits.................        514      (1,273)    19,334        138     19,472
  Other.................      1,530       2,186      5,519      2,079      7,598
                            -------    --------   --------    -------   --------
                              9,429     (22,935)    51,569     (6,889)    44,680
Deferred tax liabili-
 ties:
  Asset basis differ-
   ences................      4,129      16,602    (22,565)    (3,855)   (26,420)
  Inventory.............      3,176       4,684     (2,010)     2,010        --
  Pensions..............      1,074       1,516    (18,243)    (1,038)   (19,281)
  Other.................      3,694     (17,525)   (29,507)    22,267     (7,240)
                            -------    --------   --------    -------   --------
                             12,073       5,277    (72,325)    19,384    (52,941)
                            -------    --------   --------    -------   --------
Net deferred tax liabil-
 ity....................    $21,502    $(17,658)  $(20,756)   $12,495   $ (8,261)
                            =======    ========   ========    =======   ========

  The amounts included in the balance sheet are as follows:

                                                              JUNE 30, JUNE 30,
                                                                1996     1997
   Prepaid expenses and other current assets:
     Current deferred........................................ $ 8,012  $11,307
                                                              =======  =======
   Income taxes payable:
     Current deferred........................................ $20,797  $(2,735)
     Other current...........................................   3,838    8,616
                                                              -------  -------
                                                              $24,635  $ 5,881
                                                              =======  =======
   Noncurrent income tax liabilities:
     Noncurrent deferred..................................... $ 7,971  $22,303
     Other noncurrent........................................  23,766   19,710
                                                              -------  -------
                                                              $31,737  $42,013
                                                              =======  =======

  The 1995, 1996 and 1997 net tax benefits include the results of reversing $5,000, $3,500 and $5,335, respectively, of federal income taxes previously provided for due to a change in the estimate of required tax accruals.

  Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent that such earnings are intended to be repatriated. No domestic income taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At June 30, 1997, the amount of domestic taxes payable upon distribution of such earnings was not significant.

  In the opinion of management, adequate provision has been made for all income taxes and interest, and any liability that may arise for prior periods will not have a material effect on the financial condition or results of operations of the Company.

13. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

  Included in the Company's $68,309 of minority interest at June 30, 1997, is $67,649, representing approximately 40.7% of Banner's common stock effectively outstanding on a consolidated basis.

14. EQUITY SECURITIES

  The Company had 13,992,283 shares of Class A common stock and 2,632,516 shares of Class B common stock outstanding at June 30, 1997. Class A common stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. In Fiscal 1997, 234,935 shares of Class A common stock were issued as a result of the exercise of stock options, and shareholders converted 1,188 shares of Class B common stock into Class A common stock.

  RHI holds an investment of 4,319,423 shares of the Company's Class A common stock. At June 30, 1997, RHI's market value was approximately $78,649. The Company accounts for the Class A common stock held by RHI as Treasury Stock.

15. STOCK OPTIONS AND WARRANTS

 STOCK OPTIONS

  The Company's 1986 Non-Qualified and Incentive Stock Option Plan (the "1986 Plan"), authorizes the issuance of 4,320,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1986 Plan. The purpose of the 1986 Plan is to encourage continued employment and ownership of Class A Common Stock by officers and key employees of the Company and its subsidiaries, and provide additional incentive to promote the success of the Company. At the Company's 1996 annual meeting, the Company's stockholders approved an extension of the expiration date of the 1986 Plan from April 9, 1996 to April 9, 2006. The 1986 Plan authorizes the granting of options at not less than the market value of the common stock at the time of the grant. The option price is payable in cash or, with the approval of the the Company's Compensation and Stock Option Committee of the Board of Directors, in shares of common stock, valued at fair market value at the time of exercise. The options normally terminate five years from the date of grant, subject to extension of up to 10 years or for a stipulated period of time after an employee's death or termination of employment.

  At the Company's 1996 annual meeting, the Company's stockholders approved the 1996 Non-Employee Directors Stock Option Plan (the "1996 NED Plan"). The ten-year 1996 NED Plan authorizes the issuance of 250,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1996 NED Plan. The 1996 NED Plan authorizes the granting of options at the market value of the common stock on the date of grant. An initial stock option grant for 30,000 shares of Class A Common Stock will be made to each person

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

who becomes a new non-employee Director, on such date, with the options to vest 25% each year from the date of grant. On the date of each annual meeting, each person elected as a non-employee Director at such meeting will be granted an option for 1,000 shares of Class A Common Stock, which will vest immediately. The exercise price is payable in cash or, with the approval of the Stock Option Committee, in shares of Class A or Class B Common Stock, valued at fair market value at the date of exercise. All options issued under the 1996 NED Plan will terminate five years from the date of grant or a stipulated period of time after a Non-Employee Director ceases to be a member of the Board. The 1996 NED Plan is designed to maintain the Company's ability to attract and retain highly qualified and competent persons to serve as outside directors of the Company.

  On November 17, 1994, the Company's stockholders approved the grant of stock options of 190,000 shares to outside Directors of the Company to replace expired stock options. These stock options expire five years from the date of the grant.

  Summaries of stock option transactions under the 1986 Plan, the 1996 NED Plan, and prior plans are presented in the following tables:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
   Outstanding at July 1, 1994.............................. 1,520,706   $5.57
     Granted................................................   356,600    3.78
     Expired................................................  (116,875)   5.44
     Forfeited..............................................   (60,650)   5.94
                                                             ---------   -----
   Outstanding at June 30, 1995............................. 1,699,781    5.14
     Granted................................................   540,078    4.33
     Exercised..............................................  (286,869)   5.26
     Expired................................................  (659,850)   6.06
     Forfeited..............................................   (19,653)   4.30
                                                             ---------   -----
   Outstanding at June 30, 1996............................. 1,273,487    4.27
     Granted................................................   457,350   14.88
     Exercised..............................................  (234,935)   4.79
     Expired................................................    (1,050)   4.59
     Forfeited..............................................    (9,412)   3.59
                                                             ---------   -----
   Outstanding at June 30, 1997............................. 1,485,440   $7.46
                                                             =========   =====
   Exercisable at June 30, 1995............................. 1,159,306   $5.68
   Exercisable at June 30, 1996.............................   399,022   $4.59
   Exercisable at June 30, 1997.............................   486,855   $4.95

  A summary of options outstanding at June 30, 1997 is presented as follows:

                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                  -----------------------------------  -----------------------
                                WEIGHTED    AVERAGE                  WEIGHTED
                                AVERAGE    REMAINING                 AVERAGE
   RANGE OF         NUMBER      EXERCISE   CONTRACT      NUMBER      EXERCISE
EXERCISE PRICES   OUTSTANDING    PRICE       LIFE      EXERCISABLE    PRICE
$ 3.50 -- 8.625    1,022,700     $ 4.10    2.6 years     452,509      $ 4.10
$13.625--16.25       462,740     $14.89    4.4 years      34,346      $16.19
---------------    ---------     ------    ---------     -------      ------
$ 3.50 --16.25     1,485,440     $ 7.46    3.2 years     486,855      $ 4.95
===============    =========     ======    =========     =======      ======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The weighted average grant date fair value of options granted during 1996 and 1997 was $1.95 and $6.90, respectively. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following significant assumptions were made in estimating fair value:

   ASSUMPTION                                                 1996       1997
   Risk-free interest rate................................ 5.5%--6.6% 6.0%--6.7%
   Expected life in years.................................    4.27       4.65
   Expected volatility....................................  46%--47%   43%--45%
   Expected dividends.....................................    none       none

  The Company applies APB Opinion 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans in 1996 or 1997. If stock options granted in 1996 and 1997 were accounted for based on their fair value as determined under SFAS 123, pro forma earnings would be as follows:

                                                                  1996    1997
   Net earnings:
     As reported............................................... $189,706 $1,331
     Pro forma.................................................  189,460    283
   Primary earnings per share:
     As reported............................................... $  11.43 $  .08
     Pro forma.................................................    11.41    .02
   Fully diluted earnings per share:
     As reported............................................... $  11.09 $  .08
     Pro forma.................................................    11.08    .02

  The pro forma effects of applying SFAS 123 are not representative of the effects on reported net earnings for future years. SFAS 123 does not apply to awards made prior to 1996, and additional awards in future years are expected.

 STOCK WARRANTS

  On April 25, 1997, the Company issued warrants to purchase 100,000 shares of Class A Common Stock, at $12.25 per share, to Dunstan Ltd. as incentive remuneration for the performance of certain investment banking services. The warrants may be earned on a pro-rata basis over a six-month period ending October 31, 1997. The warrants become exercisable on November 1, 1997 and expire on November 8, 2000. The Company recorded a selling, general & administrative expense of $191 in 1997, for stock warrants earned in 1997, based on a grant-date fair value of $5.46.

  Effective as of February 21, 1997, the Company approved the continuation of an existing warrant to Stinbes Limited (an affiliate of Jeffrey Steiner) to purchase 375,000 shares of the Company's Class A or Class B Common Stock at $7.67 per share. The warrant was modified to extend the exercise period from March 13, 1997, to March 13, 2002, and to increase the exercise price per share by $.002 for each day subsequent to March 13, 1997, but fixed at $7.80 per share after June 30, 1997. In addition, the warrant was modified to provide that the warrant may not be exercised except within the following window periods: (i) within 365 days after the merger of STFI with AT&T Corporation, MCI Communications, Worldcom Inc., Tel-Save Holdings, Inc., or Teleport Communications Group, Inc.; (ii) within 365 days after a change of control of the Company, as defined in the FHC Credit Agreement; or (iii) within 365 days after a change of control of Banner, as defined in the Banner Credit Agreement. In no event may the warrant be exercised after March 13, 2002.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  On November 9, 1995, the Company issued warrants to purchase 500,000 shares of Class A Common Stock, at $9.00 per share, to Peregrine Direct Investments Limited ("Peregrine"), in exchange for a standby commitment it received on November 8, 1995, from Peregrine. The Company elected not to exercise its rights under the Peregrine commitment. The warrants are immediately exercisable and will expire on November 8, 2000.

  On February 21, 1996, the Company issued warrants to purchase 25,000 shares of Class A Common Stock, at $9.00 per share, to a non-employee for services provided in connection with the Company's various dealings with Peregrine. The warrants issued are immediately exercisable and will expire on November 8, 2000.

  The Company recorded nonrecurring expenses of $1,148 for the grant date fair value of the stock warrants issued in 1996. The warrants issued in 1996 were outstanding at June 30, 1997.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, ("SFAS 107") "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  The carrying amount reported in the balance sheet approximates the fair value for cash and cash equivalents, short-term borrowings, current maturities of long-term debt, and all other variable rate debt (including borrowings under the Credit Agreements).

  Fair values for equity securities, and long-term public debt issued by the Company are based on quoted market prices, where available. For equity securities not actively traded, fair values are estimated by using quoted market prices of comparable instruments or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions. The fair value of limited partnerships, other investments, and notes receivable are estimated by discounting expected future cash flows using a current market rate applicable to the yield, considering the credit quality and maturity of the investment.

  The fair value for the Company's other fixed rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Fair values for the Company's off-balance-sheet instruments (letters of credit, commitments to extend credit, and lease guaranties) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The fair value of the Company's off-balance-sheet instruments at June 30, 1997, was not material.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The carrying amounts and fair values of the Company's financial instruments at June 30, 1996 and 1997, are as follows:

                                              JUNE 30, 1996     JUNE 30, 1997
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
Cash and cash equivalents.................. $ 39,649 $ 39,649 $ 19,420 $ 19,420
Investment securities:
  Short-term equity securities.............   10,362   10,362   16,094   16,122
  Short-term other investments.............      136      167    9,553    9,592
  Long-term other investments..............      585    1,451    4,120    4,617
Notes receivable:
  Current..................................  170,384  170,384      --       --
  Long-term................................    3,702    3,702    1,300    1,300
Short-term debt............................   76,535   76,535   15,629   15,629
Long-term debt:
  Bank credit agreement....................  112,500  112,500  177,250  177,250
  Senior notes and subordinated deben-
   tures...................................  260,125  264,759  261,233  270,995
  Industrial revenue bonds.................    1,500    1,500    1,500    1,500
  Capitalized leases.......................       65       65    1,897    1,897
  Other....................................    2,756    2,756    6,835    6,835

17. RESTRUCTURING CHARGES

  In Fiscal 1996, the Company recorded restructuring charges in the Aerospace Fasteners segment in the categories shown below. All costs classified as restructuring were the direct result of formal plans to close plants, to terminate employees, or to exit product lines. Substantially all of these plans have been executed. Other than a reduction in the Company's existing cost structure and manufacturing capacity, none of the restructuring charges resulted in future increases in earnings or represented an accrual of future costs. The costs included in restructuring were predominately nonrecurring in nature and consisted of the following significant components:

   Write down of inventory to net realizable value related to discontinued product lines (a)....................................  $  156
   Write down of fixed assets related to discontinued product lines...     270
   Severance benefits for terminated employees (substantially all paid
    within twelve months).............................................   1,368
   Plant closings facility costs (b)..................................     389
   Contract termination claims........................................     136
                                                                        ------
                                                                        $2,319
                                                                        ======

---------------------
(a) Write down was required because product line was discontinued.
(b) Includes lease settlements, write-off of leasehold improvements, maintenance, restoration and clean up costs.

18. RELATED PARTY TRANSACTIONS

  Corporate office administrative expense recorded by FHC and its predecessors was billed to the Company on a monthly basis during 1995, 1996 and 1997. These costs represent the cost of services incurred on behalf of affiliated companies. Each of these affiliated companies has reimbursed FHC for such services.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


  The Company and its wholly-owned subsidiaries are all parties to a tax sharing agreement whereby the Company files a consolidated federal income tax return. Each subsidiary makes payments to the Company based on the amount of federal income taxes, if any, the subsidiary would have paid if it had filed a separate tax return.

  Prior to the consolidation of Banner on February 25, 1996, the Aerospace Fasteners segment had sales to Banner of $5,494 and $3,663 in Fiscal 1995, and 1996, respectively.

19. LEASES

  The Company holds certain of its facilities and equipment under long-term leases. The minimum rental commitments under non-cancelable operating leases with lease-terms in excess of one year, for each of the five years following June 30, 1997, are as follows: $5,182 for 1998, $4,127 for 1999, $2,937 for
2000, $2,271 for 2001, and $1,732 for 2002. Rental expense on operating leases from continuing operations for Fiscal 1995, 1996 and 1997 was $6,695, $6,197, and $4,928, respectively. Minimum commitments under capital leases for each of the five years following June 30, 1997, was $651 for 1998, $693 for 1999, $262 for 2000, $210 for 2001, and $137 for 2002, respectively. At June 30, 1997, the present value of capital lease obligations was $1,897. At June 30, 1997, capital assets leased, included in property, plant, and equipment consisted of:

      Buildings and improvements....................................... $ 1,396
      Machinery and equipment..........................................   8,017
      Furniture and fixtures...........................................     114
      Less: Accumulated depreciation...................................  (7,700)
                                                                        -------
                                                                        $ 1,827
                                                                        =======

20. CONTINGENCIES

 CL MOTOR FREIGHT ("CL") LITIGATION

  The Workers Compensation Bureau of the State of Ohio is seeking reimbursement from the Company for up to $5,400 for CL workers compensation claims which were insured under a self-insured program of CL. The Company has contested a significant portion of this claim and believes that the ultimate disposition of this claim will not be material.

 GOVERNMENT CLAIMS

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that FII did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 ENVIRONMENTAL MATTERS

  The Company's operations are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation,

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

  As of June 30, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $8,420, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $13,200 on an undiscounted basis.

 OTHER MATTERS

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


21. BUSINESS SEGMENT INFORMATION

  The Company reports in two principal business segments. The Aerospace Fasteners segment includes the manufacture of high performance specialty fasteners and fastening systems. The Aerospace Distribution segment distributes a wide range of aircraft parts and related support services to the aerospace industry. The results of Fairchild Technologies, which is primarily engaged in the designing and manufacturing of capital equipment and systems for recordable compact disc and advance semiconductor manufacturing, are reported under Corporate and Other, along with results two smaller operations.

  The Company's financial data by business segment is as follows:

                                                 1995       1996        1997
Sales:
  Aerospace Fasteners......................... $215,364  $  218,059  $  269,026
  Aerospace Distribution (a)..................      --      129,973     411,765
  Corporate and Other.........................   41,476      67,330      66,382
  Eliminations (b)............................      --       (5,842)    (15,213)
                                               --------  ----------  ----------
Total Sales................................... $256,840  $  409,520  $  731,960
                                               ========  ==========  ==========
Operating Income (Loss):
  Aerospace Fasteners (c)..................... $(11,497) $      135  $   17,390
  Aerospace Distribution (a)..................      --        5,625      30,891
  Corporate and Other.........................  (20,420)    (14,875)    (17,764)
                                               --------  ----------  ----------
Operating Income (Loss)....................... $(31,917) $   (9,115) $   30,517
                                               ========  ==========  ==========
Capital Expenditures:
  Aerospace Fasteners......................... $  4,974  $    3,841  $    8,964
  Aerospace Distribution......................      --        1,556       4,787
  Corporate and Other.........................      937       1,225       8,365
                                               --------  ----------  ----------
Total Capital Expenditures.................... $  5,911  $    6,622  $   22,116
                                               ========  ==========  ==========
Depreciation and Amortization:
  Aerospace Fasteners......................... $ 15,619  $   14,916  $   16,112
  Aerospace Distribution......................      --        1,341       5,138
  Corporate and Other.........................    5,260       5,396       4,685
                                               --------  ----------  ----------
Total Depreciation and Amortization........... $ 20,879  $   21,653  $   25,935
                                               ========  ==========  ==========
Identifiable Assets at June 30:
  Aerospace Fasteners......................... $290,465  $  252,200  $  346,533
  Aerospace Distribution......................      --      329,477     428,436
  Corporate and Other.........................  559,829     428,261     292,364
                                               --------  ----------  ----------
Total Identifiable Assets..................... $850,294  $1,009,938  $1,067,333
                                               ========  ==========  ==========

---------------------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in Fiscal 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


22. FOREIGN OPERATIONS AND EXPORT SALES

  The Company's operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total sales of any geographic area. The Company's financial data by geographic area is as follows:

                                                1995       1996        1997
Sales by Geographic Area:
  United States.............................. $175,101  $  301,957  $  595,334
  Europe.....................................   80,945     107,186     136,626
  Other......................................      794         377         --
                                              --------  ----------  ----------
Total Sales.................................. $256,840  $  409,520  $  731,960
                                              ========  ==========  ==========
Operating Income by Geographic Area:
  United States.............................. $(31,522) $  (14,903) $   24,299
  Europe.....................................     (432)      5,936       6,218
  Other......................................       37        (148)        --
                                              --------  ----------  ----------
Total Operating Income....................... $(31,917) $   (9,115) $   30,517
                                              ========  ==========  ==========
Identifiable Assets by Geographic Area at
 June 30:
  United States.............................. $763,734  $  932,311  $  857,943
  Europe.....................................   85,668      77,627     209,390
  Other......................................      892         --          --
                                              --------  ----------  ----------
Total Identifiable Assets.................... $850,294  $1,009,938  $1,067,333
                                              ========  ==========  ==========

  Export sales are defined as sales to customers in foreign countries by the Company's domestic operations. Export sales amounted to the following:

                                                1995       1996        1997
Export Sales
  Europe..................................... $ 13,329  $   27,330  $   48,490
  Asia (excluding Japan).....................    1,526       8,920      29,145
  Japan......................................    4,140      11,958      19,819
  Canada.....................................    2,810       8,878      17,955
  Other......................................      911       8,565      15,907
                                              --------  ----------  ----------
Total Export Sales........................... $ 22,716  $   65,651  $  131,316
                                              ========  ==========  ==========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


23. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table of quarterly financial data has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented:

FISCAL 1996 QUARTERS ENDED                 OCT. 1   DEC. 31  MARCH 31  JUNE 30
Net sales................................. $74,929  $71,419  $109,189  $153,983
Gross profit..............................  15,502   15,134    23,856    40,418
Earnings (loss) from continuing opera-
 tions.................................... (13,219) (12,818)  151,222       577
  per share...............................    (.82)    (.80)     9.04       .03
Earnings from discontinued operations,
 net......................................   3,870    3,420     1,769       127
  per share...............................     .24      .21       .11       .01
Gain (loss) from disposal of discontinued
 operations, net..........................     (20)      (7)   61,286    (7,673)
  per share...............................     --       --       3.66      (.45)
Extraordinary items, net..................     --       --    (10,436)      --
  per share...............................     --       --       (.62)      --
Net earnings (loss).......................  (9,369)  (9,405)  203,841    (6,969)
  per share...............................    (.58)    (.58)    12.19      (.41)
Market price range of Class A Stock
  High....................................   6        8 3/4     9 7/8    15 7/8
  Low.....................................   2 7/8    4 3/4     8         9 1/4
  Close...................................   5 1/8    8 1/2     9 3/8    14 5/8

FISCAL 1997 QUARTERS ENDED                 SEPT. 29  DEC. 29   MAR. 30  JUNE 30
Net sales................................. $146,090  $159,912  $190,782 $235,176
Gross profit..............................   39,810    38,775    52,788   73,750
Earnings (loss) from continuing opera-
 tions....................................   (5,052)   (3,638)      435    7,227
  per share...............................     (.31)     (.22)      .03      .42
Earnings from discontinued operations,
 net......................................      434       661       395    1,659
  per share...............................      .03       .04       .02      .10
Net earnings (loss).......................   (5,052)   (3,638)      435    7,227
  per share...............................     (.31)     (.22)      .03      .42
Market price of Class A Stock:
  High....................................   17        17 3/4    15 3/8   18
  Low.....................................   12 1/4    14 3/8    12 7/8   11 5/8
  Close...................................   16        14 5/8    13 3/8   18

  Included in earnings (loss) from continuing operations are (i) a $2,528 nonrecurring gain from the sale of SBC in the fourth quarter of Fiscal 1997,
(ii) charges to reflect the cost of restructuring the Company's Aerospace Fasteners segment, of $285, $959 and $1,075 in the second, third and fourth quarters of Fiscal 1996, respectively, and (iii) nonrecurring income of $161,406 resulting primarily from the gain on the merger of FCSC into STI in the third quarter of Fiscal 1996. Earnings from discontinued operations, net, includes the results of DME and Data in each Fiscal 1996 quarter as well as the disposition of the Company's investment in STFI in each Fiscal 1996 and 1997 quarter. Extraordinary items relate to the early extinguishment of debt by the Company. (See Note 7).

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

24. SUBSEQUENT EVENTS

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation of which the Company owns approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash, (the "STFI Sale"). In connection with the STFI Sale, the Company has received approximately $85 million in cash (before tax) in exchange for certain preferred stock of STFI and expects to receive an additional $93 million in cash (before tax) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. The Intermedia transaction replaces an earlier merger agreement with the Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc.

  The results of STFI have been accounted for as discontinued operations. The net sales of STFI totaled $108,710, $91,290, and $0 in 1995, 1996, and 1997, respectively. Net earnings from discontinued operations was $9,849, $7,901, and $3,149 in 1995, 1996, and 1997, respectively.

  On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to AlliedSignal Inc. ("Allied") for approximately $345 million of common stock of Allied (the "Disposition"). The assets transferred to Allied consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners. Approximately $170 million of the common stock received from Allied will be used to repay outstanding term loans of Banner's subsidiaries and related fees.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                JUNE 30, 1997 AND SEPTEMBER 28, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                         JUNE 30,  SEPTEMBER 28,
ASSETS                                                   1997(*)       1997
Current Assets:
Cash and cash equivalents, $4,839 and $4,725
 restricted...........................................  $   19,420  $    9,049
Short-term investments................................      25,647      18,403
Accounts receivable-trade, less allowances of $8,103
 and $9,157...........................................     168,163     172,239
Inventories:
  Finished goods......................................     297,223     305,048
  Work-in-progress....................................      26,887      29,812
  Raw materials.......................................      18,626      24,807
                                                        ----------  ----------
                                                           342,736     359,667
Prepaid expenses and other current assets.............      33,631      39,595
                                                        ----------  ----------
Total Current Assets..................................     589,597     598,953
Property, plant and equipment, net of accumulated
 depreciation of $134,032
 and $127,538.........................................     128,712     132,195
Net assets held for sale..............................      26,147      26,262
Cost in excess of net assets acquired, (Goodwill) less
 accumulated amortization
 of $36,672 and $37,895...............................     154,808     154,233
Investments and advances, affiliated companies........      55,678      55,337
Prepaid pension assets................................      59,742      59,512
Deferred loan costs...................................       9,252      11,489
Other assets..........................................      43,397      45,135
                                                        ----------  ----------
Total Assets..........................................  $1,067,333  $1,083,116
                                                        ==========  ==========

------------------
* Condensed from audited financial statements


          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                JUNE 30, 1997 AND SEPTEMBER 28, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                         JUNE 30,  SEPTEMBER 28,
LIABILITIES AND STOCKHOLDERS' EQUITY                     1997(*)       1997
Current Liabilities:
Bank notes payable and current maturities of long-term
 debt.................................................  $   47,422  $   79,781
Accounts payable......................................      84,953      84,797
Other accrued liabilities.............................     105,199      91,289
Income taxes..........................................       5,881          --
                                                        ----------  ----------
Total Current Liabilities.............................     243,455     255,867
                                                        ----------  ----------
Long-Term Liabilities:
Long-term debt, less current maturities...............     416,922     412,261
Other long-term liabilities...........................      23,622      22,381
Retiree health care liabilities.......................      43,387      43,284
Noncurrent income taxes...............................      42,013      48,939
Minority interest in subsidiaries.....................      68,309      69,178
                                                        ----------  ----------
Total Liabilities.....................................     837,708     851,910
                                                        ----------  ----------
Stockholders' Equity:
Class A common stock, $0.10 par value; authorized
 40,000
 shares, 20,272 shares issued (20,234 in June) and
 14,031
 shares outstanding (13,992 in June)..................       2,023       2,027
Class B common stock, $0.10 par value; authorized
 20,000
 shares, 2,626 shares issued and outstanding (2,633 in
 June)................................................         263         263
Paid-in capital.......................................      71,015      71,105
Retained earnings.....................................     209,949     210,441
Cumulative translation adjustment.....................     (1,860)        (865)
Net unrealized holding loss on available-for-sale
 securities...........................................        (46)         (46)
Treasury Stock, at cost, 6,242 shares of Class A
 common stock.........................................    (51,719)     (51,719)
                                                        ----------  ----------
Total Stockholders' Equity............................     229,625     231,206
                                                        ----------  ----------
Total Liabilities and Stockholders' Equity............  $1,067,333  $1,083,116
                                                        ==========  ==========

------------------
*Condensed from audited financial statements

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)

    FOR THE THREE (3) MONTHS ENDED SEPTEMBER 29, 1996 AND SEPTEMBER 28, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED
                                                ---------------------------
                                                SEPTEMBER 29, SEPTEMBER 28,
                                                    1996          1997
Revenue:
 Net sales....................................    $146,090      $213,761
 Other income, net............................         223         5,357
                                                  --------      --------
                                                   146,313       219,118
Costs and expenses:
 Cost of goods sold...........................     106,280       161,699
 Selling, general & administrative............      35,846        45,479
 Research and development.....................          23           605
 Amortization of goodwill.....................       1,116         1,223
                                                  --------      --------
                                                   143,265       209,006
Operating income..............................       3,048        10,112
Interest expense..............................      14,672        12,988
Interest income...............................      (2,192)         (398)
                                                  --------      --------
Net interest expense..........................      12,480        12,590
Investment income (loss), net.................        (375)        1,897
Equity in earnings of affiliates..............       1,877         1,692
Minority interest.............................        (785)         (788)
                                                  --------      --------
Earnings (loss) from continuing operations be-
 fore taxes...................................      (8,715)          323
Income tax benefit............................       3,663           110
                                                  --------      --------
Earnings (loss) from continuing operations be-
 fore discontinued operations.................      (5,052)          433
Earnings from discontinued operations.........         434            59
                                                  --------      --------
Net earnings (loss)...........................    $ (4,618)     $    492
                                                  ========      ========
Primary earnings (loss) per share.............    $   (.28)     $    .03
Fully diluted earnings (loss) per share.......        (.28)          .03
Weighted average number of shares used in com-
 puting earnings per share:
  Primary.....................................      16,425        17,457
  Fully diluted...............................      16,425        17,588

The accompanying notes to summarized financial information are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

    FOR THE THREE (3) MONTHS ENDED SEPTEMBER 29, 1996 AND SEPTEMBER 28, 1997
                                 (IN THOUSANDS)

                                                        THREE MONTHS ENDED
                                                    ---------------------------
                                                    SEPTEMBER 29, SEPTEMBER 28,
                                                         1996         1997
Cash flows provided by (used for) Operations:
Operations:
  Net earnings (loss)..............................   $ (4,618)     $    492
  Depreciation and amortization....................      5,268         6,857
  Accretion of discount on long-term liabilities...      1,100            34
  Distributed earnings of affiliates, net..........      1,499           715
  Minority interest................................        785           788
  Changes in assets and liabilities................    (49,923)      (45,729)
                                                      --------      --------
  Net cash used for operations.....................    (45,889)      (36,843)
Investments:
  Net proceeds from the sale of discontinued opera-
   tions...........................................    173,719           --
  Purchase of property, plant and equipment........     (2,131)      (10,206)
  Net proceeds received from investments...........         15         7,815
  Changes in net assets held for sale..............     (1,230)         (139)
  Other, net.......................................          5            45
                                                      --------      --------
  Net cash provided by (used for) investments......    170,378        (2,485)
Financing:
  Proceeds from issuance of debt...................     33,627        95,109
  Debt repayments and repurchase of debentures,
   net.............................................    (77,783)      (67,698)
  Issuance of Class A common stock.................        522           149
                                                      --------      --------
  Net cash provided by (used for) financing........    (43,634)       27,560
Effects of exchange rate changes on cash...........        594         1,397
Net increase (decrease) in cash and cash equiva-
 lents.............................................     81,449       (10,371)
Cash and cash equivalents, beginning of period.....     39,649        19,420
                                                      --------      --------
Cash and cash equivalents, end of period...........   $121,098      $  9,049
                                                      ========      ========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

         THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

     NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. FINANCIAL STATMENTS

  The consolidated balance sheet as of September 28, 1997 and the consolidated statements of earnings and cash flows for the three months ended September 29, 1996 and September 28, 1997 have been prepared by the Company, without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 28, 1997, and for all periods presented, have been made. The balance sheet at June 30, 1997 was condensed from the audited financial statements as of that date.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1997 Form 10-K and Banner Aerospace, Inc.'s March 31, 1997 Form 10-K. The results of operations for the period ended September 28, 1997 are not necessarily indicative of the operating results for the full year. Certain amounts in prior years' quarterly financial statements have been reclassified to conform to the current presentation.

2. BUSINESS COMBINATIONS

  The Company's acquisitions described in this section have been accounted for using the purchase method. The respective purchase price assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates.

  In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By June 30, 1997, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash. The Company recorded approximately $13,750 in goodwill as a result of this acquisition, which will be amortized using the straight-line method over 40 years. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

  In January 1997, Banner Aerospace, Inc. ("Banner"), a majority-owned subsidiary of the Company, acquired PB Herndon Company ("PB Herndon") in a business combination accounted for as a purchase. The total cost of the acquisition was $16,000, including the assumption of $1,300 in debt, which exceeded the fair value of the net assets of PB Herndon by approximately $3,500, which is being amortized using the straight-line method over 40 years. The Company purchased PB Herndon with available cash. PB Herndon is a distributor of specialty fastener lines and similar aerospace related components.

  On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading Company ("SBC") to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The Company may also receive additional proceeds of up to $7,000 based on future net sales of SBC's patented products and services.

3. RESTRICTED CASH

  The Company had approximately $4,839 and $4,725 of restricted cash on June 30, 1997 and September 28, 1997, respectively, all of which is maintained as collateral for certain debt facilities.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

4. SUMMARIZED STATEMENT OF EARNINGS INFORMATION

  The following table presents summarized historical financial information, on a combined 100% basis, of the Company's principal investments, which are accounted for using the equity method.

                                                         THREE MONTHS ENDED
                                                     ---------------------------
                                                     SEPTEMBER 29, SEPTEMBER 28,
                                                         1996          1997
   Net sales........................................    $80,037       $82,025
   Gross profit.....................................     34,997        35,686
   Earnings from continuing operations..............      4,052         2,501
   Net earnings.....................................      4,052         2,501

  The Company owns approximately 31.9% of Nacanco Paketleme common stock. The Company recorded equity earnings of $1,877 and $1,692 from this investment for the three months ended September 29, 1996 and September 28, 1997, respectively.

  On September 28, 1997, the Company's investments in Shared Technologies Fairchild Inc. ("STFI") consisted of (i) $22,703 carrying value for $25,000 face value of 6% cumulative Convertible Preferred Stock, (ii) $11,666 carrying value for $20,000 face value of Special Preferred Stock, and (iii) $(2,332) carrying value for 6,225,000 shares of common stock. At the close of trading on September 26, 1997, STFI's common stock was quoted at $11.56 per share. Based on this price, the Company's investment in STFI common stock had an approximate market value of $71,977. The Company recorded equity earnings of $434 and $59 from these investments during the three months ended September 29, 1996 and September 28, 1997, respectively.

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation of which the Company owns approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash, (the "STFI Sale"). In connection with the STFI Sale, the Company has received approximately $85 million in cash (before tax) in exchange for certain preferred stock of STFI and expects to receive an additional $93 million in cash (before tax) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. The Intermedia transaction replaces an earlier merger agreement with the Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc.

  On December 8, 1997, Banner and eight of its subsidiaries entered into an Asset Purchase Agreement pursuant to which such subsidiaries have agreed to transfer substantially all of their assets to AlliedSignal Inc. ("Allied") for approximately $345 million of common stock of Allied (the "Disposition"). The assets transferred to Allied consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners. Approximately $170 million of the common stock received from Allied will be used to repay outstanding term loans of Banner's subsidiaries and pay related fees.

5. CREDIT AGREEMENTS

  On July 18, 1997, the FHC Credit Agreement was restructured to provide FHC with a $150,000 senior secured credit facility (the "FHC Facility") consisting of (i) a $75,000 revolver loan, with a letter of credit sub-facility of $12,000, and (ii) a $75,000 term loan. Advances made under the FHC Facility would generally bear interest at a rate of, at the Company's option, (i) 2% over the Citibank N.A. base rate, or (ii) 3 1/4% over the Eurodollar Rate ("LIBOR"). The FHC Facility is subject to a non-use commitment fee of 1/2% of the aggregate

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

unused availability; and outstanding letters of credit are subject to fees of 3 1/2% per annum. A borrowing base is calculated monthly to determine the amounts available under the FHC Facility. The borrowing base is determined monthly based upon specified percentages of (i) FHC's accounts receivable, inventories, and the appraised value of equipment and real property, and (ii) assets pledged by RHI to secure the facility. The FHC Facility matures on July 28, 2000. The FHC Facility provides that on December 31, 1998, the Company must repay the term loan, in full, together with an amount necessary to reduce the outstanding revolving loans to $52,000, if the Company has not complied with certain financial covenant requirements as of September 30, 1998. The Company was in compliance with all of its credit agreements on September 28, 1997.

  In August 1997, the Company entered into a delayed-start swap interest rate lock hedge agreement (the "FHC Hedge Agreement") to reduce its exposure to increases in interest rates on variable rate debt. Beginning on December 15, 1997, the FHC Hedge Agreement will provide interest rate protection on $100,000 of variable rate debt for ten years, with interest being calculated based on a fixed LIBOR rate of 6.696%.

6. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

  On September 28, 1997, the Company had $69,178 of minority interest, of which $68,856 represents approximately 40.7% of Banner's common stock outstanding on a consolidated basis.

7. EQUITY SECURITIES

  The Company had 14,030,717 shares of Class A common stock and 2,625,616 shares of Class B common stock outstanding at September 28, 1997. Class A common stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B common stock. Shares of Class A common stock are entitled to one vote per share and cannot be exchanged for shares of Class B common stock. Shares of Class B common stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A common stock on a share-for-share basis. For the three months ended September 28, 1997, 31,534 shares of Class A Common Stock were issued as a result of the exercise of stock options, and shareholders converted 6,900 shares of Class B common stock into Class A common stock.

8. EARNINGS PER SHARE

  Primary and fully diluted earnings per share are computed by dividing net income by the weighted average number of shares and share equivalents outstanding during the period. To compute the incremental shares resulting from stock options and warrants for primary earnings per share, the average market price of the Company's stock during the period is used. In computing primary and fully diluted earnings per share for the three months ended September 28, 1997, the conversion of options and warrants was assumed, as the effect was dilutive. To compute the incremental shares resulting from stock options and warrants for fully diluted earnings per share, the greater of the ending market price or the average market price of the Company's stock is used. In computing primary and fully diluted earnings per share for the three months ended September 29, 1996, the conversion of options and warrants was not assumed, as the effect was antidilutive.

9. CONTINGENCIES

 Government Claims

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 Environmental Matters

  The Company's operations are subject to stringent Government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

  As of September 28, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $8,300, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $13,000 on an undiscounted cash flow basis.

 Other Matters

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

                                                                      SCHEDULE I

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                       BALANCE SHEETS (NOT CONSOLIDATED)
                                 (IN THOUSANDS)

                                                             JUNE 30, JUNE 30,
                                                               1996     1997
ASSETS
Current assets:
 Cash and cash equivalents.................................. $  1,887 $    234
 Accounts receivable........................................      179      384
 Prepaid expenses and other current assets..................      192      250
                                                             -------- --------
Total current assets........................................    2,258      868
Property, plant and equipment, less accumulated
 depreciation...............................................      628      486
Investments in subsidiaries.................................  391,958  390,355
Investments and advances, affiliated companies..............    3,047    1,435
Goodwill....................................................    4,263    4,133
Noncurrent tax assets.......................................   14,548   29,624
Other assets................................................    3,510    2,403
                                                             -------- --------
Total assets................................................ $420,212 $429,304
                                                             ======== ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued expenses...................... $  7,735 $  8,315
                                                             -------- --------
Total current liabilities...................................    7,735    8,315
Long-term debt..............................................  180,141  190,567
Other long-term liabilities.................................    1,168      797
                                                             -------- --------
Total liabilities...........................................  189,044  199,679
Stockholders' equity:
Class A common stock........................................    2,000    2,023
Class B common stock........................................      263      263
Retained earnings and other equity..........................  228,905  227,339
                                                             -------- --------
Total stockholders' equity..................................  231,168  229,625
                                                             -------- --------
Total liabilities and stockholders' equity.................. $420,212 $429,304
                                                             ======== ========

    The accompanying Notes are an integral part of these Condensed Financial
                                  Statements.

                                                                      SCHEDULE I

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                    STATEMENT OF EARNINGS (NOT CONSOLIDATED)
                                 (IN THOUSANDS)

                                                 FOR THE YEARS ENDED JUNE 30,
                                               -------------------------------
                                                 1995        1996       1997
Costs and Expenses:
 Selling, general & administrative...........  $   3,920  $   5,148  $   3,925
 Amortization of goodwill....................        130        130        130
                                               ---------  ---------  ---------
                                                   4,050      5,278      4,055
Operating income.............................     (4,050)    (5,278)    (4,055)
Net interest expense.........................     29,027     28,387     25,252
Investment income, net.......................        434          1         16
Equity in earnings of affiliates.............       (409)       269        480
Nonrecurring expense.........................         --     (1,064)        --
                                               ---------  ---------  ---------
Loss from continuing operations before
 taxes.......................................    (33,920)   (34,459)   (28,811)
Income tax provision (benefit)...............    (18,838)   (12,509)   (15,076)
                                               ---------  ---------  ---------
Loss from continuing operations before equity
 in earnings of subsidiaries.................    (15,082)   (21,950)   (13,735)
Equity in earnings of subsidiaries...........    (42,940)   204,915     11,917
Earnings from discontinued operations, net...      3,149     17,087     23,843
Extraordinary items, net.....................        --     (10,346)       355
                                               ---------  ---------  ---------
Net earnings (loss)..........................  $ (33,824) $ 189,706  $   1,331
                                               =========  =========  =========


    The accompanying notes are an integral part of these condensed financial statements.

                                                                      SCHEDULE I

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                   STATEMENT OF CASH FLOWS (NOT CONSOLIDATED)
                                 (IN THOUSANDS)

                                                  FOR THE YEARS ENDED JUNE 30,
                                                 ------------------------------
                                                   1995      1996       1997
Cash provided by (used for) operations..........  $(9,607) $  36,916   $(14,271)
Investing activities:
 Equity investments in affiliates...............    1,356        (21)     2,092
                                                 --------  ---------  ---------
                                                    1,356        (21)     2,092
Financing activities:
 Proceeds from issuance of intercompany debt....    7,400         --      9,400
 Debt repayments................................       --    (42,265)        --
 Issuance of common stock.......................       --      1,509      1,126
                                                 --------  ---------  ---------
                                                    7,400    (40,756)    10,526
                                                 --------  ---------  ---------
Net decrease in cash............................ $   (851) $  (3,861) $  (1,653)
                                                 ========  =========  =========


    The accompanying Notes are an integral part of these Condensed Financial
                                  Statements.

                                                                     SCHEDULE I

                           THE FAIRCHILD CORPORATION

             CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
               NOTES TO FINANCIAL STATEMENTS (NOT CONSOLIDATED)
                                (IN THOUSANDS)

1. BASIS OF PRESENTATION

  In accordance with the requirements of Regulation S-X of the Securities and Exchange Commission, the financial statements of the Company are condensed and omit many disclosures presented in the consolidated financial statements and the notes thereto.

2. LONG-TERM DEBT

                                                              JUNE 30, JUNE 30,
                                                                1996     1997
12% Inter. Debentures Due 2001...............................  120,280  125,544
13 1/8% Sub. Debentures Due 2006.............................   35,061   35,189
13% Jr. Sub. Debenture Due 2007..............................   24,800   29,834
                                                              -------- --------
                                                              $180,141 $190,567
                                                              ======== ========

  Maturities of long-term debt for the next five years are as follows: no maturities in 1998, $30,335 in 1999, $31,520 in 2000, $31,713 in 2001, and
$37,320 in 2002.

3. DIVIDENDS FROM SUBSIDIARIES

  Cash dividends paid to The Fairchild Corporation by its consolidated subsidiaries were $10,000, $42,100, and $10,000 in Fiscal 1997, 1996, and
1995, respectively.

4. CONTINGENCIES

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings will not have a material adverse effect on the financial condition, or future results of operations or net cash flows for the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

  Changes in the allowance for doubtful accounts are as follows:

                                                         FOR THE YEARS ENDED
                                                              JUNE 30,
                                                        -----------------------
                                                         1997    1996     1995
                                                        ------  -------  ------
                                                           (IN THOUSANDS)
Beginning balance...................................... $6,327  $ 3,971  $2,284
Charged to cost and expenses...........................  1,999    2,099   1,868
Charges to other accounts (a)..........................    491    1,970     (86)
Amounts written off....................................   (714)  (1,713)    (95)
                                                        ------  -------  ------
Ending balance......................................... $8,103  $ 6,327  $3,971
                                                        ======  =======  ======

---------------------
(a) Recoveries of amounts written off in prior periods, foreign currency translation and the change in related noncurrent taxes.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SO-LICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
Available Information....................................................   2
Incorporation of Certain Information by Reference........................   2
Prospectus Summary.......................................................   3
The Company..............................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Price Range of Class A Common Stock......................................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Pro Forma Consolidated Financial Statements..............................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  39
Principal and Selling Stockholders.......................................  42
The Disposition..........................................................  45
Description of Capital Stock.............................................  46
Description of the New Credit Facility...................................  48
Underwriting.............................................................  49
Shares Eligible for Future Sale..........................................  51
Legal Matters............................................................  51
Experts..................................................................  51
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,700,000 SHARES

                           THE FAIRCHILD CORPORATION

                             CLASS A COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                                BT ALEX. BROWN
                         SBC WARBURG DILLON READ INC.

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby.

   SEC Registration Fee................................................ $53,360
   NASD Filing Fee.....................................................  18,109
   New York Stock Exchange Listing Fee.................................  17,500
   Pacific Exchange Listing Fee........................................   7,500
   Printing............................................................    *
   Legal Fees and Expenses.............................................    *
   Accounting Fees and Expenses........................................    *
   Stock Certificates and Transfer Agent Fees..........................    *
   Miscellaneous.......................................................    *
                                                                        -------
     Total............................................................. $  *
                                                                        =======

---------------------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  The registrant's Bylaws (the "Bylaws") provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

ITEM 16. EXHIBITS.

  (a) Exhibits

 EXHIBIT NO.                            DESCRIPTION
 *1.1        Form of Underwriting Agreement.
  3.1        Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit "C" of Registrant's Proxy Statement dated
             October 27, 1989).
  3.2        Registrant's Amended and Restated By-Laws (incorporated by reference to the Registrant's Annual Report on Form 10-K for the
             fiscal year ended June 30, 1996).
  4.1        Specimen of Class A Common Stock certificate (incorporated by reference to Registration Statement No. 33-15359 on Form S-2).

 EXHIBIT NO.                             DESCRIPTION
 4.2         Specimen of Class B Common Stock certificate (incorporated by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1989 (the "1989 10-K")).
 4.3         Form of Indenture between Registrant and J. Henry Schroder Bank &
             Trust Company, pursuant to which Registrant's 13 1/8% Subordinated
             Debentures due 2006 (the "Senior Debentures") were issued (the
             "Debenture Indenture"), and specimen of Senior Debenture
             (incorporated by reference to Registration Statement No. 33-3521 on Form S-2).
 4.4         First Supplemental Indenture dated as of November 26, 1986, to the
             Debenture Indenture (incorporated by reference to the Registrant's
             Quarterly Report on Form 10-Q for the quarter ended December 31,
             1986 (the "December 1986 10-Q")).
 4.5         Form of Indenture between Registrant and Manufacturers Hanover
             Trust Company pursuant to which Registrant's 12 1/4% Senior
             Subordinated Notes due 1996 (the "Senior Notes") were issued (the
             "Note Indenture"), and specimen of Senior Note (incorporated by reference to Registration Statement No. 33-03521 on Form S-2).
 4.6         First Supplemental Indenture dated as of November 26, 1986, to the
             Note Indenture (incorporated by reference to the December 1986 10-
             Q).
 4.7         Indenture between Registrant and Connecticut National Bank (as successor to National Westminster Bank) dated as of October 15,
             1986, pursuant to which Registrant's Intermediate Subordinated
             Debentures due 2001 (the "Intermediate Debentures") were issued, and specimen of Intermediate Debenture (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1986 (the "September 1986 10-Q")).
 4.8         Indenture between Rexnord Acquisition Corp. ("RAC") and Bank of
             New York (as successor to Irving Trust Company) dated as of March
             2, 1987, pursuant to which RAC's Senior Subordinated Debentures due 1999 (the "Rexnord Senior Debentures") were issued (the
             "Rexnord Senior Indenture"), and specimen of Rexnord Senior
             Debenture incorporated by reference to Registrant's Annual Report on Form 10-K for fiscal year ended June 30, 1987 (the "1987 10-
             K").
 4.9         First Supplemental Indenture between Rexnord Inc. ("Rexnord") (as successor to RAC) and Irving Trust Company dated as of July 1,
             1987, to the Rexnord Senior Indenture (incorporated by reference to Registration Statement No. 33-15359 on Form S-2).
 4.10        Second Supplemental Indenture between Rexnord Holdings Inc., now known as RHI Holdings, Inc. ("RHI") (as successor to Rexnord) and
             Irving Trust Company dated as of August 16, 1988, to the Rexnord
             Senior Indenture (incorporated by reference to Registrant's Annual
             Report on Form 10-K for the fiscal year ended June 30, 1988 (the
             "1988 10-K")).
 4.11        Indenture between Registrant and Norwest Bank Minneapolis, N.A.
             dated as of March 2, 1987, pursuant to which Registrant's Junior
             Subordinated Debentures due 2007 (the "Junior Debentures") were issued, and specimen of Junior Debenture (incorporated by
             reference to Final Amendment to Tender Offer Statement on Schedule
             14D-1 of Banner Acquisition Corp. ("BAC") dated March 9, 1987).
 4.12        First Supplemental Indenture between Registrant and Norwest Bank,
             Minnesota Bank, N.A., dated as of February 28, 1991, to Indenture dated as of March 2, 1987, relating to the Junior Debentures
             (incorporated by reference to the 1991 10-K).
 4.13        Securities Purchase Agreement dated as of October 15, 1986, by and among Registrant and each of the Purchasers of the Intermediate
             Debentures (incorporated by reference to the September 1986 10-Q).
 4.14        Securities Purchase Agreement dated as of March 2, 1987, by and among Registrant, RAC and each of the Purchasers of the Junior
             Debentures, the Rexnord Senior Debentures and other securities
             (incorporated by reference to the 1987 10-K).

 EXHIBIT NO.                             DESCRIPTION
   4.15      Registration Rights Agreement dated as of October 15, 1986, by and among Registrant and each of the purchasers of the Intermediate
             Debentures (incorporated by reference to the September 1986 10-Q).
   4.16      Registration Rights Agreement dated as of March 2, 1987, by and among Registrant, RAC and each of the purchasers of the Junior
             Debentures, the Rexnord Senior Debentures and other securities
             (incorporated by reference to Registrant's Report on Form 8-K dated March 17, 1987).
  *5.1       Opinion of Cahill Gordon & Reindel as to the legality of the
             Common Stock.
  10.1       Asset Purchase Agreement by and among Banner Aerospace, Inc., PB
             Herndon Aerospace, Inc., Banner Aerospace Services, Inc. and
             Allied Signal Inc. and AS BAR Herndon LLC dated as of December 8,
             1997.
  10.2       Asset Purchase Agreement by and among Banner Aerospace, Inc., the
             Sellers listed on Annex A, AlliedSignal Inc. and AS BAR LLC dated as of December 8, 1997.
  23.1       Consent of Arthur Andersen LLP, independent public accountants.
 *23.2       Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
  24.1       Powers of Attorney (set forth on the signature page of the
             Registration Statement).
  99         Financial statements, related notes thereto and Auditors' Report of RHI Holdings, Inc. for the fiscal year ended June 30, 1997
             (incorporated by reference from RHI Holdings, Inc. Form 10-K for the fiscal year ended June 30, 1997).

---------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York on December 9, 1997.

                                                   /s/ Donald E. Miller
                                          By: _________________________________

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacity indicated on December 9, 1997.

              SIGNATURE                               TITLE

       /s/ Jeffrey J. Steiner*         Chairman of the Board, Chief
-------------------------------------   Executive Officer and President
         JEFFREY J. STEINER             (Principal Chief Executive
                                        Officer)

        /s/ Michael T. Alcox*          Director
-------------------------------------
          MICHAEL T. ALCOX

       /s/ Melville R. Barlow*         Director
-------------------------------------
         MELVILLE R. BARLOW

       /s/ Mortimer M. Caplin*         Director
-------------------------------------
         MORTIMER M. CAPLIN

         /s/ Colin M. Cohen*           Senior Vice President, Chief
-------------------------------------   Financial Officer, Controller and
           COLIN M. COHEN               Director (Principal Accounting
                                        Officer) (Principal Financial
                                        Officer)

          /s/ Philip David*            Director
-------------------------------------
            PHILIP DAVID

        /s/ Harold J. Harris*          Director
-------------------------------------
          HAROLD J. HARRIS

              SIGNATURE                                TITLE
       /s/ Samuel J. Krasney*           Vice Chairman and Director
-------------------------------------
          SAMUEL J. KRASNEY

         /s/ Daniel Lebard*             Director
-------------------------------------
            DANIEL LEBARD

      /s/ Jacques S. Moskovic*          Director
-------------------------------------
         JACQUES S. MOSKOVIC

       /s/ Herbert S. Richey*           Director
-------------------------------------
          HERBERT S. RICHEY

          /s/ Moshe Sanbar*             Director
-------------------------------------
            MOSHE SANBAR

      /s/ Robert A. Sharpe, II*         Director
-------------------------------------
        ROBERT A. SHARPE, II

        /s/ Eric I. Steiner*            Director
-------------------------------------
           ERIC I. STEINER

        /s/ Donald E. Miller            Attorney-in-Fact
-------------------------------------

----------------
  * By Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
                                                                     NUMBERED
 EXHIBIT NO.                     DESCRIPTION                       PAGE NUMBER
 *1.1        Form of Underwriting Agreement.
  3.1        Registrant's Restated Certificate of Incorporation
             (incorporated by reference to Exhibit "C" of
             Registrant's Proxy Statement dated October 27,
             1989).
  3.2        Registrant's Amended and Restated By-Laws
             (incorporated by reference to the Registrant's
             Annual Report on Form 10-K for the fiscal year
             ended June 30, 1996).
  4.1        Specimen of Class A Common Stock certificate
             (incorporated by reference to Registration
             Statement No. 33-15359 on Form S-2).
  4.2        Specimen of Class B Common Stock certificate
             (incorporated by reference to Registrant's Annual
             Report on Form 10-K for the fiscal year ended June
             30, 1989 (the "1989 10-K")).
  4.3        Form of Indenture between Registrant and J. Henry
             Schroder Bank & Trust Company, pursuant to which
             Registrant's 13 1/8% Subordinated Debentures due
             2006 (the "Senior Debentures") were issued (the
             "Debenture Indenture"), and specimen of Senior
             Debenture (incorporated by reference to
             Registration Statement No. 33-3521 on Form S-2).
  4.4        First Supplemental Indenture dated as of November
             26, 1986, to the Debenture Indenture (incorporated
             by reference to the Registrant's Quarterly Report
             on Form 10-Q for the quarter ended December 31,
             1986 (the "December 1986 10-Q")).
  4.5        Form of Indenture between Registrant and
             Manufacturers Hanover Trust Company pursuant to
             which Registrant's 12 1/4% Senior Subordinated
             Notes due 1996 (the "Senior Notes") were issued
             (the "Note Indenture"), and specimen of Senior Note
             (incorporated by reference to Registration
             Statement No. 33-03521 on Form S-2).
  4.6        First Supplemental Indenture dated as of November
             26, 1986, to the Note Indenture (incorporated by
             reference to the December 1986 10-Q).
  4.7        Indenture between Registrant and Connecticut
             National Bank (as successor to National Westminster
             Bank) dated as of October 15, 1986, pursuant to
             which Registrant's Intermediate Subordinated
             Debentures due 2001 (the "Intermediate Debentures")
             were issued, and specimen of Intermediate Debenture
             (incorporated by reference to Registrant's
             Quarterly Report on Form 10-Q for the quarter ended
             September 30, 1986 (the "September 1986 10-Q")).
  4.8        Indenture between Rexnord Acquisition Corp. ("RAC")
             and Bank of New York (as successor to Irving Trust
             Company) dated as of March 2, 1987, pursuant to
             which RAC's Senior Subordinated Debentures due 1999
             (the "Rexnord Senior Debentures") were issued (the
             "Rexnord Senior Indenture"), and specimen of
             Rexnord Senior Debenture incorporated by reference
             to Registrant's Annual Report on Form 10-K for
             fiscal year ended June 30, 1987 (the "1987 10-K").
  4.9        First Supplemental Indenture between Rexnord Inc.
             ("Rexnord") (as successor to RAC) and Irving Trust
             Company dated as of July 1, 1987, to the Rexnord
             Senior Indenture (incorporated by reference to
             Registration Statement No. 33-15359 on Form S-2).

                                                                   SEQUENTIALLY
                                                                     NUMBERED
 EXHIBIT NO.                     DESCRIPTION                       PAGE NUMBER
   4.10      Second Supplemental Indenture between Rexnord
             Holdings Inc., now known as RHI Holdings, Inc.
             ("RHI") (as successor to Rexnord) and Irving Trust
             Company dated as of August 16, 1988, to the Rexnord
             Senior Indenture (incorporated by reference to
             Registrant's Annual Report on Form 10-K for the
             fiscal year ended June 30, 1988 (the "1988 10-K")).
   4.11      Indenture between Registrant and Norwest Bank
             Minneapolis, N.A. dated as of March 2, 1987,
             pursuant to which Registrant's Junior Subordinated
             Debentures due 2007 (the "Junior Debentures") were
             issued, and specimen of Junior Debenture
             (incorporated by reference to Final Amendment to
             Tender Offer Statement on Schedule 14D-1 of Banner
             Acquisition Corp. ("BAC") dated March 9, 1987).
   4.12      First Supplemental Indenture between Registrant and
             Norwest Bank, Minnesota Bank, N.A., dated as of
             February 28, 1991, to Indenture dated as of March
             2, 1987, relating to the Junior Debentures
             (incorporated by reference to the 1991 10-K).
   4.13      Securities Purchase Agreement dated as of October
             15, 1986, by and among Registrant and each of the
             Purchasers of the Intermediate Debentures
             (incorporated by reference to the September 1986
             10-Q).
   4.14      Securities Purchase Agreement dated as of March 2,
             1987, by and among Registrant, RAC and each of the
             Purchasers of the Junior Debentures, the Rexnord
             Senior Debentures and other securities
             (incorporated by reference to the 1987 10-K).
   4.15      Registration Rights Agreement dated as of October
             15, 1986, by and among Registrant and each of the
             purchasers of the Intermediate Debentures
             (incorporated by reference to the September 1986
             10-Q).
   4.16      Registration Rights Agreement dated as of March 2,
             1987, by and among Registrant, RAC and each of the
             purchasers of the Junior Debentures, the Rexnord
             Senior Debentures and other securities
             (incorporated by reference to Registrant's Report
             on Form 8-K dated March 17, 1987).
  *5.1       Opinion of Cahill Gordon & Reindel as to the
             legality of the Common Stock.
  10.1       Asset Purchase Agreement by and among Banner
             Aerospace, Inc., PB Herndon Aerospace, Services,
             Inc., Banner Aerospace Services, Inc. and Allied
             Signal Inc. and AS Bar Herndon LLC dated as of
             December 8, 1997.
  10.2       Asset Purchase Agreement by and among Banner
             Aerospace, Inc., the sellers listed on Annex A,
             Allied Signal Inc. and AS BAR LLC dated as of
             December 8, 1997.
  23.1       Consent of Arthur Andersen LLP, independent public
             accountants.
 *23.2       Consent of Cahill Gordon & Reindel (included in
             Exhibit 5.1).
             Powers of Attorney (set forth on the signature page
  24.1       of the Registration Statement).
  99         Financial statements, related notes thereto and
             Auditors' Report of RHI Holdings, Inc. for the
             fiscal year ended June 30, 1997 (incorporated by
             reference from RHI Holdings, Inc. Form 10-K for the
             fiscal year ended June 30, 1997).

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* To be filed by amendment.